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As filed with the Securities and Exchange Commission on May 11, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

RBC BEARINGS INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3562 (Primary Standard Industrial Classification Code number)	95-4372080 (I.R.S. Employer Identification No.)

One Tribology Center
Oxford, CT 06478
Telephone: (203) 267-7001
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Dr. Michael J. Hartnett
Chief Executive Officer
One Tribology Center
Oxford, CT 06478
Telephone: (203) 267-7001

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Joshua N. Korff, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022-4611 (212) 446-4800	Valerie Ford Jacob, Esq. Stuart H. Gelfond, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Common Stock, par value $ per share(2)	$143,750,000	$16,919.38

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes amount attributable to shares of Common Stock that may be purchased by the underwriters under an option to purchase additional shares.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated May 11, 2005

PROSPECTUS

                    Shares

Common Stock

        This is RBC Bearings Incorporated's initial public offering. RBC Bearings Incorporated is selling            shares and certain of our stockholders are selling            shares.

        We expect the public offering price to be between $                  and $                  per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the            under the symbol "    ."

        Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        The underwriters may also purchase up to an additional            shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about                        , 2005.

Merrill Lynch & Co.
KeyBanc Capital Markets
Jefferies & Company, Inc.

The date of this prospectus is                      , 2005.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        In this prospectus, unless the context otherwise requires, "Company," "RBCI," "we," "our" and "us" refer to RBC Bearings Incorporated and our subsidiaries; "RBCA" refers to Roller Bearing Company of America, Inc., our wholly-owned subsidiary and principal operating company; and "Whitney" refers to Whitney & Co., LLC, our principal equity sponsor. Our fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to March 31; therefore, references to "fiscal 2004," "fiscal 2003," "fiscal 2002," "fiscal 2001" and "fiscal 2000" refer to our fiscal years ended April 3, 2004, March 29, 2003, March 30, 2002, March 31, 2001 and April 1, 2000, respectively.

        This prospectus contains our registered and unregistered trademarks, service marks and trade names including: "Aerocres," "Heim," "Pitchlign," "Quadlube," "RBC Bearings," "RBC Roller," "Schaublin" and "Unibal." This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. As a result, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, especially the section entitled "Risk Factors" and the consolidated financial statements and the related notes.

RBC Bearings Incorporated

        We are a well known international manufacturer and marketer of highly engineered precision plain, roller and ball bearings. Bearings, which are integral to the manufacture and operation of most machines and mechanical systems, reduce wear to moving parts, facilitate proper power transmission and reduce damage and energy loss caused by friction. While we manufacture products in all major bearing categories, we focus primarily on highly technical or regulated bearing products for specialized markets that require sophisticated design, testing and manufacturing capabilities. Our unique expertise has enabled us to garner leading positions in most of the markets in which we compete including certain markets where we are the only manufacturer able to provide the required bearing solution. We estimate that approximately two-thirds of our net sales during fiscal 2004 were generated by products for which we hold the number one or two market position. We have been providing bearing solutions to our customers since 1919. Over the past ten years, under the leadership of our current management team, we have significantly broadened our end markets, products, customer base and geographic reach. We currently operate 16 manufacturing facilities in three countries.

        We design, manufacture and market a broad portfolio of bearing products. The following table provides a summary of our product segments:

Segment	FY 2004 Sales	Representative Applications
Plain Bearings	$77,578	•	Aircraft engine controls and landing gear
	(41%)	•	Helicopter rotors and missile launchers
		•	Mining and construction equipment

Roller Bearings	$63,106	•	Aircraft hydraulics
	(34%)	•	Military and commercial truck chassis
		•	Packaging machinery and gear pumps

Ball Bearings	$35,801	•	Radar and night vision systems
	(19%)	•	Airframe control and actuation
		•	Semiconductor equipment

Other	$10,846 (6%)	•	Precision ground ball screws for robotic handling and missile guidance
		•	Collets for machine tools

Our End Markets

        We serve a broad range of end markets where we can add value with our specialty, precision bearing applications. We classify our customers into three principal categories: diversified industrial, aerospace and defense.

        Diversified Industrial (62% of fiscal 2004 net sales).    We manufacture bearing products for a wide range of diversified industrial markets, including construction and mining, heavy truck, packaging and semiconductor machinery. Our diversified industrial products target specialized market applications in which our engineering and manufacturing capabilities provide us with unique competitive advantages. We believe opportunities exist for growth and margin expansion in this market as a result of increasing demand for industrial machinery, the introduction of new products and the expansion of aftermarket sales.

        Aerospace (25% of fiscal 2004 net sales).    We manufacture bearing products for a wide range of aerospace applications, including commercial airframes, commercial aircraft engines and private aircraft applications. We supply bearings for many of the commercial aircraft currently operating world-wide and are the primary supplier for many of our product lines. Many of our aerospace bearing products are designed and certified during the original development of the aircraft being served, which often makes us the primary bearing supplier for the life of the aircraft. We believe that growth and margin expansion in this segment will be driven primarily by expanding our international presence, new aircraft builds and the refurbishment and maintenance of existing commercial aircraft.

        Defense (13% of fiscal 2004 net sales).    We manufacture bearing products used by the U.S. Department of Defense and certain foreign governments for use in fighter jets, troop transports, naval vessels, helicopters, gas turbine engines, armored vehicles, guided weaponry and satellites. Our bearing products are manufactured to conform to U.S. military specifications and are typically custom designed during the original product design phase which often makes us the sole or primary bearing supplier for the life of the product. We believe that our current installed base of bearing products and our sophisticated engineering and manufacturing capabilities position us to benefit from growing replacement part demand caused by increased equipment utilization as well as the introduction of new weapons and transport systems.

Our Competitive Strengths

        Leading Market Positions.    We compete in specialized markets where we believe we are often the only supplier with the manufacturing expertise, business plan and engineering resources required to provide the required bearing solution. We estimate that approximately two-thirds of our net sales during fiscal 2004 were generated by products for which we hold the number one or two market position.

        Diversified Revenue Base.    We sell a wide array of bearing products to customers across many diverse end markets, each of which is influenced by different fundamental economic factors. Our products are sold to more than 5,500 customers, including original equipment manufacturers, or OEMs, and aftermarket distributors and service providers.

        Large Installed Product Base with Recurring Aftermarket Revenue Stream.    We provide bearings to a large and growing number of applications for which our products have been tested and certified. Our bearing products are approved for over 32,000 applications, many of which are part of aerospace, defense and industrial platforms that can be in service for as long as several decades, thereby requiring continuing aftermarket support. Aftermarket sales of replacement parts for existing equipment platforms represented approximately 60% of our net sales for fiscal 2004.

        Proprietary Design and Manufacturing Capabilities.    We believe that our design and manufacturing capabilities will allow us to maintain a leadership position as our customers continue to rely on us to develop new bearing solutions that can be manufactured cost effectively.

        Disciplined Acquisition Program with History of Successful Integration.    We have demonstrated expertise in acquiring and integrating bearing and precision-engineered component manufacturers that have complementary products or distribution channels and provide significant potential for margin enhancement. Since October 1992 we have completed 12 acquisitions which have significantly broadened our end markets, products, customer base and geographic reach.

        Experienced Management Team.    Our management team possesses extensive managerial experience in the bearing industry, with our top five operating executives averaging over 20 years of bearing industry experience. We intend to retain and attract experienced professionals by leveraging our reputation as a premier provider of precision bearing solutions.

Our Growth Strategy

        We intend to grow our business while continuing to focus on specialized markets for highly engineered bearing solutions. Key elements of our growth strategy include:

        Continue to Develop Innovative Bearing Solutions.    We intend to leverage our design and manufacturing expertise and our extensive customer relationships to continue to develop new products for markets where we believe there are substantial growth opportunities. Our ability to develop new custom engineered products strengthens existing customer relationships and creates new business opportunities for us.

        Expand Customer Base and Penetrate End Markets.    We continually seek opportunities to penetrate new customers, geographic locations and bearing platforms with existing products or profitable new product opportunities. We intend to continue to expand our sales force, customer base and end markets and have identified a number of attractive growth opportunities domestically and abroad, including current projects in semiconductor machinery, airframe controls and missile guidance systems. In addition, our OEM relationships, coupled with our design expertise, provide us with extensive cross-selling opportunities on platforms that we do not currently supply.

        Increase Aftermarket Sales.    We intend to increase the percentage of our revenues derived from the replacement market by continuing to implement several initiatives. First, we will continue to seek opportunities to increase our sales to key existing distributors as well as expand our base of third party customers. Second, our new product and new end market initiatives are focused on high-growth platforms, such as 300 millimeter semiconductor manufacturing systems and the U.S. government's Joint Strike Fighter program that we expect will be in service for long periods and therefore create significant demand for replacement parts. Additionally, we will seek opportunities to develop new products that can be used as replacement parts for existing platforms. We believe that increasing our aftermarket sales of replacement parts will further enhance the continuity and predictability of our revenues and increase our profitability.

        Pursue Selective Acquisitions.    We believe that there will continue to be consolidation within the bearing industry that may present us with acquisition opportunities, particularly within the industrial and aerospace markets. We regularly evaluate opportunities to acquire bearing and precision-engineered component manufacturers which have complementary products, customers or distribution channels, provide significant potential for margin enhancement and further expand the breadth of our product portfolio.

Whitney & Co., LLC

        Whitney & Co., LLC is our major equity sponsor and provides financial consulting and management advisory services to us. Whitney was established in 1946 by John Hay Whitney as one of the first U.S. firms involved in the development of the private equity industry. Today, Whitney remains a private firm owned by investing professionals, and its main activities are to provide private equity and debt capital for middle market growth companies. Whitney manages approximately $4 billion of assets for endowments, foundations and pension plans and is currently investing its fifth outside equity fund, Whitney V, L.P., a fund with committed capital of $1.1 billion.

Our Corporate Profile

        RBC Bearings Incorporated is a Delaware corporation, and our principal executive offices are located at One Tribology Center, Oxford, CT 06478. Our telephone number is (203) 267-7001. Our website address is www.rbcbearings.com. Information on our website is not deemed to be a part of this prospectus.

The Offering

Common stock offered:
By us	shares
By the selling stockholders	shares
Common stock outstanding after the offering	shares
Use of proceeds
We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $ million. We intend to use these net proceeds, together with proceeds from the Refinancing Transaction, for:
• repayment of certain indebtedness, including:
• all of our $38.6 million in aggregate principal amount 13% Senior Subordinated Discount Debentures due 2009 plus accrued interest and redemption premium;
• all of our outstanding indebtedness, plus accrued interest and prepayment fee, under our $45.0 million Second Lien Term Loan; and
• redemption of all of our Class C preferred stock for $ million, including any accrued and unpaid dividends, and repurchase of 50% of our Class D preferred stock for $4.0 million.
We will not receive any proceeds from the sale of the shares by the selling stockholders. See "Use of Proceeds," "Pre-Offering Transactions" and "Related Party Transactions."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.
Proposed symbol	" "

        The number of shares of our common stock outstanding after the offering is based on an assumed initial offering price of $                      per share. The number of shares outstanding after the offering excludes    shares reserved for issuance under our stock option plans, of which options to purchase            shares at an average option price of $                              have been issued. Options to purchase            shares of common stock will be outstanding under our stock option plans upon completion of this offering, of which options to purchase    shares will be exercisable upon completion of this offering. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell            additional shares.

        Unless the context otherwise requires, all information in this prospectus (i) gives retroactive effect to a            -for-            stock split of the common stock which will occur immediately prior to the completion of this offering and (ii) assumes that this offering is consummated at an initial public offering price of $            per share (the midpoint of the range on the front cover of this prospectus) on                        , 2005. See "Use of Proceeds" and "Pre-Offering Transactions."

Summary Financial Data

        The summary financial data for the fiscal years ended March 30, 2002, March 29, 2003, and April 3, 2004 have been derived from our historical consolidated financial statements audited by Ernst & Young LLP, independent auditors. The summary historical unaudited statement of operations and balance sheet data for the nine month period ended December 27, 2003 and January 1, 2005 have been derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus, which in our opinion contains all adjustments necessary for a fair presentation of the consolidated financial data. Historical results are not necessarily indicative of the results expected in the future. You should read the data presented below together with, and qualified by reference to "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included elsewhere in this prospectus.

	Fiscal Year Ended				Nine Month Period Ended
	March 30, 2002	March 29, 2003	April 3, 2004		December 27, 2003	January 1, 2005
	(in thousands, except share and per-share amounts)
Statement of Operations Data:
Net sales(1)	$168,331	$172,860		$187,331	$125,087		$170,731
Cost of sales	114,575	124,086		135,433	90,745		123,325

Gross margin	53,756	48,774		51,898	34,342		47,406
Selling, general and administrative	25,641	26,647		28,107	19,615		22,929
Other, net	937	1,424		1,662	863		2,464

Operating income	27,178	20,703		22,129	13,864		22,013
Interest expense, net	23,440	21,023		20,380	15,289		14,335
Loss (gain) on early extinguishment of debt(2)	—	(780)		—	—		6,956
Other non-operating expense (income)	17	298		16	12		(98)

Income (loss) before income taxes	3,721	162		1,733	(1,437)		820
Provision for (benefit from) income taxes	2,052	113		1,070	(492)		303

Net income (loss)	$1,669	$49		$663	$(945)		$517

Net income (loss) per common share(3):
Basic	$0.67	$(0.51)		$(0.60)	$(1.01)		$(0.47)
Diluted	$0.47	$(0.51)		$(0.60)	$(1.01)		$(0.47)
Weighted average number of common and common equivalent shares outstanding:
Basic	2,475,561	2,475,561		2,475,561	2,475,561		2,475,561
Diluted	3,556,658	2,475,561		2,475,561	2,475,561		2,475,561
Pro Forma Data:(4)
Pro forma net income (loss)			$			$
Pro forma net income (loss) per common share:
Basic			$			$
Diluted			$			$
Pro forma weighted average number of common and common equivalent shares outstanding:
Basic
Diluted

	Fiscal Year Ended			Nine Month Period Ended
	March 30, 2002	March 29, 2003	April 3, 2004	December 27, 2003	January 1, 2005
	(in thousands)
Other Financial Data:
EBITDA(5)	$36,266	$29,224	$31,295	$21,384	$29,455
Capital expenditures	5,941	6,522	4,951	2,952	6,604
	As of January 1, 2005
	Actual	As Adjusted(4)
	(in thousands)
Balance Sheet Data:
Cash	$1,703	$
Working capital	117,028
Total assets	243,290
Total debt	222,254
Total stockholders' equity (deficit)	(14,651)
(1)
Our net sales were $172.9 million in fiscal 2003 and $168.3 million in fiscal 2002, an increase of $4.6 million or 2.7%. Net sales in the compared periods included net sales totaling $2.1 million in fiscal 2003 for RBC France, which was acquired in December 2002, and $5.2 million in fiscal 2003 and $3.7 million in fiscal 2002 generated by RBC Oklahoma, which was acquired effective August 2001. Excluding RBC France and RBC Oklahoma's sales, our net sales increased $1.0 million or 0.6% from period to period.

(2)
Loss on extinguishment of debt of $7.0 million in the first quarter of fiscal 2005 included $4.3 million for non-cash write-off of deferred financing fees associated with retired debt, $1.8 million of redemption premium and $0.9 million of accrued interest for the 30 day call period related to the early extinguishment of our senior subordinated notes.

(3)
The net loss per common share for certain periods is caused by the dividends accrued on the Class B preferred stock. See Note 2 of Notes to Consolidated Financial Statements and Note 2 to Notes of Unaudited Interim Consolidated Financial Statements.

(4)
Assumes the following transactions were effected as of March 30, 2003 with respect to the Pro Forma Data, and as of January 1, 2005 with respect to the as adjusted Balance Sheet Data, presented above: (1) the Pre-Offering Transactions, (2) the sale by us of    shares in this offering at an assumed initial public offering price of $            per share, (3) the repayment of all of our $38.6 million in the aggregate principal amount of our 13% Senior Subordinated Discount Debentures due 2009, (4) the repayment of all outstanding indebtedness under our $45 million Second Lien Term Loan; and (5) the Refinancing Transaction. In addition, pro forma amounts have been adjusted to reflect the exercise of options and warrants by some of the selling stockholders. These selling stockholders may exercise these options or warrants through a net share settlement. See "Pre-Offering Transactions," "Use of Proceeds" and "The Offering."

(5)
EBITDA consists of net income (loss), plus interest expense, net, loss (gain) on early extinguishment of debt, provision for (benefit from) income taxes and depreciation and amortization. In evaluating our business, our management considers and uses EBITDA as one of a few key indicators of financial operating performance and as a measure of operating cash capacity. We use EBITDA as a key performance indicator because we believe it provides a more consistent basis for internal comparisons of operating performance. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending, which items may vary for different periods unrelated to the overall operating performance and operating cash flows. EBITDA is also presented because it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and debt service capacity and in the evaluation of companies in our industry; therefore, we believe it is a useful indicator to investors. EBITDA is not a recognized term under generally accepted accounting principles, and when analyzing our operating performance, investors should use EBITDA in addition to, not an alternative for, operating income, net income and cash flows from operating activities. Investors also should note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA.

	Fiscal Year Ended			Nine Month Period Ended
	March 30, 2002	March 29, 2003	April 3, 2004	December 27, 2003	January 1, 2005
	(in thousands)
Net income (loss)	$1,669	$49	$663	$(945)	$517
Add:
Provision for (benefit from) income taxes	2,052	113	1,070	(492)	303
Interest expense, net	23,440	21,023	20,380	15,289	14,335
Loss (gain) on early extinguishment of debt	—	(780)	—	—	6,956
Depreciation and amortization	9,105	8,819	9,182	7,532	7,344

EBITDA	$36,266	$29,224	$31,295	$21,384	$29,455

RISK FACTORS

        Our business, operating results or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should carefully consider these risks before investing in shares of our common stock.

Risk Factors Related to Our Company

The bearing industry is highly competitive, and this competition could reduce our profitability or limit our ability to grow.

        The global bearing industry is highly competitive, and we compete with many U.S. and non-U.S. companies, some of which benefit from lower labor costs and fewer regulatory burdens than us. We compete primarily based on product qualifications, product line breadth, service and price. Certain competitors are larger than us or subsidiaries of larger entities and may be better able to manage costs than us or may have greater financial resources than we have. Due to the competitiveness in the bearing industry we may not be able to increase prices for our products to cover increases in our costs, or we may face pressure to reduce prices, which could materially adversely affect our profitability. Competitive factors, including changes in market penetration, increased price competition and the introduction of new products and technology by existing and new competitors could have a material adverse effect on our business and results of operations.

The loss of a major customer could have a material adverse effect on our business and operations.

        Our top ten customers generated 34% of our net sales during fiscal 2004. Accordingly, the loss of one or more of those customers or a substantial decrease in such customers' purchases from us could have a material adverse effect on our revenues and profitability.

        In addition, the consolidation and combination of defense or other manufacturers may eliminate customers from the industry and/or put downward pricing pressures on sales of component parts sold by us which could have a material adverse effect on our business. Compliance with various government regulations may be required. Violations of such regulations could result in termination of all of our governmental related contracts, which may have material adverse effects on our operations.

Weakness in any of the industries in which our customers operate, as well as the cyclical nature of our customers' businesses generally, could materially adversely impact our revenues and profitability.

        The commercial aerospace, mining and construction equipment and other diversified industrial industries to which we sell our products are, to varying degrees, cyclical and tend to decline in response to overall declines in industrial production. Margins in those industries are highly sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. As a result, our business is also cyclical, and the demand for our products by these customers depends, in part, on overall levels of industrial production, general economic conditions and business confidence levels. Downward economic cycles have affected our customers and reduced sales of our products resulting in reductions in our revenues and net earnings. Any future material weakness in demand in any of these industries could have a material adverse effect on our revenues and profitability.

        In addition, many of our customers have historically experienced periodic downturns, which often have had a negative effect on demand for our products. For example, the severe downturn in 2001 in the aerospace industry resulted in deferrals or cancellations in aircraft orders, which adversely affected the volume and price of orders placed for products used to manufacture commercial aircraft, including our bearings and other individual parts and components we manufacture. Previous industry downturns have negatively affected, and future industry downturns may negatively affect, our net sales, gross margin and net income.

Future reductions or changes in U.S. government spending could negatively affect our business.

        A significant portion of our sales are made directly or indirectly to the U.S. government to support military or other government projects. Our failure to obtain new government contracts, the cancellation of government contracts or reductions in federal budget appropriations regarding our products could result in materially reduced revenue. In addition, the funding of defense programs also competes with non-defense spending of the U.S. government. Our business is sensitive to changes in national and international priorities and the U.S. government budgets. A shift in government defense spending to other programs in which we are not involved or future reductions in U.S. government defense spending generally could have adverse consequences to our results of operations. If we, or our prime contracts for which we are a subcontractor, fail to win any particular bid, or we are unable to replace lost business as a result of a cancellation, expiration or completion of a contract, our revenues or cash flows could be reduced.

Fluctuating supply and costs of raw materials and energy resources could have a material adverse effect on our business.

        Our business is dependent on the availability and cost of energy resources and raw materials, particularly steel, generally in the form of stainless and chrome steel which are commodity steel products. Raw materials represented approximately 39% of our overall costs for fiscal 2004. The availability and prices of raw materials and energy sources may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. Although we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of certain raw materials. Disruptions in the supply of raw materials and energy resources could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources, which could thereby affect our sales and profitability.

        For example, we purchase steel at market prices, which during the past 12 months have increased to historical highs as a result of a relatively low level of supply and a relatively high level of demand, and we have recently received notices of additional price increases from our suppliers. As a result, we are currently being assessed surcharges on certain of our purchases of steel, and in certain circumstances, we have experienced difficulty in identifying steel for purchase. If we are unable to purchase steel for our operations for a significant period of time, our operations would be disrupted, and our results of operations would be materially adversely affected. In addition, we may be unable to pass on the increased costs of raw materials to our customers, which could materially adversely affect our results of operations and financial condition.

        We seek to, and have to date, successfully passed through a significant portion of our additional costs to our customers through steel surcharges or price increases. However, even if we are able to pass these steel surcharges or price increases to our customers, there may be a time lag of up to 12 weeks between the time a price increase goes into effect and our ability to implement surcharges or price increases, particularly for orders already in our backlog. As a result our gross margin percentage may decline, and we may not be able to implement other price increases for our products. We cannot provide assurances that we will be able to continue to pass these additional costs on to our customers at all or on a timely basis or that our customers will not seek alternative sources of supply if there are significant or prolonged increases in the price of steel or other raw materials or energy resources.

We may not be able to address technological advances or maintain customer relationships which are necessary to remain competitive within our businesses.

        We believe that our customers rigorously evaluate their suppliers on the basis of product quality, price competitiveness, technical expertise, new product innovation, reliability and timeliness of delivery, product design capability, manufacturing expertise, operational flexibility and customer service. Our success will depend on our ability to continue to meet our customers' changing specifications with respect to these criteria. We must remain committed to product research and development, advanced manufacturing techniques and service to remain competitive. We may not be able to address technological advances in metallurgy or in materials science or introduce new products that may be necessary to remain competitive within our businesses, or our competitors may develop products superior to our products. Furthermore, we may be unable to adequately protect any of our own technological developments to produce a sustainable competitive advantage.

Our products are subject to certain approvals, and the loss of such approvals could adversely affect our revenues.

        Essential to servicing the aerospace market is the ability to obtain product approvals. We have in excess of 32,000 product approvals, which enable us to provide products used in virtually all domestic aircraft platforms presently in production or operation. Product approvals are typically issued by the Federal Aviation Administration, or FAA, to designated OEMs who are Production Approval Holders of FAA approved aircraft. These Production Approval Holders provide quality control oversight and generally limit the number of suppliers directly servicing the commercial aerospace aftermarket. Regulations enacted by the FAA provide for an independent process (the Parts Manufacturer Approval, or PMA, process), which enables suppliers who currently sell their products to the Production Approval Holders, to sell products to the aftermarket. We have received over 2,400 PMA application approvals to date. Our foreign sales may be subject to similar approvals. Although we have not lost any material product approvals in the past, we cannot assure you that we will not lose approvals for our products in the future. The loss of product approvals could have a material adverse effect on our revenues and profitability.

Under certain circumstances, the U.S. government has the right to debar or suspend us from acting as a U.S. government contractor or subcontractor, and if we are suspended or debarred from acting as a government supplier for any reason, such an action would have a material adverse effect on our business.

        In connection with our performance of government contracts, the federal government audits and reviews our performance, pricing practices and compliance with applicable laws, regulations and standards. It is possible that as a result of these audits, our revenues, cash flows, or results of operations could be materially adversely affected. For example, the government could disallow certain costs that it originally reimbursed, and we may be required to refund cash already collected. It is also possible that a government audit, review or investigation could uncover improper or illegal activities that would subject the company to civil, criminal and/or administrative sanctions, including, but not limited to, termination of contracts, reimbursement of payments received, fines, forfeiture of profits and suspension or debarment from doing business with federal government agencies. If any allegations of impropriety were made against us, whether or not true, our reputation could be adversely affected. If we were suspended or debarred from contracting with the federal government, or any specific agency, if our reputation was impaired or if the government ceased or significantly decreased the amount of business it does with us, our revenues and cash flow could be reduced. As a government contractor, we are also subject to various federal laws, regulations and standards. New laws, regulations or standards or changes to existing laws, regulations or standards could subject us to additional costs of compliance or liabilities and could result in material reductions to our results of operations, cash flow or revenues.

We have outstanding debt and may incur additional debt in the future for acquisitions or other purposes which could adversely affect our business.

        As of January 1, 2005, our total outstanding debt consisted of $222.3 million, of which $115.1 million was outstanding under our $165.0 million senior credit facility, referred to as our Senior Credit Facility, comprised of a $55.0 million revolving credit facility, or Revolving Credit Facility, and a $110.0 million term loan, or Term Loan. We expect to amend or refinance our existing Senior Credit Facility to increase our borrowings under our Senior Credit Facility by $             million in connection with the Refinancing Transaction to be used for the purposes described under "Use of Proceeds." See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pre-Offering Transactions—Refinancing Transaction."

        To service our debt, we will require a significant amount of cash. Our ability to generate cash, make scheduled payments or to refinance our obligations depends on our successful financial and operating performance. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control.

        We may incur additional indebtedness in the future for acquisition, and the significant debt servicing costs associated with that indebtedness could have significant effects on our operations, including:

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  limit our ability to obtain additional financing to operate our business;

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  require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general operational requirements;

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  limit our flexibility to plan for and react to changes in our business or industry;

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  place us at a competitive disadvantage relative to some of our competitors that have less debt than us; and

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  increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

        The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations and ability to grow our business.

Restrictions in our indebtedness agreements could limit our growth and our ability to respond to changing conditions.

        The Senior Credit Facility, our $45.0 million second lien term loan, or Second Lien Term Loan, and our swiss franc 14.0 million Swiss credit facility (approximately $11.0 million) as of January 1, 2005, or Swiss Credit Facility, contain a number of restrictive covenants that limit our ability, among other things, to:

  •
  incur additional indebtedness and issue preferred stock and guarantee indebtedness;

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  create liens on our assets;

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  pay dividends or make other equity distributions;

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  purchase or redeem capital stock;

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  create restrictions on payments of dividends or other amounts to us by our restricted subsidiaries;

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  make investments;

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  merge, consolidate or sell assets;

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  engage in activities unrelated to our current business;

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  engage in transactions with our affiliates; and

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  sell or issue capital stock of certain subsidiaries.

        In addition, the Senior Credit Facility and the Second Lien Term Loan contain other financial covenants requiring us to maintain a minimum fixed charge coverage ratio and maximum senior leverage ratios and to satisfy certain other financial conditions. Our Second Lien Term Loan prohibits us from incurring capital expenditures of more than $10 million per year. These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities.

        As of January 1, 2005, we had outstanding borrowings of $5.4 million and letters of credit of $20.3 million under our $55.0 million revolving credit facility. Under the Revolving Credit Facility, we have borrowing availability of $18.6 million as of January 1, 2005. Under our Swiss Credit Facility, or Swiss Revolver, we had borrowing availability of approximately $3.5 million (4.0 million SFr) as of January 1, 2005.

Increases in interest rates may increase our interest expense and adversely affect our profitability and cash flow.

        Upon consummation of this offering, approximately    % of our debt will be subject to variable interest rates. On December 31, 2004, we entered into a Rate Cap Transaction Agreement capping LIBOR at 5.00% on a notional amount of $50.0 million. This agreement expires on December 31, 2005. An increase in interest rates will increase our interest expense and may adversely affect our profitability and cash flow and our ability to service our indebtedness and to make distributions to our stockholders. In addition, an increase in interest rates may inhibit our ability to incur additional debt in the future, which may impair our ability to consummate desirable acquisitions. As of January 1, 2005, after giving effect to the offering, we had a total of $                      million of variable rate debt bearing a weighted average interest rate of approximately    % per annum.

Work stoppages and other labor problems could materially adversely affect us.

        As of January 1, 2005, approximately 31% of our hourly employees in the U.S. and abroad were represented by labor unions. While we believe our relations with our employees are satisfactory, a lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. In addition, any attempt by our employees not currently represented by a union to join a union could result in additional expenses, including with respect to wages, benefits and pension obligations. One of our collective bargaining agreements covering approximately 53 employees, was originally due to expire in the month of July 2004 and was extended to October 29, 2005. Of our remaining four collective bargaining agreements, one agreement covering approximately 51 employees will expire in June of 2007, two agreements covering approximately 124 employees will expire in January of 2008 and one agreement covering approximately 132 employees will expire in June of 2008.

        Negotiations for the extension of these agreements may result in modifications to the terms of these agreements, and these modifications could cause us to incur increased costs relating to our labor force.

        In addition, work stoppages at one or more of our customers or suppliers, including suppliers of transportation services, many of which have large unionized workforces, for labor or other reasons could also cause disruptions to our business that we cannot control and may materially adversely impact our business and results of operations.

Our business is capital intensive and may consume cash in excess of cash flow from our operations.

        Our ability to remain competitive, sustain our growth and expand our operations largely depends on our cash flow from operations and our access to capital. We intend to fund our cash needs through operating cash flow and borrowings under our Senior Credit Facility. We may require additional equity or debt financing to fund our growth and debt repayment obligations. In addition, we may need additional capital to fund future acquisitions. Our business may not generate sufficient cash flow, and we may not be able to obtain sufficient funds to enable us to pay our debt obligations and capital expenditures or we may not be able to refinance on commercially reasonable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity."

Unexpected equipment failures, catastrophic events or capacity constraints may increase our costs and reduce our sales due to production curtailments or shutdowns.

        Our manufacturing processes are dependent upon critical pieces of equipment, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, earthquakes or violent weather conditions. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures or catastrophes. Interruptions in production capabilities will inevitably increase our production costs and reduce sales and earnings for the affected period.

        Certain of our facilities are operating at a single shift with light second and third shifts, and additional demand may require additional shifts and/or capital investments at these facilities. We cannot assure you that we will be able to add additional shifts as needed in a timely way and production constraints may result in lost sales. In certain markets we refrain from making additional capital investments to expand capacity where we believe market expansion in a particular end market is not sustainable or otherwise does not justify the expansion or capital investment. Our assumptions and forecasts regarding market conditions in these end markets may be erroneous and may result in lost earnings and inhibit our growth.

The occurrence of extraordinary events, such as a major terrorist attack in the U.S., may adversely affect our business, resulting in a decrease in our revenues.

        Future terrorist attacks cannot be predicted, and their occurrence can be expected to negatively affect the economy of the U.S. and other countries in which we do business. Such attacks may materially adversely impact markets in which we operate, particularly commercial aerospace and may also impair our ability to conduct our manufacturing and other business activities for extended periods depending on the nature and severity of the event.

We may not be able to continue to make the acquisitions necessary for us to realize our growth strategy.

        The acquisition of businesses that complement or expand our operations has been and continues to be an important element of our business strategy. We cannot assure you that we will be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms in the future. Our inability to acquire businesses, or to operate them profitably once acquired, could have a material adverse effect on our business, financial position, cash flows and growth.

The costs and difficulties of integrating acquired businesses could impede our future growth.

        We cannot assure you that any future acquisition will enhance our financial performance. Our ability to effectively integrate any future acquisitions will depend on, among other things, the adequacy of our implementation plans, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and sales goals. The integration of any acquired businesses might cause us to incur unforeseen costs, which would lower our future earnings and would prevent us from realizing the expected benefits of these acquisitions.

        Even if we are able to integrate future acquired businesses with our operations successfully, we cannot assure you that we will realize all of the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will realize such benefits within the expected time frame.

We depend heavily on our senior management and other key personnel, the loss of whom could materially affect our financial performance and prospects.

        Our business is managed by a small number of key executive officers, including Dr. Michael J. Hartnett. Our future success will depend on, among other things, our ability to keep the services of these executives and to hire other highly qualified employees at all levels. Dr. Hartnett is the only member of our senior management team with a long-term employment contract. The remainder of our key executives are at-will employees.

        We compete with other potential employers for employees, and we may not be successful in hiring and retaining executives and other skilled employees that we need. Our ability to successfully execute our business strategy, market and develop our products and serve our customers could be adversely affected by a shortage of available skilled employees or executives.

Our international operations are subject to risks inherent in such activities.

        We have established operations in certain countries outside the U.S., including Mexico, France and Switzerland. Of our 18 facilities, 4 are located outside the U.S., including 2 manufacturing facilities.

        Approximately 19% of our sales were derived from sales outside the U.S. during fiscal year 2004. We expect that this proportion is likely to increase as we seek to increase our penetration of foreign markets, particularly within the aerospace and defense markets. Our foreign operations are subject to the risks inherent in such activities, such as foreign regulation, unsettled political conditions, currency devaluations, logistical and communications challenges, burdensome costs of complying with a variety of foreign laws, greater difficulties in protecting intellectual property and general economic conditions in these foreign markets. Our international operations may be materially adversely affected by changes in government policies, such as changes in laws and regulations (or the interpretation thereof), restrictions on imports and exports, sources of supply, duties or tariffs, the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of restrictions on currency conversion and remittances abroad, difficulty in staffing and managing geographically diverse operations, the expropriation of private enterprise and acts of terrorism or war or other acts that may cause social disruption. In addition, policy concerns particular to the U.S. with respect to a country in which we have operations could materially adversely affect our operations in that country.

Currency translation risks may adversely affect our results of operations.

        Our Swiss operations utilize the Swiss franc as the functional currency and our French operations utilize the Euro as the functional currency. Foreign currency transaction gains and losses are included in earnings. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group and to foreign currency denominated trade receivables. Unrealized currency translation gains and losses are recognized upon translation of the foreign subsidiaries' balance sheets to U.S. dollars. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. While we monitor exchange rates, we currently do not have exchange rate hedges in place to reduce the risk of an adverse currency exchange movement. Although currency fluctuations have not had a material impact on our financial performance in the past, such fluctuations may affect our financial performance in the future. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exchange Rates."

Our pension plans are underfunded, and we may be required to make significant future contributions to the plans.

        As of January 1, 2005, we maintained noncontributory defined benefit pension plans covering substantially all of our union employees in our Heim division plant in Fairfield, Connecticut, our Nice subsidiary plant in Kulpsville, Pennsylvania, our Bremen subsidiary plant in Plymouth, Indiana and our Tyson subsidiary plant in Glasgow, Kentucky. As of January 1, 2005 and April 3, 2004, our plans were underfunded by $3.5 million and $4.6 million, respectively, which is the amount by which the accumulated benefit obligations exceed the sum of the fair market value of plans' assets. We are required to make cash contributions to our pension plans to the extent necessary to comply with minimum funding requirements imposed by employee benefit and tax laws. The amount of any such required contributions is determined based on annual actuarial valuation of the plans as performed by the plan's actuaries. The amount of future contributions will depend upon asset returns, then-current discount rates and a number of other factors, and, as a result, the amount we may elect or be required to contribute to our pension plans in the future may increase significantly. Additionally, there is a risk that if the Pension Benefit Guaranty Corporation concludes that its risk with respect to our pension plan may increase unreasonably if the plan continues to operate, if we are unable to satisfy the minimum funding requirement for the plans or if the plans become unable to pay benefits, then the Pension Benefit Guaranty Corporation could terminate the plans and take control of their assets. In such event, we may be required to make an immediate payment to the Pension Benefit Guaranty Corporation of all or a substantial portion of the underfunding as calculated by the Pension Benefit Guaranty Corporation based upon its own assumptions. The underfunding calculated by the Pension Benefit Guaranty Corporation could be substantially greater than the underfunding we have calculated because, for example, the Pension Benefit Guaranty Corporation may use a significantly lower discount rate. If such payment is not made, then the Pension Benefit Guaranty Corporation could place liens on a material portion of our assets and the assets of any members of our controlled group. Such action could adversely affect our financial condition and results of operations. For additional information concerning our pension plans and plan liabilities, see note 13 to our consolidated financial statements attached to this prospectus.

We may incur material losses for product liability and recall related claims.

        We are subject to a risk of product and recall related liability in the event that the failure of any of our products results in personal injury or death, property damage or does not conform to our customers' specifications. In particular, our products are installed in a number of types of vehicle fleets, including airplanes, trains, automobiles, heavy trucks and farm equipment, many of which are subject to government ordered as well as voluntary recalls by the manufacturer. If one of our products is found to be defective, causes a fleet to be disabled or otherwise results in a product recall, significant claims may be brought against us. Although we have not had any material product liability or recall related claims made against us, and we currently maintain product liability insurance coverage for product liability, although not for recall related claims, we cannot assure you that product liability or recall related claims, if made, would not exceed our insurance coverage limits or would be covered by insurance which, in turn, may have a material adverse effect on our business, financial condition or results of operations.

Environmental regulations impose substantial costs and limitations on our operations, and environmental compliance may be more costly than we expect.

        We are subject to various federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. These laws and regulations could subject us to material costs and liabilities, including compliance costs, civil and criminal fines imposed for failure to comply with these laws and regulations and litigation costs. We also may be liable under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or similar state laws, for the costs of investigation and clean-up of contamination at facilities currently or formerly owned or operated by us or at other facilities at which we have disposed of hazardous substances. In connection with such contamination, we may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Compliance with these laws and regulations may prove to be more limiting and costly than we anticipate. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations. Investigation and remediation of contamination at some of our sites is ongoing. Actual costs to clean-up these sites may exceed our current estimates. Although we have indemnities for certain pre-closing environmental liabilities from the prior owners in connection with our acquisition of several of our facilities, we cannot assure you that the indemnities will be adequate to cover known or newly discovered pre-closing liabilities.

The interests of certain stockholders, particularly Whitney Investor and Dr. Hartnett, could conflict with those of other holders of our securities.

        When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before the completion of this offering, will, in the aggregate, beneficially own shares representing approximately            % of our capital stock. Whitney RBHC Investor, LLC ("Whitney Investor") and Dr. Hartnett will control    % and    % of our common stock, respectively. In addition, if these stockholders were to choose to act together, or with other significant shareholders, they could control, and will, in any event, have a large degree of influence over, matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, could control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Our intellectual property and other proprietary rights are valuable, and any inability to protect them could adversely affect our business and results of operations; in addition, we may be subject to infringement claims by third parties.

        Our ability to compete effectively is dependent upon our ability to protect and preserve the intellectual property and other proprietary rights and materials owned, licensed or otherwise used by us. We have numerous U.S. and foreign patents, U.S. trademark registrations and U.S. copyright registrations. Our patents are expected to expire by their own terms at various dates. We also have U.S. trademark and patent applications pending. We cannot assure you that our pending trademark and patent applications will result in trademark registrations and issued patents, and our failure to secure rights under these applications may limit our ability to protect the intellectual property rights that these applications were intended to cover. Although we have attempted to protect our intellectual property and other proprietary rights both in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret protection and non-disclosure agreements, these steps may be insufficient to prevent unauthorized use of our intellectual property and other proprietary rights, particularly in foreign countries where the protection available for such intellectual property and other proprietary rights may be limited. We cannot assure you that any of our intellectual property rights will not be infringed upon or that our trade secrets will not be misappropriated or otherwise become known to or independently developed by competitors. We may not have adequate remedies available for any such infringement or other unauthorized use. We cannot assure you that any infringement claims asserted by us will not result in our intellectual property being challenged or invalidated, that our intellectual property will be held to be of adequate scope to protect our business or that we will be able to deter current and former employees, contractors or other parties from breaching confidentiality obligations and misappropriating trade secrets. In addition, we may become subject to claims against us which could require us to pay damages or limit our ability to use certain intellectual property and other proprietary rights found to be in violation of a third party's rights, and, in the event such litigation is successful, we may be unable to use such intellectual property and other proprietary rights at all or on reasonable terms. Regardless of its outcome, any litigation, whether commenced by us or third parties, could be protracted and costly and could have a material adverse effect on our business and results of operations.

Cancellation of orders in our backlog of orders could negatively impact our revenues.

        As of January 1, 2005, we had an order backlog of $133.8 million, which we estimate will be fulfilled within the next 12 months. However, orders included in our backlog are subject to cancellation, delay or other modifications by our customers prior to fulfillment. For these reasons, we cannot assure you that our backlog will ultimately result in the actual receipt of revenues on orders included in our backlog.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. We are in the process of instituting changes to our internal procedures to satisfy the requirements of the Sarbanes-Oxley Act of 2002, which require management and our auditors to evaluate and assess the effectiveness of our internal controls by March 31, 2007. Implementing these changes may take a significant amount of time and may require specific compliance training of our directors, officers and other personnel. We are continuing to evaluate and, where appropriate, enhance our policies, procedures and internal controls. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. We cannot assure you that we will be able to complete the work necessary to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal controls are effective.

We will face new challenges and increased costs as a public company.

        Our management team has historically operated our business as a privately held company. We expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require significant legal, accounting and other additional expenditures, as well as stock exchange listing requirements, which will place additional demands on our management and may require the hiring of additional personnel. These obligations and related expenses will increase our operating expenses and could divert our management's attention from our operations. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risk Factors Related to this Offering

        Provisions in our charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

        Provisions of our corporate charter and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

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  advance notice requirements for stockholder proposals and nominations;

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  the inability of stockholders to act by written consent or to call special meetings; and

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  the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

        The affirmative vote of the holders of at least 66 2/3% of our shares entitled to vote is necessary to amend or repeal the above provisions of our charter. In addition, absent approval of our board of directors, many of our bylaw provisions may only be amended or repealed by the affirmative vote of the holders of at least 66 2/3% of our shares entitled to vote.

        Our charter authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of our common stock, including purchasers in this offering. Holders of the common stock will not have preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by us. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of RBCI. Although we have no present intention to issue any new shares of preferred stock, we may do so in the future.

        In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

        Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders and by persons who exercise currently outstanding options to acquire our common stock. Accordingly, based on the initial public offering price of $                      per share, you will experience immediate and substantial dilution of $                      per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately    % of the aggregate price paid by all purchasers of our stock but will own only approximately    % of our common stock outstanding after this offering. See "Dilution."

An active trading market for our common stock may not develop.

        Prior to this offering, there has been no public market for our common stock. Although our common stock will be approved for listing on the New York Stock Exchange or Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Investors may not be able to sell their common stock at or above the initial public offering price. We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade.

If there are substantial sales of our common stock, our stock price could decline.

        If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares to be outstanding upon completion of this offering will be eligible for sale pursuant to Rule 144 upon the expiration of 180-day lock-up agreements.

        Upon completion of this offering, Whitney Investor will have rights to require us to register its shares of common stock with the SEC. If we register Whitney Investor's shares of common stock following the expiration of the lock-up agreement, Whitney Investor can sell those shares in the public market. See "Related Party Transactions—Amended and Restated Stockholders Agreement; Registration Rights."

        Promptly following this offering, we intend to register approximately            shares of common stock that are authorized for issuance under our stock plans and outstanding stock options. As of            , 2005,    shares of our common stock were subject to outstanding options, all of which were immediately exercisable, but with respect to which we had the right to repurchase at the initial exercise price all but the shares issuable upon exercise of these options. Once we register the shares authorized for issuance under our stock plans, they can be freely sold in the public market upon issuance, subject to our repurchase rights, the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; future growth rates in the markets we serve; increases in foreign sales; supply and cost of raw materials, any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect" or "anticipate" and other similar words.

        Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this prospectus. Factors that could cause our actual results, performance and achievements or industry results to differ materially from estimates or projections contained in forward-looking statements include, among others, the following:

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  weakness and cyclicality in any of the industries in which our customers operate;

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  changes in marketing, product pricing and sales strategies or developments of new products by us or our competitors;

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  future reductions in U.S. governmental spending;

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  suspension or debarment from acting as a government supplier;

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  our ability to obtain and retain product approvals;

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  supply and costs of raw materials, particularly steel, and energy resources and our ability to pass through these costs on a timely basis;

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  our ability to address technological advances in metallurgy or in material advances and introduce new products to remain competitive;

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  our ability to acquire and integrate complementary businesses;

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  unexpected equipment failures, catastrophic events or capacity constraints;

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  development of new litigation;

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  our ability to attract and retain our management team and other highly-skilled personnel;

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  increases in interest rates;

  •
  work stoppages and other labor problems for us and our customers or suppliers;

  •
  contractual limitations on our ability to expand our business;

  •
  regulatory developments in the U.S. and foreign countries;

  •
  developments or disputes concerning patents or other proprietary rights;

  •
  actual or anticipated changes in our earnings, fluctuations in our operating results or the failure to meet the expectations of financial market analysts and investors;

  •
  changes in accounting standards, policies, guidance, interpretation or principles;

  •
  risks associated with operating internationally, including currency translation risks;

  •
  the operating and stock performance of comparable companies;

  •
  acts of terrorism or major catastrophic events;

  •
  investors' perceptions of us and our industry; and

  •
  general economic, geopolitical, industry and market conditions.

        Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in our "Summary Financial Data" and the related notes. We do not intend, and undertake no obligation, to update any forward-looking statement. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect forward-looking statements we make in connection with this offering.

        Before deciding whether to invest in our common shares, you should carefully consider the matters set forth under the heading "Risk Factors" and all other information contained in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.

USE OF PROCEEDS

        Assuming a public offering price of $                      per share, we estimate that the net proceeds from this offering (without exercise of the over-allotment option), after deducting the underwriting discount and estimated expenses of the offering, will be approximately $    million. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $     million. We will not receive any of the proceeds from the sale of shares by selling stockholders. We intend to use these net proceeds together with proceeds from the Refinancing Transaction, to:

  •
  redeem all of our $38.6 million in aggregate principal amount 13% Discount Debentures due 2009 plus accrued interest and redemption premium;

  •
  repay all of our outstanding indebtedness, plus accrued interest and prepayment fee, under our $45.0 million Second Lien Term Loan; and

  •
  redeem all of our Class C preferred stock for $    million, including any accrued and unpaid dividends, and repurchase 50% of our Class D preferred stock for $4.0 million, in connection with our Pre-Offering Transactions. See "Pre-Offering Transactions."

INDUSTRY AND MARKET DATA

        The data included in this prospectus regarding markets, product categories, ranking and percentage of our sales to the aftermarket, including, but not limited to, the size of certain markets, product categories and sales volumes and our position and the positions of our competitors within these markets and product categories, are based on our estimates and definitions, which have been derived from management's knowledge and experience in the areas in which the relevant businesses operate, and information obtained from independent industry publications, reports by market research firms or other published independent sources. We believe that these sources, in each case, provide reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. In addition, we may define our markets in a way that may be different from how our competitors or others define their markets. As a result, you should be aware that market share, product categories, ranking, aftermarket sales and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. References herein to our being a leader in a certain market or product category refer to our having a leading position based on sales in fiscal year 2004 of bearing products in such market or product category, unless the context otherwise requires.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock and do not expect to pay cash dividends for the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. In addition, covenants in our credit facilities restrict our ability to pay dividends. Any future declaration of dividends will be determined by our board of directors, based upon our earnings, capital requirements, financial condition, debt covenants, tax consequences and other factors deemed relevant by our board of directors.

PRE-OFFERING TRANSACTIONS

        The following transactions, referred to as the Pre-Offering Transactions, will occur immediately prior to the completion of this offering:

Recapitalization

        We currently have three classes of capital stock outstanding: Class B preferred stock, Class A common stock and Class B common stock. Immediately prior to the consummation of this offering, we will effectuate a series of transactions in order to, among other things, simplify our capital structure. Our simplified capital structure will have two classes of authorized capital stock (common stock and preferred stock), of which only shares of common stock will be outstanding after the offering. The recapitalization transaction will involve a number of steps to be effectuated contemporaneously with the consummation of the Refinancing Transaction (discussed below) and this offering. These steps will occur as follows:

          Conversion of Class B Preferred Stock.    Immediately prior to the consummation of the Recapitalization, all outstanding shares of Class B preferred stock will be converted in accordance with their terms into 738,558 shares of Class A common stock,            shares of Class C preferred stock and 240,000 shares of Class D preferred stock.

          Redemption of Class C Preferred Stock.    Immediately after the conversion of the Class B preferred stock, we shall use proceeds of this offering and the Refinancing Transaction to redeem all outstanding Class C preferred stock, including any accrued and unpaid dividends, for an aggregate redemption price determined in accordance with our pre-offering charter. Assuming a

  July 15, 2005 redemption date, the aggregate redemption price of the Class C preferred stock would be approximately $30.4 million. This amount will increase at a rate of 0.02% for each additional day that the Class C preferred stock remains outstanding as a result of preferred dividends which will continue to accrue thereon.

          Repurchase of Class D Preferred Stock.    Immediately after the conversion of the Class B preferred stock, we shall repurchase all of the outstanding Class D preferred stock for an aggregate repurchase price equal to $8 million payable as follows: $4 million of the repurchase price shall be paid in cash using proceeds of this offering and the Refinancing Transaction, and $4 million shall be paid in shares of our Class A common stock based on the offering price (before giving effect to underwriters' discounts or commissions).

          Reclassification of Class A Common Stock and Class B Common Stock.    Immediately after the transactions described above, we will amend and restate our charter to provide for, among other things, authorized capital stock of            million shares of common stock and            million shares of preferred stock. As a result, all of our Class A common stock and Class B common stock (including shares of Class A common stock issued upon conversion of the Class B preferred stock and repurchase of the Class D preferred stock) will be reclassified as common stock, on a one-for-one basis.

          Stock Split.    We will amend and restate our charter to effect a            :            stock split of our common stock.

          Stock Options and Warrants.    Following the reclassification of our shares, all outstanding options and warrants to purchase our Class A common stock and Class B common stock will become exercisable into shares of our newly created common stock in accordance with the terms of our stock option plans and stock option and warrant agreements. We will freeze our existing 1998 Stock Option Plan and 2001 Stock Option Plan such that no further awards or grants may be made under them. We will establish a new 2005 Long-Term Incentive Plan which will provide for the issuance of stock options or other equity awards equal to 6% of our fully-diluted common stock, after giving effect to this offering. 60% of this amount will be awarded to Dr. Hartnett upon the consummation of this offering at the offering price, subject to vesting, and the remaining 40% will be reserved for grants to our employees (other than Dr. Hartnett) at the discretion of our board of directors. With the exception of options and warrants that are exercised in connection with this offering, all outstanding options and warrants to purchase common stock held by our employees will be subject to a lock-up period of not less than 180 days following the date of this prospectus. See "Use of Proceeds" and "Related Party Transactions—Pre-Offering Transactions."

Refinancing Transaction

        We expect to amend or refinance our existing Senior Credit Facility to increase our borrowings under our Senior Credit Facility by $     million, referred to as the Refinancing Transaction. The proceeds from the Refinancing Transaction and the proceeds of this offering will be used for the purposes described under "Use of Proceeds."

CAPITALIZATION

        The following table sets forth our cash and capitalization as of January 1, 2005 on an actual and as adjusted basis to give effect to the offering and Pre-Offering Transactions, as if they had occurred on that date.

        This table should be read in conjunction with "Use of Proceeds," "Summary Financial Data," "Selected Consolidated Historical Financial Data" and the historical financial statements and related notes thereto included elsewhere in this prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," "Description of Certain Indebtedness" and "Pre-Offering Transactions."

	As of January 1, 2005
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash	$1,703	$

Debt
Term loan	$109,725	$
Revolving credit facility(1)	5,390
Discount debentures	37,902
Second lien term loan	45,000
Other debt(2)	24,237

Total debt	222,254
Stockholders' equity(3)
Preferred stock	2
Common stock	25
Additional paid-in capital	33,485
Accumulated other comprehensive loss	(2,226)
Accumulated deficit	(45,937)

Total stockholders' equity (deficit)	(14,651)

Total capitalization	$207,603	$

(1)
The amount shown for the Revolving Credit Facility excludes $20.3 of letters of credit drawn under our $25 million letter of credit subfacility under our Senior Credit Facility.

(2)
Other debt consists of $7.5 million outstanding under the Swiss Term Loan, $16.6 million aggregate principal amount of our industrial revenue bonds and other debt of $0.1 million.

(3)
Reflects the filing of our Amended and Restated Certificate of Incorporation upon completion of this offering, authorizing           shares of common stock,           of which are issued and outstanding after the consummation of this offering and       shares of undesignated preferred stock, none of which are issued or outstanding as of the consummation of this offering. As of January 1, 2005, there were 2,475,461 shares of our Class A common stock and 100 shares of our Class B Common Stock outstanding. Additionally, as of such date, there were outstanding (a) warrants and options to purchase up to an additional 769,014 shares of our Class A common stock, (b) warrants and options to purchase 549,146 shares of our Class B common stock, and (c) 240,000 shares of our Class B exchangeable convertible participating preferred stock, or Class B preferred stock. All of our then outstanding classes of Class A and Class B common stock and Class B preferred stock were converted into common stock, redeemed or repurchased for cash or for common stock in connection with the Pre-Offering Transactions. See "Pre-Offering Transactions."

DILUTION

        Our pro forma net tangible book value as of January 1, 2005 was approximately $            , or $            per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock after giving effect to the Pre-Offering Transactions. See "Pre-Offering Transactions." After giving effect to the Pre-Offering Transactions and the sale of the shares of common stock offered by us at an assumed initial public offering price of $            per share and after deducting underwriting discounts and estimated offering expenses, the pro forma as adjusted net tangible book value as of January 1, 2005 would have been $            , or approximately $            per share of common stock. This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate dilution in net tangible book value of $                  per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of January 1, 2005
Increase per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

        The following table sets forth, on a pro forma as adjusted basis as of January 1, 2005, after giving effect to the Pre-Offering Transactions, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $            per share.

        Except as otherwise indicated, the table below (i) includes    shares of common stock issuable upon exercise of options that will be outstanding upon completion of this offering at exercise prices ranging from $    to $    per share, of which    shares are subject to options which will be exercisable upon completion of this offering and (ii) excludes shares of common stock reserved for future issuance under our 2005 Long-Term Incentive Plan. See "Management—Stock Option Plans" and "Pre-Offering Transactions."

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
New Investors			%			%

Total		100.0%			$100.0%		$

        If the underwriters' over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this offering would be reduced to approximately      %, and the number of shares of common stock held by new investors would increase to approximately      % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following table sets forth our selected consolidated historical financial and other data as of the dates and for the periods indicated. The selected financial data as of and for the years ended March 30, 2002, March 29, 2003 and April 3, 2004 have been derived from our historical consolidated financial statements audited by Ernst & Young LLP, independent auditors. The selected financial data as of and for the fiscal years ended April 1, 2000 and March 31, 2001 have been derived from our historical consolidated financial statements. The selected historical unaudited consolidated statement of operations and balance sheet data for the nine month periods ended December 27, 2003 and January 1, 2005 are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus, which in our opinion contains all adjustments necessary for a fair presentation of the consolidated financial data. Results for interim periods are not necessarily indicative of results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results expected in the future. You should read the data presented below together with, and qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended					Nine Month Period Ended
	April 1, 2000	March 31, 2001	March 30, 2002	March 29, 2003	April 3, 2004	December 27, 2003	January 1, 2005
	(in thousands, except share and per-share amounts)
Statement of Operations Data:
Net sales(1)	$177,148	$176,435	$168,331	$172,860	$187,331	$125,087	$170,731
Cost of sales	119,888	116,245	114,575	124,086	135,433	90,745	123,325

Gross margin	57,260	60,190	53,756	48,774	51,898	34,342	47,406
Selling, general and administrative	25,156	27,043	25,641	26,647	28,107	19,615	22,929
Other, net	709	776	937	1,424	1,662	863	2,464

Operating income	31,395	32,371	27,178	20,703	22,129	13,864	22,013
Interest expense, net	22,082	23,335	23,440	21,023	20,380	15,289	14,335
Financing costs	—	3,600	—	—	—	—	—
Loss (gain) on early extinguishment of debt(2)	—	—	—	(780)	—	—	6,956
Other non-operating expense (income)	7	16	17	298	16	12	(98)

Income (loss) before income taxes	9,306	5,420	3,721	162	1,733	(1,437)	820
Provision for (benefit from) income taxes	3,730	2,326	2,052	113	1,070	(492)	303

Income (loss) before extraordinary gain	5,576	3,094	1,669	49	663	(945)	517
Extraordinary gain, net	—	521	—	—	—	—	—

Net income (loss)	$5,576	$3,615	$1,669	$49	$663	$(945)	$517

Net income (loss) per common share(3):
Basic	$5.68	$2.61	$0.67	$(0.51)	$(0.60)	$(1.01)	$(0.47)
Diluted	$1.59	$1.02	$0.47	$(0.51)	$(0.60)	$(1.01)	$(0.47)
Weighted average number of common and common equivalent shares outstanding:
Basic	982,360	1,385,072	2,475,561	2,475,561	2,475,561	2,475,561	2,475,561
Diluted	3,508,103	3,528,305	3,556,658	2,475,561	2,475,561	2,475,561	2,475,561

	Fiscal Year Ended April 3, 2004	Nine Month Period Ended January 1, 2005
Pro Forma Data(4):
Pro forma net income (loss)	$	$
Pro forma net income (loss) per common share:
Basic	$	$
Diluted	$	$
Pro forma weighted average number of common and common equivalent shares outstanding:
Basic
Diluted
	Fiscal Year Ended					Nine Month Period Ended
	April 1, 2000	March 31, 2001	March 30, 2002	March 29, 2003	April 3, 2004	December 27, 2003	January 1, 2005
	(in thousands)
Other Financial Data:
EBITDA(5)	$40,287	$37,917	$36,266	$29,224	$31,295	$21,384	$29,455
Capital expenditures	6,582	6,619	5,941	6,522	4,951	2,952	6,604
	As of
						As of January 1, 2005
	April 1, 2000	March 31, 2001	March 30, 2002	March 29, 2003	April 3, 2004
						Actual	As Adjusted(4)
	(in thousands)
Balance Sheet Data:
Cash	$1,051	$4,071	$7,185	$3,553	$3,250	$1,703	$
Working capital	52,947	56,980	70,957	89,411	105,550	117,028
Total assets	195,085	209,372	219,376	232,356	234,746	243,290
Total debt	211,408	218,249	226,713	210,933	215,224	222,254
Total stockholders' equity (deficit)	(46,000)	(38,134)	(37,567)	(17,649)	(16,285)	(14,651)

(1)
Net sales were $168.3 million in fiscal 2002 compared to $176.4 million in fiscal 2001, a decrease of $8.1 million, or 4.6%. Net sales related to the RBC Oklahoma acquisition, which was effective on August 20, 2001, were $3.7 million in fiscal 2002. Net sales, excluding the RBC Oklahoma acquisition, decreased $11.8 million or 6.7% from fiscal 2001, primarily due to softness in the OEM heavy truck market, the industrial aftermarkets and the aerospace market after September 11, 2001.

Our net sales were $172.9 million in fiscal 2003 and $168.3 million in fiscal 2002, an increase of $4.6 million, or 2.7%. Net sales in the compared periods included net sales totaling $2.1 million in fiscal 2003 for RBC France, which was acquired in December 2002, and $5.2 million in fiscal 2003 and $3.7 million in fiscal 2002 generated by RBC Oklahoma, which was acquired effective August 2001. Excluding RBC France and RBC Oklahoma's sales, our net sales increased $1.0 million or 0.6% from period to period.

(2)
Loss on extinguishment of debt of $7.0 million in the first quarter of fiscal 2005 included $4.3 million for non-cash write-off of deferred financing fees associated with retired debt, $1.8 million of redemption premium and $0.9 million of accrued interest for the 30 day call period related to the early extinguishment of our senior subordinated notes.

(3)
The net loss per common share for certain periods is caused by the dividends accrued on the Class B preferred stock. See Note 2 of Notes to Consolidated Financial Statements and Note 2 of Notes to Unaudited Interim Consolidated Financial Statements.

(4)
Assumes the following transactions were effected as of March 30, 2003 with respect to the Pro Forma Data, and as of January 1, 2005 with respect to the as adjusted Balance Sheet Data, presented above: (1) the Pre-Offering Transactions, (2) the sale by us of         shares in this offering at an assumed initial public offering price of $                  per share, (3) the repayment of all of our $38.6 million in the aggregate principal amount of our 13% Senior Subordinated Discount Debentures due 2009, (4) the repayment of all outstanding indebtedness under our $45 million Second Lien Term Loan and (5) the Refinancing Transaction. In addition, pro forma amounts have been adjusted to reflect the exercise of options and warrants by some of the selling stockholders. These selling stockholders may exercise these options or warrants through a net share settlement. See "Pre-Offering Transactions," "Use of Proceeds" and "The Offering."

(5)
EBITDA consists of net income (loss), plus interest expense, net, loss (gain) on early extinguishment of debt, provision for (benefit from) income taxes and depreciation and amortization. In evaluating our business, our management considers and uses EBITDA as one of a few key indicators of financial operating performance and as a measure of operating cash capacity. We use EBITDA as a key performance indicator because we believe it provides a more consistent basis for internal comparisons of operating performance. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending, which items may vary for different periods unrelated to the overall operating performance and operating cash flows. EBITDA is also presented because it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and debt service capacity and in the evaluation of companies in our industry; therefore, we believe it is a useful indicator to investors. EBITDA is not a recognized term under generally accepted accounting principles and when analyzing our operating performance, investors should use EBITDA in addition to, not an alternative for, operating income, net income and cash flows from operating activities. Investors also should note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA.

	Fiscal Year Ended					Nine Month Period Ended
	April 1, 2000	March 31, 2001	March 30, 2002	March 29, 2003	April 3, 2004	December 27, 2003	January 1, 2005
	(in thousands)
Net income (loss)	$5,576	$3,615	$1,669	$49	$663	$(945)	$517
Add:
Provision for (benefit from) income taxes	3,730	2,326	2,052	113	1,070	(492)	303
Interest expense, net	22,082	23,335	23,440	21,023	20,380	15,289	14,335
Loss (gain) on early extinguishment of debt	—	—	—	(780)	—	—	6,956
Depreciation and amortization	8,899	8,641	9,105	8,819	9,182	7,532	7,344

EBITDA	$40,287	$37,917	$36,266	$29,224	$31,295	$21,384	$29,455

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the "Selected Consolidated Historical Financial Data," "Description of Certain Indebtedness" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This prospectus contains, in addition to historical information, forward-looking statements that include risks, uncertainties and assumptions. See "Disclosure Regarding Forward-Looking Statements" for information about our presentation of forward-looking information in this prospectus. Factors that could cause such differences include those described under "Risk Factors."

Overview

        We are a well known international manufacturer of highly engineered precision plain, roller and ball bearings. Our precision solutions are integral to the manufacture and operation of most machines and mechanical systems, reduce wear to moving parts, facilitate proper power transmission and reduce damage and energy loss caused by friction. While we manufacture products in all major bearing categories, we focus primarily on the higher end of the bearing market where we believe our value added manufacturing and engineering capabilities enable us to differentiate ourselves from our competitors and enhance profitability. We estimate that approximately two-thirds of our net sales during fiscal 2004 were generated by products for which we hold the number one or two market position. We have been providing bearing solutions to our customers since 1919. Over the past ten years, under the leadership of our current management team, we have significantly broadened our end markets, products, customer base and geographic reach. We currently operate 16 manufacturing facilities in three countries.

        Demand for bearings generally follows the market for products in which bearings are incorporated and the economy as a whole. Purchasers of bearings include industrial equipment and machinery manufacturers, producers of commercial and military aerospace equipment such as missiles and radar systems, agricultural machinery manufacturers, construction and specialized equipment manufacturers and automotive and commercial truck manufacturers. The markets for our products are cyclical, and general market conditions could negatively impact our operating results. We have endeavored to mitigate the cyclicality of our product markets by entering into sole source relationships and long-term purchase orders, through diversification across multiple market segments within the aerospace, defense and diversified industrial segments, by increasing sales to the aftermarket and by focusing on developing highly customized solutions.

        During the nine months ended January 1, 2005, the world economy continued to emerge from the slowdown experienced from 2000 to 2003, and we experienced favorable conditions across our three major markets: diversified industrial, aerospace and defense. In particular the economy of our diversified industrial market has been driven by strong requirements in non-residential construction, mining and the oil and gas sectors. These conditions have resulted in robust demand for bearings for both OEM and replacement markets. In the aerospace market a very strong recovery began, and we believe it is at its early stages. Expansion of the commercial aircraft sector, in response to increased passenger demand and the need of the carriers to upgrade the world-wide fleet, drove increased build schedules at Boeing and Airbus. In addition, demand for corporate aircraft remained strong. The defense sector continued to replace and develop its weapons and cargo platforms. This sector demonstrated increased requirements for replacement bearings for combat systems strained by extensive use in harsh environments over the past 3 1/2 years.

        Over the nine months ending January 1, 2005, approximately 21% of our revenues were derived from sales outside the U.S. We expect this component of our business to increase in response to our emphasis on continued penetration of foreign markets, particularly those in aerospace and defense. During the nine-

month period ended January 1, 2005, steel prices have increased to historically high levels, responding to unprecedented levels of world demand. To date, we have generally been able to pass through these costs to our customers through price increases and the assessment of surcharges. These factors have resulted in favorable customer order volume resulting in total order bookings for the nine months ended January 1, 2005 of $206.4 million, an increase of $79.4 million, or 62.5%, compared to $127.0 million for the comparable period last year. Excluding our RBC-API unit, a fixed wing airframe product lines, and assets acquired from The Timken Company in December 2003, total order bookings for the nine months ended January 1, 2005, were $192.4 million, an increase of $65.4 million, or 51.5%, compared to $127.0 million for the comparable period last year.

        Competition in the specialized bearing markets is based on engineering design, brand, lead times and reliability of product and service. These markets are generally not as price sensitive as the markets for standard bearings.

        We have demonstrated expertise in acquiring and integrating bearing and precision-engineered component manufacturers that have complementary products or distribution channels and provide significant potential for margin enhancement. We have consistently increased the profitability of acquired businesses through a process of methods and systems improvement coupled with the introduction of complementary and proprietary new products. Since October 1992 we have completed 12 acquisitions which have significantly broadened our end markets, products, customer base and geographic reach.

Sources of Revenue

        Revenue is generated primarily from sales of bearings to the diversified industrial market, the aerospace market and the defense market. Sales are often made pursuant to sole source relationships, long-term agreements and purchase orders with our clients. We recognize revenues principally from the sale of products at the point of passage of title, which is at the time of shipment. In certain instances, however, we recognize revenues under the contract method of accounting.

        Sales to the diversified industrial market accounted for 65% of our net sales for the nine-month period ended January 1, 2005. Sales to the aerospace and defense market accounted for 35% of our net sales for the same period. We anticipate that sales to the aerospace and defense markets will increase as a percentage of our net sales.

        Aftermarket sales of replacement parts for existing equipment platforms represented approximately 60% of our net sales for fiscal 2004. We continue to develop our OEM relationships which have established us as a leading supplier on many important aerospace and defense platforms. Over the past several years, we have experienced increased demand from the replacement parts market, particularly within the aerospace and defense sectors; one of our business strategies has been to increase the proportion of sales derived from this segment. We believe these activities increase the stability of our revenue base, strengthen our brand identity and provide multiple paths for revenue growth.

        Approximately 21% of our sales were derived from sales outside the U.S. for the nine-month period ended January 1, 2005, an increase from 19% in fiscal 2004. We expect that this proportion will increase as we seek to increase our penetration of foreign markets, particularly within the aerospace and defense sectors. Our top ten customers, seven of which are OEMs and the remaining three are distributors, were responsible for generating 34% of our net sales in fiscal 2004 and 31% of our net sales for the nine-month period ended January 1, 2005. Out of the 31% of net sales generated by our top ten customers during the nine-month period, 16% was generated by our top three customers. No single customer was responsible for generating more than 4% of our net sales for the same period.

Cost of Revenues

        Cost of sales include employee compensation and benefits, materials, outside processing, depreciation of manufacturing machinery and equipment, supplies and manufacturing overhead.

        During the last twelve months our gross margin has been impacted by rising raw material prices, in particular, steel. In response, we have, to date, managed to pass on the majority of these price increases of raw materials to our customers through steel surcharges assessed on, or price increases of, our bearing products. However, we have from time to time experienced a time lag of up to 12 weeks in our ability to pass through steel surcharges to our customers which has negatively impacted our gross margins. We will continue to pass on raw materials price increases as competitive conditions allow.

        We have not been significantly impacted by recent increases in energy prices because energy costs, the most significant component of which is natural gas used in heat treating operations, represent less than 5% of our overall costs.

        We monitor gross margin performance through a process of monthly operation management reviews. We will develop new products to target certain markets allied to our strategies by first understanding volume levels and product pricing and then constructing manufacturing strategies to achieve defined margin objectives. We only pursue product lines where we believe that the developed manufacturing process will yield the targeted margins. Management monitors gross margins of all product lines on a monthly basis to determine which manufacturing processes or prices should be adjusted.

Selling, General and Administrative Expenses

        Selling, general and administrative, or SG&A, expenses relate primarily to the compensation and associated costs of selling, general and administrative personnel, professional fees, insurance, facility costs and information technology. We expect SG&A expenses will increase in absolute terms as we increase our sales efforts and incur increased costs related to the anticipated growth of our business and the additional costs associated with operating as a public company.

Results of Operations

        The following table sets forth the various components of our consolidated statements of operations, expressed as a percentage of net sales, for the periods indicated that are used in connection with the discussion herein.

	Fiscal Year Ended			Nine Month Period Ended
	March 30, 2002	March 29, 2003	April 3, 2004	December 27, 2003	January 1, 2005
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Gross margin	31.9	28.2	27.7	27.5	27.8
Selling, general and administrative	15.2	15.4	15.0	15.7	13.4
Other, net	0.6	0.8	0.9	0.7	1.4

Operating income	16.1	12.0	11.8	11.1	13.0
Interest expense, net	13.9	12.2	10.9	12.2	8.4
Loss (gain) on early extinguishment of debt	—	(0.5)	—	—	4.1
Other non-operating expense, net	0.0	0.2	0.0	0.0	0.0

Income (loss) before income taxes	2.2	0.1	0.9	(1.1)	0.5
Income tax expense (benefit)	1.2	0.1	0.6	(0.4)	0.2

Net income (loss)	1.0	0.0	0.3	(0.7)	0.3

  Segment Information

        We have four reportable segments: Plain Bearings, Roller Bearings, Ball Bearings and Corporate & Other. The following table shows our net sales and operating income with respect to each of our reporting segments for the last three fiscal years:

	Fiscal Year Ended
	March 30, 2002	March 29, 2003	April 3, 2004
	(in thousands)
Net External Sales
Plain	$65,976	$67,448	$77,578
Roller	59,523	60,788	63,106
Ball	32,531	34,038	35,801
Corporate & Other	10,301	10,586	10,846

Total	$168,331	$172,860	$187,331

Operating Income
Plain	$20,403	$16,782	$18,573
Roller	14,014	8,459	11,259
Ball	7,522	7,009	6,676
Corporate & Other	(14,761)	(11,547)	(14,379)

Total	$27,178	$20,703	$22,129

  Geographic Information

        The following table summarizes our sales, by destination, for the periods shown:

	Fiscal Year Ended
	March 30, 2002	March 29, 2003	April 3, 2004
Geographic Revenues
Domestic	$154,354	$155,579	$166,763
Foreign	13,977	17,281	20,568

Total	$168,331	$172,860	$187,331

  Nine Months Ended January 1, 2005 Compared to Nine Months Ended December 27, 2003

        Net Sales.    Our net sales increased $45.6 million, or 36.5%, from $125.1 million for the nine months ended December 27, 2003 to $170.7 million for the nine months ended January 1, 2005. Our Plain Bearing reporting segment achieved net sales of $68.4 million, an increase of $12.9 million, or 23.2%, compared to $55.5 million for the same period last year. The increase of $12.9 million was mainly driven by strong demand across all markets especially mining and construction, aerospace and defense and favorable pricing. Our Roller Bearing reporting segment achieved net sales of $64.6 million, an increase of $25.4 million, or 64.8%, compared to $39.2 for the same period last year. $14.1 million of the increase was due to the inclusion of the RBC-API business unit. Excluding RBC-API, net sales for the Roller Bearing reporting segment increased $11.3 million, or 28.8%, compared to $39.2 million for the same period last year. The increase of $11.3 million was mainly due to strong product demand in aerospace, defense and heavy truck markets and favorable pricing. Our Ball Bearing reporting segment achieved net sales of $28.4 million, an increase of $5.6 million, or 24.6%, compared to $22.8 million for the same period last year. The increase of $5.6 million was primarily due to strong product demand in the aerospace, defense and industrial markets and favorable pricing. Our Corporate & Other reporting segment achieved net sales of $9.4 million, an increase of $1.8 million, or 23.7%, compared to $7.6 million for the same period last year.

        Gross Margin.    Our gross margin was $47.4 million for the nine months ended January 1, 2005, an increase of $13.1 million, or 38.0%, compared to $34.3 million for the nine months ended December 27, 2003. Excluding RBC-API, our gross margin increased by $6.5 million, or 18.8%, in the nine months ended January 1, 2005 mainly due to the strong product demand across all of our markets. Gross margin as a percentage of net sales increased 0.3%, from 27.5% for the nine months ended December 27, 2003, to 27.8% for the nine months ended January 1, 2005. This increase is primarily the result of changes in our product volume and a slightly higher margin due to product mix, partially offset by increased raw materials and labor costs. We were able to maintain our gross margin percentage through price increases and raw material surcharges to customers which offset the impact of raw material price increases of up to 40% as well as steel surcharges for the nine-month period.

        Selling, General and Administrative Expenses.    Our SG&A expenses increased by $3.3 million, or 16.8%, to $22.9 million for the nine months ended January 1, 2005 from $19.6 million for the comparable period last year. Excluding the RBC-API acquisition, SG&A expenses increased $2.7 million, or 13.8%, for the nine months ended January 1, 2005. The increase of $2.7 million was mainly due to an increase in personnel necessary to support our increased sales volume. As a percentage of net sales, SG&A expenses declined to 13.4% for the nine months ended January 1, 2005 from 15.7% for the nine months ended December 27, 2003 primarily due to a 36.5% increase in net sales during fiscal 2005.

        Other, net.    Other operating expense for the nine months ended January 1, 2005 was $2.5 million compared to $0.9 million for the comparable period last year. For the nine months ended January 1,

2005, other operating expense, net included $1.7 million for disposal of manufacturing fixed assets and $0.4 million of Whitney management fees. For the nine months ended December 27, 2003, other operating expense, net included $0.4 million of acquisition costs and $0.3 million of management fees.

        Operating Income.    Operating income increased by $8.1 million to $22.0 million for the nine months ended January 1, 2005 as compared to $13.9 million for the nine months ended December 27, 2003. On a reporting segment basis, operating income from the Plain Bearing reporting segment was $16.6 million for the nine months ended January 1, 2005, an increase of $3.9 million, or 30.7%, compared to $12.7 million for the nine months ended December 27, 2003. Our Roller Bearing reporting segment achieved operating income of $10.6 million for the nine months ended January 1, 2005, an increase of $4.5 million, or 73.7%, compared to $6.1 million for the same period last year. Our Ball Bearing reporting segment achieved operating income of $5.7 million for the nine months ended January 1, 2005, an increase of $1.1 million, or 23.9%, compared to $4.6 million for the same period last year.

        Interest Expense, net.    Interest expense, net decreased by $1.0 million, to $14.3 million for the nine months ended January 1, 2005 compared to $15.3 million for the nine months ended December 27, 2003. Amortization of deferred financing costs and debt discount are recorded as a component of net interest expense. Amortization expenses included in interest expense, net were $0.9 million for the nine months ended January 1, 2005 and $1.2 million for the same period last year.

        Loss on Early Extinguishment of Debt.    For the nine months ended January 1, 2005, loss on extinguishment of debt of $7.0 million included $4.3 million for non-cash write-off of deferred financing fees associated with retired debt, $1.8 million of redemption premium and $0.9 million in interest expense for the 30 day call period related to the early extinguishment of Senior Subordinated notes.

        Income Before Income Taxes.    Income before taxes increased by $2.2 million for the nine months ended January 1, 2005 to $0.8 million from a loss of $1.4 million for the nine months ended December 27, 2003, primarily as a result of higher gross margin, partially offset by higher operating expenses, disposal of manufacturing fixed assets, and a loss on extinguishment of debt in the first nine months of fiscal 2005.

        Income Taxes.    Income tax expense was $0.3 million for the nine months ended January 1, 2005, as compared to a tax benefit of $0.5 million for the comparable period last year. As a percentage of pre-tax income, the nine month effective income tax rate was 37% as compared to 34% for the comparable period for the prior year. The increase in income tax expense was primarily due to the favorable performance of the business for the nine months ended January 1, 2005, as compared to the prior year.

        The tax expense for the nine months ended January 1, 2005 does not reflect the provisions in the American Jobs Creations Act of 2004, or JCA, relating to repatriation of foreign earnings. The JCA creates a temporary incentive for U.S. corporations to repatriate foreign earnings by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations, and, at present, significant uncertainty remains with respect to interpretation of numerous provisions in the JCA. As such, we are not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings. We are awaiting the issuance of further regulatory guidance and passage of statutory technical corrections with respect to certain provisions in the JCA prior to determining the amounts, if any, we will repatriate and we expect to be in a position to finalize its assessment during 2005.

        Net Income.    Net income was $0.5 million for the first nine months of fiscal 2005 as compared to a net loss of $0.9 million for the first nine months of fiscal 2004.

  Fiscal 2004 Compared to Fiscal 2003

        Net Sales.    Our net sales increased $14.4 million, or 8.3%, from $172.9 million in fiscal 2003 to $187.3 million in fiscal 2004. Our Plain Bearing reporting segment achieved net sales of $77.6 million, an increase of $10.2 million, or 15.0%, compared to $67.4 million for fiscal 2003. $6.4 million of the increase was due to a full year inclusion of the net sales of RBC France which was acquired in December 2002. The remaining increase of $3.8 million was mainly due to aerospace and defense demand for spherical plain bearings and increased volume for journal and rod end bearings for the industrial market. Our Roller Bearing reporting segment achieved net sales of $63.1 million, an increase of $2.3 million, or 3.8%, compared to $60.8 million for fiscal 2003. Included in fiscal year 2004 were net sales from RBC-API which was acquired in December 2003. Excluding RBC-API, net sales for the Roller Bearing reporting segment decreased by $3.8 million mainly due to the continued contraction in the industrial and heavy truck markets for these bearings. Our Ball Bearing reporting segment achieved net sales of $35.8 million, an increase of $1.8 million, or 5.2%, compared to $34.0 million for fiscal year 2003. The increase of $1.8 million was mainly due to strength in certain aerospace and defense applications. Our Corporate & Other reporting segment achieved net sales of $10.8 million in fiscal 2004 compared to $10.6 million for fiscal 2003, an increase of $0.2 million.

        Gross Margin.    Our gross margin was $51.9 million in fiscal 2004, an increase of $3.1 million, or 6.4%, compared to $48.8 million for fiscal 2003. Gross margin as a percentage of net sales decreased 0.5%, from 28.2% for fiscal 2003 to 27.7% for fiscal 2004. The gross margins for fiscal 2004 and fiscal 2003 reflected one-time expenses associated with the start-up of our Mexico manufacturing operations, the reengineering of our Tyson manufacturing processes at our Tyson subsidiary plant in Glasgow, Kentucky and the relocation of our Bremen manufacturing facility to Plymouth, Indiana. These charges totaled $1.7 million in fiscal 2004 and $2.3 million in fiscal 2003. Excluding these costs, and the additive gross margin in fiscal 2004 from our RBC-API acquisition, our gross margin decreased $0.5 million, primarily the result of changes in our product mix.

        Selling, General and Administrative Expenses.    SG&A expenses increased by approximately 5.5%, or $1.5 million, to $28.1 million in fiscal 2004 from $26.6 million in fiscal 2003. The increase of $1.5 million was mainly due to the addition of RBC-API in December 2003. Excluding the effects of the RBC-API acquisition in fiscal year 2004, SG&A expenses increased $0.7 million, or 2.0%. As a percentage of net sales, SG&A expenses were 15.0% for fiscal 2004 compared to 15.4% for fiscal 2003.

        Other Operating Expense, net.    Other operating expense, net for fiscal 2004 was $1.7 million compared to $1.4 million for fiscal 2003. The fiscal 2004 expenses included management fees of $0.5 million, fixed asset disposals of $0.2 million and acquisition expenses of $0.4 million. Fiscal 2003 expenses were $1.4 million and included Whitney management fees of $0.4 million and fixed asset disposals of $0.9 million associated with the relocation of our Bremen manufacturing facility.

        Operating Income.    Operating income increased by approximately $1.4 million, or 6.8%, to $22.1 million in fiscal 2004 compared to $20.7 million in fiscal 2003. On a reporting segment basis, operating income from the Plain Bearing reporting segment was $18.6 million in fiscal 2004, an increase of $1.8 million, or 10.7%, compared to $16.8 million in fiscal 2003. Our Roller Bearing reporting segment achieved operating income of $11.3 million in fiscal 2004, an increase of 2.8 million, or 33.1%, compared to $8.5 million for fiscal 2003. Our Ball Bearing reporting segment achieved operating income of $6.8 million in fiscal 2004, a decrease of $0.2 million compared to $7.0 million for fiscal 2003.

        Interest Expense, net.    Interest expense, net decreased by $0.6 million to $20.4 million in fiscal 2004 as compared to $21.0 million in fiscal 2003. Amortization of deferred financing costs and debt discount are recorded as a component of net interest expense. Amortization expenses included in interest expense, net was $1.6 million in fiscal 2004 and $3.3 million in fiscal 2003. Excluding the amortization of deferred financing costs and debt discount, interest expense, net increased by $1.1 million.

        Gain on Early Extinguishment of Debt.    In fiscal 2003 we retired early $28.8 million of debentures which resulted in a gain of $0.8 million.

        Income Before Income Taxes.    Income before income taxes increased by $1.5 million to $1.7 million in fiscal 2004 from $0.2 million in fiscal 2003. This increase was primarily due to fiscal 2004 higher operating income of $1.4 million.

        Income Taxes.    Income tax expense was $1.1 million for fiscal 2004 as compared to $0.1 million for the comparable period last year. As a percentage of pre-tax income, the fiscal 2004 effective tax rate was 61.7% compared to 69.8% for fiscal year 2003. The difference between the statutory and effective tax rates is primarily due to non-deductible expenses. At April 3, 2004, we had net operating loss carryforwards of approximately $14.7 million to offset future federal and state income taxes, which expire at various dates through 2004. At April 3, 2004, we also had a research and development tax credit carryforwards of approximately $0.9 million to offset future federal income taxes which expire at various dates through 2020. In addition, we have an alternative minimum tax credit carryforwards of approximately $1.6 million.

        Net Income.    Net income increased $0.6 million in fiscal 2004 to $0.7 million compared to $0.1 million in fiscal 2003.

  Fiscal 2003 Compared to Fiscal 2002

        Net Sales.    Our net sales in increased $4.6 million, or 2.7%, from $168.3 million in fiscal 2002 to $172.9 million in fiscal 2003. Our Plain Bearing reporting segment achieved net sales of $67.4 million, an increase of $1.4 million, or 2.2%, compared to $66.0 million for fiscal 2002. Excluding $2.1 million from RBC France which was acquired in December 2002, net sales for the Plain Bearing reporting segment decreased $0.7 million mainly due to a decrease in worldwide product demand from the industrial markets. Our Roller Bearing reporting segment achieved net sales of $60.8 million, an increase of $1.3 million, or 2.1%, compared to $59.5 million in fiscal 2002. Excluding $1.5 million from RBC Oklahoma which was acquired in August 2001, net sales for the Plain Bearing reporting segment decreased by $0.2 million mainly due to a decrease in worldwide product demand from the aerospace and industrial markets. Our Ball Bearing reporting segment achieved net sales of $34.0 million, an increase of $1.5 million, or 4.6%, compared to $32.5 million in fiscal 2002. The increase of $1.5 million was primarily due to an increase in demand in the aerospace defense market. Our Corporate & Other reporting segment achieved sales of $10.6 million, an increase of $0.3 million, or 2.8%, compared to $10.3 million in fiscal 2002.

        Gross Margin.    Despite the increase in our net sales in fiscal 2003, our gross margin decreased by $5.0 million, or 9.3%, to $48.8 million for fiscal 2003, as compared to $53.8 million for fiscal 2002. Gross margin as a percentage of net sales decreased 3.7%, from 31.9% for fiscal 2002 to 28.2% for fiscal 2003. This decrease was primarily the result of a sharp decrease in product demand in the aerospace and industrial markets post September 11, 2001.

        Selling, General and Administrative Expenses.    Our selling, general and administrative, or SG&A, expenses increased by approximately 3.9%, or $1.0 million, to $26.6 million in fiscal 2003 from $25.6 million in fiscal 2002. Most of this increase was attributable to our acquisitions of RBC France and RBC Oklahoma in fiscal 2003. As a percentage of net sales, SG&A expenses were 15.4% in fiscal 2003 compared to 15.2% in fiscal 2002.

        Other Operating Expense, net.    Other operating expense, net for fiscal 2003 was $1.4 million compared to $0.9 million for fiscal 2002. This increase was primarily attributable to expenses associated with the relocation of our plant in Bremen, Indiana. Fiscal 2003 expenses included Whitney management fees of $0.4 million and fixed asset disposals of $0.9 million associated with the relocation of our Bremen manufacturing facility.

        Operating Income.    Operating income decreased by approximately $6.5 million to $20.7 million in fiscal 2003 from $27.2 million in fiscal 2002. Specifically, the Plain Bearing reporting segment achieved operating income of $16.8 million in fiscal 2003, a decrease of $3.6 million compared to $20.4 million for fiscal 2002. Our Roller Bearing reporting segment achieved operating income of $8.5 million in fiscal 2003, a decrease of $5.5 million compared to $14.0 million for fiscal 2002. Our Ball Bearing reporting segment achieved operating income of $7.0 million in fiscal 2003, a decrease of $0.5 million compared to $7.5 million in fiscal 2002.

        Interest Expense.    Interest expense decreased by $2.4 million, or 10.3%, to $21.0 million in fiscal 2003 as compared to $23.4 million in fiscal 2002. The decrease in interest expense was primarily due to a debenture retirement of $28.8 million in fiscal 2003 and lower interest rates in effect on the term loan and old revolving credit facility.

        Gain on Early Extinguishment of Debt.    In fiscal 2003 we retired early $28.8 million of debentures which resulted in a gain of $0.8 million.

        Income Before Income Taxes.    Income before income taxes decreased by $3.5 million, or 94.6%, to $0.2 million in fiscal 2003 from $3.7 million in fiscal 2002. This decrease was primarily due to lower operating income of $6.5 million and higher financing costs of $0.3 million and was offset somewhat by non-operating income in fiscal 2003 of $0.8 million and lower interest expense of $2.4 million.

        Income Taxes.    Income tax expense was $0.1 million for the fiscal year 2003 as compared to $2.1 million for the comparable period last year. As a percentage of pre-tax income, the fiscal 2003 effective rate was 69.8% compared to 55.1% for fiscal year 2002. The difference between the statutory and effective tax rates is primarily due to non-deductible expenses and non-deductible goodwill amortization in fiscal year 2002.

        Net Income.    Net income decreased $1.6 million, or 97.1%, to $0.1 million in fiscal 2003 compared to $1.7 million in fiscal 2002.

Liquidity and Capital Resources

        Our business is capital intensive. Our capital requirements include manufacturing equipment and materials. In addition, we have historically fueled our growth in part through acquisitions. We have historically met our working capital, capital expenditure requirements and acquisition funding needs through our net cash flows provided by operations, various debt arrangements and sale of equity to private investors.

        For the nine months ended January 1, 2005, we generated cash of $4.7 million from operating activities compared to $0.1 million for the nine months ended December 27, 2003. The increase in cash generated from operations reflected an increase in operating income of $8.1 million, partially offset by increasing working capital requirements. Working capital at January 1, 2005, was $117.0 million compared to $105.6 million at April 3, 2004.

        Investing activities consumed $7.7 million in the nine months ended January 1, 2005, consisting of $6.3 million related to capital expenditures and $1.2 million related to the acquisition of US Bearings. Cash used for investing activities for the nine months ended December 27, 2003 was $9.2 million, consisting principally of $3.0 million for capital expenditures and $6.6 million related to the acquisition of RBC-API.

        For the nine months ended January 1, 2005, we had net cash provided by financing activities of $1.4 million, compared to $15.1 million for the comparable period a year earlier. Financing cash flows for the most recent period consisted principally of cash flows related to our debt refinancing. Cash used in financing activities consisted of net repayments on the Senior Credit Facility of $1.6 million, and payments on capital lease obligations of $0.2 million.

        On June 29, 2004, we entered into the $165.0 million Senior Credit Facility, comprised of a $55.0 million Revolving Credit Facility and a $110.0 million Term Loan. In addition, on June 29, 2004, we entered into a $45.0 million Second Lien Term Loan. Each loan is secured by a lien against substantially all of our assets and subjects us to standard affirmative and negative covenants, as well as financial leverage tests. As of January 1, 2005, we were in compliance with all such covenants and leverage tests. The Second Lien Term Loan also contains a covenant that limits our capital expenditures to $10 million per annum and requires that a portion of the proceeds of this offering is used to repay outstanding indebtedness under the Second Lien Term Loan. The Senior Credit Facility and the Second Lien Term Loan bear interest at floating rates. As of January 1, 2005, the blended interest rate for the Senior Credit Facility and the Second Lien Term Loan was equal to 7.8%. As of January 1, 2005, we had outstanding borrowings of $5.4 million and outstanding letters of credit of $20.3 million under the Revolving Credit Facility and borrowing availability of $18.7 million. See "Description of Certain Indebtedness—Senior Credit Facility."

        Mandatory prepayments in respect of the Term Loan or permanent reductions to the commitments under the Revolving Credit Facility, as applicable, are required in an amount equal to (a) 100% of the net cash proceeds of all asset sales and dispositions by RBCI and its subsidiaries, subject to certain exceptions, (b) 100% of the net cash proceeds from extraordinary receipts (including, without limitation, proceeds from certain key-man life policies) and (c) 100% of the net cash proceeds from equity issuances by us and our subsidiaries, subject to certain exceptions; provided that in the event of certain qualified public offerings of equity securities by us, net cash proceeds thereof shall be used first to repay our outstanding 13% Senior Subordinated Discount Debentures, or Discount Debentures, until paid in full, second 50% of any remaining proceeds must be used to repay our Second Lien Term Loan and third, any remaining proceeds, up to 50% may be used to make restricted payments, including redemptions of our common and preferred stock, and up to 50% may be used to repay our Second Lien Term Loan and any remaining unused balance may be used for general corporate purposes. This offering will constitute a qualified public offering as defined under the Senior Credit Facility. Accordingly, all of the outstanding Discount Debentures will be paid in full out of the proceeds of this offering. In addition, a change of control will result in a default under the Senior Credit Facility and the Second Lien Term Loan. Because this offering is a qualified public offering, as defined in the Senior Credit Facility and the Second Lien Term Loan, this offering will not constitute a change of control under either of these agreements.

        On December 8, 2003, Schaublin entered into a bank credit facility, or Swiss Credit Facility, with Credit Suisse providing for 10.0 million Swiss Francs, or approximately $8.0 million, of term loans, or Swiss Term Loans, and up to 2.0 million Swiss Francs, or approximately $1.6 million, of revolving credit loans and letters of credit, or the Swiss Revolver. The credit agreement for the Swiss Credit Facility contains affirmative and negative covenants regarding the Schaublin financial position and results of operations and other terms customary to such financings. As of January 1, 2005, we were in compliance with all such covenants. On November 8, 2004, we amended the Swiss Credit Facility to increase the Swiss Revolver to 4.0 million Swiss Francs, or approximately $3.5 million. As of January 1, 2005, $7.5 million was outstanding under the Swiss Term Loans, and no loans or letters of credit were outstanding under the Swiss Revolver.

        In connection with this offering and the Refinancing Transaction, we expect to amend or refinance our Senior Credit Facility to provide for additional borrowings under our Senior Credit Facility in an amount of $            . See "Pre-Offering Transactions—Refinancing Transaction."

        We believe that after giving effect to the Refinancing Transaction our current cash and cash equivalents, cash flow from operations and capacity under the Revolving Credit Facility and Swiss Revolver will provide adequate cash to fund our working capital, capital expenditure, debt service and other cash requirements for our existing businesses for the foreseeable future. Our ability to meet future working capital, capital expenditure and debt service requirements will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, particularly interest rates, cyclical changes in our end markets and prices for steel and our ability to pass through price increases on a timely basis, many of which are outside of our control. In addition, future acquisitions could have a significant impact on our liquidity position and our need for additional funds.

        Capital Expenditures.    We made capital expenditures of $6.6 million during the first nine months of fiscal 2005 as compared to $3.0 million during the first nine months of fiscal 2004. This increase in capital expenditures was primarily due to purchases of machinery and equipment and leasehold improvements. We made capital expenditures of $5.0 million during fiscal 2004 and expect to make capital expenditures of approximately $9.2 million during fiscal 2005 and $10.0 million during fiscal 2006 in connection with our existing business. We intend to fund the remainder of our fiscal 2005 and 2006 capital expenditures principally through existing cash, internally generated funds and borrowings under our Revolving Credit Facilities. We generally expect capital expenditures to remain at higher levels than fiscal 2004 as we invest in new manufacturing capability. We may also make substantial additional capital expenditures in connection with acquisitions. Although there are no present understandings, commitments or agreements with respect to the acquisition of any other businesses, we do evaluate acquisition opportunities regularly.

        From time to time we evaluate our existing facilities and operations and their strategic importance to us. If we determine that a given facility or operation does not have future strategic importance, we may sell, partially or completely, relocate production lines, consolidate or otherwise dispose of those operations. Although we believe our operations would not be impaired by such dispositions, relocations or consolidations, we could incur cash or non-cash charges in connection with them.

Obligations and Commitments

        The following tables outline what we regard as our significant contractual obligations and commercial commitments as of January 1, 2005, on (a) an actual basis and (b) a pro forma basis after giving effect to repayments of indebtedness from the proceeds of this offering. The tables do not represent all of our contractual obligations and commercial commitments that we have entered into.

Actual

	Payments Due By Period
Significant Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Senior debt(1)	$222,254	$8,183	$6,007	$42,184	$165,880
Capital lease obligations	515	185	208	122	—
Operating leases(2)	13,926	2,593	4,259	3,367	3,707

Total significant contractual cash obligations	$236,695	$10,961	$10,474	$45,673	$169,587

Pro Forma(3)

	Payments Due By Period
Significant Contractual Obligations	Total		Less than 1 Year		1 to 3 Years		3 to 5 Years		More than 5 Years
	(in thousands)
Senior debt(1)(3)	$		$		$		$		$
Capital lease obligations		515		185		208		122		—
Operating leases(2)		13,926		2,593		4,259		3,367		3,707

Total significant contractual cash obligations	$		$		$		$		$

(1)
Includes (a) the Senior Credit Facility, including $5.4 million outstanding under the Revolving Credit Facility, excluding amounts drawn under our letter of credit subfacility, (b) the Second Lien Term Loan, (c) Discount Debentures and (d) other senior debt consisting of the Swiss Term Loans, industrial revenue bonds and other debt of $24.2 million.

(2)
Operating leases are primarily real estate leases and are estimated as unchanged from fiscal year 2004.

(3)
Reflects repayment of all of our outstanding Discount Debentures, the Second Lien Term Loan and the increase in our borrowings under our Senior Credit Facility resulting from the Refinancing Transaction. See "Pre-Offering Transactions—Refinancing Transaction."

Quarterly Results of Operations

	Quarter Ended
	June 29, 2002	Sept 28, 2002	Dec 28, 2002	March 29, 2003	June 28, 2003	Sept 27, 2003	Dec 27, 2003	April 3, 2004	July 3, 2004	Oct 2, 2004	Jan 1, 2005
	(in thousands, except per share data)
Net sales	$38,521	$41,249	$41,496	$51,594	$39,737	$42,449	$42,901	$62,244	$56,195	$56,391	$58,145
Gross margin	11,456	11,412	11,182	14,724	10,966	11,708	11,668	17,556	15,293	15,381	16,732
Operating income	5,160	4,795	4,861	5,887	4,572	5,107	4,185	8,265	5,998	7,423	8,592
Net income (loss)	$(626)	$(19)	$(277)	$971	$(185)	$(40)	$(720)	$1,608	$(3,771)	$1,708	$2,580
Net income (loss) per common share:
Basic	$(0.25)	$(0.14)	$(0.31)	$0.15	$(0.28)	$(0.23)	$(0.51)	$0.32	$(1.75)	$0.36	$0.62
Diluted	$(0.25)	$(0.14)	$(0.31)	$0.10	$(0.28)	$(0.23)	$(0.51)	$0.24	$(1.75)	$0.25	$0.61

Recent Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. It is not believed that the adoption of SFAS No. 151 will have a material impact on our consolidated financial position, results of operations or cash flows.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) that will require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SEAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, as originally issued in 1995, established as preferable a fair value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25 as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair value-based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

        1.     A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123 (R) that remain unvested on the effective date.

        2.     A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amount previously recognized under SFAS No. 123 for purpose of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

        We are currently evaluating these transition methods and determining the effect on our consolidated results of operations and whether the adoption will result in amounts that are similar to the current pro-forma disclosures under SFAS No. 123. For fiscal 2005, we will continue to disclose stock-based compensation information in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123," and SFAS No. 123.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, recoverability of intangible assets, income taxes, financing operations, pensions and other post-retirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements as amended by Staff Accounting Bulletin 104. The SEC requires that the following four basic criteria must be met before the Company recognizes revenue:

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  Persuasive evidence of an arrangement exists;

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  Delivery has occurred or services have been rendered;

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  The seller's price to the buyer is fixed or determinable; and

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  Collectibility is reasonably assured.

        We recognizes revenue upon the passage of title on the sale of manufactured goods, which is at time of shipment, and under the units-of-delivery method in a limited number of aerospace long-term projects.

        Accounts Receivable.    We are required to estimate the collectability of our accounts receivable, which requires a considerable amount of judgment in assessing the ultimate realization of these receivables, including the current credit-worthiness of each customer. Changes in required reserves may occur in the future as conditions in the marketplace change.

        Inventory.    Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We account for inventory under a full absorption method. We record adjustments to the value of inventory based upon past sales history and forecasted plans to sell our inventories. The physical condition, including age and quality, of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations.

        Goodwill and Intangible Assets.    We adopted the provisions of SFAS No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") at the beginning of fiscal 2003. These standards require that all business combinations be accounted for using the purchase method and that goodwill (representing the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired) and intangible assets with indefinite useful lives not be amortized but instead be tested for impairment annually (performed by us during the fourth quarter of each fiscal year), or when events or circumstances indicate that its value may have declined. Goodwill had been amortized by the straight-line method over a 40-year period through March 30, 2002. Effective with fiscal 2003, goodwill amortization was suspended in conjunction with the adoption of SFAS No. 142.

        Definite-lived intangible assets are being amortized over their useful lives of 5 to 15 years. Also included in intangible assets is an asset relating to our minimum pension liability.

        Stock Based Compensation.    We account for options and warrants granted to employees using the intrinsic value method pursuant to APB No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized since the exercise price of all grants issued was at or above the fair market value of our common stock at the date of grant as determined by the board of directors. Had compensation cost for option and warrant grants to employees been determined based on the fair value at the grant dates consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," our net income would have been reduced to the following pro-forma amounts:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Net income, as reported	$663	$49	$1,669
Less: stock-based compensation expense determined under fair value method, net of tax	131	56	—

Pro-forma net income (loss)	$532	$(7)	$1,669

Net income (loss) per common share, as reported:
Basic	$(0.60)	$(0.51)	$0.67
Diluted	(0.60)	(0.51)	0.47
Net income (loss) per common share, pro-forma:
Basic	$(0.65)	$(0.53)	$0.67
Diluted	(0.65)	(0.53)	0.47

        For purposes of the pro-forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the service period that generally is the option or warrant vesting period. The weighted average fair value of options and warrants granted was $0.6 million in fiscal 2004 and $1.6 million in fiscal 2003. During fiscal 2001, in conjunction with an accelerated vesting decision, all outstanding warrants and options became fully vested. During fiscal 2002, there were no issuances of warrants or options; therefore, no pro-forma stock-based compensation adjustment was necessary.

        The fair value for our options and warrants was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions.

	Fiscal Year Ended
	April 3, 2004	March 29, 2003
Dividend yield	0.0%	0.0%
Expected weighted-average life	3.0	3.0
Risk-free interest rate	3.5%	3.5%
Expected volatility	0.1%	0.1%

        The Black-Scholes pricing model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. In addition, option and warrant valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our warrants have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its options and warrants.

Impact of Inflation and Changes in Prices of Raw Materials and Supplies

        To date, inflation in the economy as a whole has not significantly affected our operations. However we purchase steel at market prices, which during the past 12 months have increased to historical highs as a result of a relatively low level of supply and a relatively high level of demand, and we have recently received notices of additional price increases from our suppliers. To date, we have generally been able to pass through these price increases through price increases on our products, the assessment of steel surcharges on our customers or entry into long term agreements with our customers which often contain escalator provisions tied to our invoiced price of steel. However, even if we are able to pass these steel surcharges or price increases to our customers, there may be a time lag of up to 12 weeks between the time a price increase goes into effect and our ability to implement surcharges or prices increases, particularly for orders already in our backlog. As a result our gross margin percentage may decline, and we may not be able to implement other price increases for our products.

        Competitive pressures and the terms of certain of our long-term contracts may require us to absorb at least part of these cost increases, particularly during periods of high inflation. Our principal raw material is 440c and 52100 wire and rod steel (types of stainless and chrome steel), which has historically been readily available. Recently, because of extraordinarily high demand for certain grades of steel, suppliers have in some instances allocated certain types of steel in limited quantities to customers. However, to date, we have never experienced a work stoppage due to a supply shortage. We maintain multiple sources for raw materials including steel and have various supplier agreements. Through sole source arrangements, supplier agreements and pricing, we have been able to minimize our exposure to fluctuations in raw material prices.

        Our suppliers and sources of raw materials are based in the U.S., Europe and Asia. We believe that our sources are adequate for our needs in the foreseeable future, that there exist alternative suppliers for our raw materials and that in most cases readily available alternative materials can be used for most of our raw materials.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risks, which arise during the normal course of business from changes in interest rates and foreign currency exchange rates.

        Interest Rates.    We are exposed to market risk from changes in the interest rates on a significant portion of our outstanding indebtedness. Outstanding balances under our Senior Credit Facility bear interest at a variable rate based on prime (for any day, a floating rate equal to the higher of (1) the rate publicly posted as the base rate posted by at least 75% of the nation's 30 largest banks or (2) the Federal Funds Rate plus 50 basis points per year) or LIBOR (the London inter-bank offered rate for deposits in U.S. dollars for the applicable LIBOR Period) ranging from 30 to 120 days as adjusted each interest period. As of January 1, 2005, based on the aggregate amount of $160.1 million outstanding under our Senior Credit Facility, as of such date, a 100 basis point change in interest rates would have changed our interest expense by approximately $1.6 million per year.

        We continually evaluate our exposure to interest rate fluctuations and follow established policies and procedures to implement strategies designed to manage the amount of variable rate indebtedness outstanding at any point in time in an effort to mitigate the effect of interest rate fluctuations on our earnings and cash flows. On December 31, 2004 we entered into a Rate Cap Transaction Agreement capping LIBOR at 5.0% on a notional amount of $50.0 million. This agreement expires on December 31, 2005.

        Interest rate fluctuations affect the fair market value of our fixed rate debt, but with respect to such fixed rate instruments, do not impact our earnings or cash flows.

        Foreign Currency Exchange Rates.    As a result of increased sales in Europe, our exposure to risk associated with fluctuating currency exchange rates between the U.S. dollar, the Euro and the Swiss Franc has increased. Our Swiss operations utilize the Swiss franc as the functional currency and our French operations utilize the Euro as the functional currency. Foreign currency transaction gains and losses are included in earnings. Approximately 21% of our sales are derived from sales outside the U.S. for the nine month period ended January 1, 2005. We expect that this proportion is likely to increase as we seek to increase our penetration of foreign markets, particularly within the aerospace and defense markets. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group, and to foreign currency denominated trade receivables. Unrealized currency translation gains and losses are recognized upon translation of the foreign subsidiaries' balance sheets to U.S. dollars. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. We currently do not have exchange rate hedges in place to reduce the risk of an adverse currency exchange movement. Although currency fluctuations have not had a material impact on our financial performance in the past, such fluctuations may materially affect our financial performance in the future. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

BUSINESS

RBC Bearings Incorporated

        We are a well known international manufacturer and marketer of highly engineered precision plain, roller and ball bearings. Bearings, which are integral to the manufacture and operation of most machines and mechanical systems, reduce wear to moving parts, facilitate proper power transmission and reduce damage and energy loss caused by friction. While we manufacture products in all major bearing categories, we focus primarily on highly technical or regulated bearing products for specialized markets that require sophisticated design, testing and manufacturing capabilities. Our unique expertise has enabled us to garner leading positions in most of the markets in which we compete including certain markets where we are the only manufacturer able to provide the required bearing solution. We estimate that approximately two-thirds of our net sales during fiscal 2004 were generated by products for which we hold the number one or two market position. We have been providing bearing solutions to our customers since 1919. Over the past ten years, under the leadership of our current management team, we have significantly broadened our end markets, products, customer base and geographic reach. We currently operate 16 manufacturing facilities in three countries.

The Bearing Industry

        The bearing industry is a highly fragmented multi-billion dollar market. Purchasers of bearings include producers of commercial and military aerospace equipment, automotive and commercial truck manufacturers, industrial equipment and machinery manufacturers, agricultural machinery manufacturers and construction, mining and specialized equipment manufacturers.

        Demand for bearings generally follows the market for products in which bearings are incorporated and the economy as a whole. In general, the bearing industry grew through the 1990's and peaked in 1998. A number of factors, including an economic downturn and reduced capital investment, led to a historic reduction in bearings demand between 1998 and 2002. In 2003, the industry began to experience a turnaround, with bearing shipments increasing over the previous year.

        According to an industry source, demand for bearings in the U.S. is projected to increase 5.2% per year through 2008. We believe many of the end markets we serve will grow at a higher rate over the comparable period. The increased demand for bearings in the diversified industrial market is being influenced by growth in industrial machinery and equipment shipments and increasing nonresidential construction activity. In addition, increased usage of existing machinery will significantly improve aftermarket demand for replacement bearing products. In the aerospace market, aging of the existing commercial aircraft fleet along with carrier traffic growth is expected to continue to expand demand for our bearing solutions. Lastly, strong growth in the defense market is being influenced by modernization programs necessitating increased spending on new equipment, as well as continued utilization of deployed equipment supporting robust aftermarket demand for replacement bearings.

Our Competitive Strengths

        Leading Market Positions.    We compete in specialized markets where we believe we are often the only supplier with the manufacturing expertise, business plan and engineering resources required to provide the required bearing solution. We estimate that approximately two-thirds of our net sales during fiscal 2004 were generated by products for which we hold the number one or two market position. Most of our products undergo lengthy and rigorous customer certification processes and/or approvals, while our aerospace and defense products generally require additional FAA and military certification, respectively. We often participate in our customers' product design process, and, in many cases, our bearings are the only products that are certified for use with the product. This is evidenced by our strong customer relationships, many of which are greater than 20 years.

        Diversified Revenue Base.    We sell a wide array of bearing products to customers across many diverse end markets, each of which is influenced by different fundamental economic factors. Our products are sold both to OEMs, and to aftermarket distributors and service providers. In addition, we currently sell our products to more than 5,500 customers, and no single customer represented more than 4.0% of our net sales during fiscal 2004. Our diversified revenue base mitigates the impact of any single product or customer on our financial performance.

        Large Installed Product Base with Recurring Aftermarket Revenue Stream.    We provide bearings to a large and growing number of applications for which our products have been tested and certified. Our bearing products are approved for over 32,000 applications, many of which are part of aerospace, defense and industrial platforms that can be in service for as long as several decades, thereby requiring continuing aftermarket support. Many of our products are critical to the performance of the equipment in which they are installed but represent a small percentage of the ongoing maintenance expense of the equipment. Aftermarket sales of replacement parts for existing equipment platforms represented approximately 60% of our net sales for fiscal 2004. We believe we are well positioned to continue to capture recurring revenue from these product lines in the future due to the high customer switching costs and our high service levels associated with most of the equipment in which our products are installed.

        Proprietary Design and Manufacturing Capabilities.    We believe that our bearing engineering and manufacturing expertise, including our dedicated team of engineers and proprietary manufacturing capabilities, positions us to provide high quality, innovative solutions to our targeted markets in a timely way. We also believe that our design and manufacturing capabilities will allow us to maintain a leadership position as our customers continue to rely on us to develop new bearing solutions that can be manufactured cost effectively.

        Disciplined Acquisition Program with History of Successful Integration.    We have demonstrated expertise in acquiring and integrating bearing and precision-engineered component manufacturers that have complementary products or distribution channels and provide significant potential for margin enhancement. We have consistently increased the profitability of acquired businesses through a process of methods and systems improvement coupled with the introduction of complementary and proprietary new products. Since October 1992 we have completed 12 acquisitions which have significantly broadened our end markets, products, customer base and geographic reach.

        Experienced Management Team.    Our management team possesses extensive managerial experience in the bearing industry, with our top five operating executives averaging over 20 years of bearing industry experience. We intend to retain and attract experienced professionals by leveraging our reputation as a premier provider of precision bearing solutions.

Our Growth Strategy

        We intend to grow our business while continuing to focus on specialized markets for highly engineered bearing solutions. Key elements of our growth strategy include:

        Continue to Develop Innovative Bearing Solutions.    We intend to leverage our design and manufacturing expertise and our extensive customer relationships to continue to develop new products for markets where we believe there are substantial growth opportunities. We analyze new product opportunities carefully by taking into account projected market prices and volumes and expected manufacturing costs, only pursuing new product lines that we believe will achieve our gross margin targets. Recent examples of our new product and process innovation include lightweight aircraft structural components that integrate bearing products for the Airbus series of aircraft, corrosion resistant materials for aircraft bearings and patented new designs that improve the service performance of cam followers for the oil and gas, packaging and material handling industries. Our ability to develop new custom engineered products strengthens existing customer relationships and creates new business opportunities for us.

        Expand Customer Base and Penetrate End Markets.    We continually seek opportunities to penetrate new customers, geographic locations and bearing platforms with existing products or profitable new product opportunities. For example, we have been expanding our sales to foreign aerospace manufacturers and foreign defense manufacturers that support the U.S. government. In addition, in the last three years we have added sales support in the following 9 locations: Chicago, the greater New York City area, Syracuse, Charlotte, Dallas/Forth Worth, Detroit, Southern California, Montreal, Canada and Paris, France and have been able to increase aftermarket sales in these regions. We currently have sales offices in over 10 other U.S. cities as well as other international locations such as Aachen, Germany, Cheltenham, England and Delemont, Switzerland. We intend to continue to expand our sales force, customer base and end markets and have identified a number of attractive growth opportunities domestically and abroad, including current projects in semiconductor machinery, airframe controls and missile guidance systems. In addition, our OEM relationships, coupled with our design expertise, provide us with extensive cross-selling opportunities on platforms that we do not currently supply.

        Increase Aftermarket Sales.    Aftermarket sales accounted for approximately 60% of our net sales for fiscal 2004. Such sales included both sales to third party distributors and a portion of our sales to OEMs for replacement bearings. We intend to increase the percentage of our revenues derived from the replacement market by continuing to implement several initiatives. First, we will continue to seek opportunities to increase our sales to key existing distributors as well as expand our base of third party customers. Second, our new product and new end market initiatives are focused on high-growth platforms, such as 300 millimeter semiconductor manufacturing systems and the U.S. government's Joint Strike Fighter program that we expect will be in service for long periods and therefore create significant demand for replacement parts. Additionally, we will seek opportunities to develop new products that can be used as replacement parts for existing platforms. For example, we have been approved recently to supply replacement bearings on the U.S. Navy's fleet of Harrier aircraft. We believe that increasing our aftermarket sales of replacement parts will further enhance the continuity and predictability of our revenues and increase our profitability.

        Pursue Selective Acquisitions.    We believe that there will continue to be consolidation within the bearing industry that may present us with acquisition opportunities, particularly within the industrial and aerospace markets. This consolidation is being driven by an ongoing trend among OEMs to utilize fewer suppliers in order to simplify procurement, increase manufacturing efficiency and reduce costs; and, because we are one of the more well known and established suppliers of high quality specialty bearing products, it is a trend that has often worked in our favor. We regularly evaluate opportunities, some of which may be material, to acquire bearing and precision-engineered component manufacturers which have complementary products, customers or distribution channels, provide significant potential for margin enhancement and further expand the breadth of our product portfolio.

Customers and Markets

        We serve a broad range of end markets where we can add value with our specialty, precision bearing products and applications. We classify our customers into three principal categories: diversified industrial, aerospace and defense.

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  Diversified Industrial Market (62% of fiscal 2004 net sales)

         We manufacture bearing products for a wide range of diversified industrial markets, including construction and mining, heavy truck, packaging and semiconductor machinery. Nearly all mechanical devices and machinery require bearings to relieve friction where one part moves relative to another. Our products target existing market applications in which our engineering and manufacturing capabilities provide us with a competitive advantage in the marketplace.

         Our largest diversified industrial customers include Applied Materials, Caterpillar, Chicago Rawhide, Eaton, Hitachi Construction Machinery, Parker-Hannifin Corporation and various aftermarket distributors including Applied Industrial, Motion Industries and McMaster Carr. We believe that the diversification of our sales among the various markets of the industrial bearings market reduces our exposure to downturns in any individual market. We believe opportunities exist for growth and margin improvement in this market as a result of increasing demand for industrial machinery, the introduction of new products and the expansion of aftermarket sales.

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  Aerospace Market (25% of fiscal 2004 net sales)

        We supply bearings for use in commercial and private aircraft. We supply bearings for many of the commercial aircraft currently operating world-wide and are the primary supplier for many of our product lines. This includes military contractors for airplanes, helicopters and missile systems. Commercial aerospace customers generally require precision products, often of special materials, made to unique designs and specifications. Many of our aerospace bearing products are designed and certified during the original development of the aircraft being served, which often makes us the primary bearing supplier for the life of the aircraft.

        Our largest aerospace customers include Airbus, Boeing, General Electric, Lockheed Martin, Raytheon, Rolls Royce, Pratt and Whitney and various aftermarket channels. We estimate that over 75% of commercial aerospace net sales are actually used as replacement parts, as bearings are regularly replaced on aircraft in conjunction with routine maintenance procedures. We believe our strong relationships with OEMs helps drive our aftermarket sales since a portion of OEM sales are ultimately intended for use as replacement parts. We believe that growth and margin expansion in this segment will be driven primarily by expanding our international presence and the refurbishment and maintenance of existing commercial aircraft.

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  Defense Market (13% of fiscal 2004 net sales)

        We manufacture bearing products used by the U.S. Department of Defense and certain foreign governments for use in fighter jets, troop transports, naval vessels, helicopters, gas turbine engines, armored vehicles, guided weaponry and satellites. We manufacture an extensive line of standard products that conform to many domestic military application requirements, as well as customized products designed for unique applications. We specialize in the manufacture of high precision ball and roller bearings, commercial ball bearings and metal-to-metal and self-lubricating plain bearings for the defense market. Our bearing products are manufactured to conform to U.S. military specifications and are typically custom designed during the original product design phase, which often makes us the sole or primary bearing supplier for the life of the product. In addition to products that meet military specifications, these customers often require precision products made of specialized materials to custom designs and specifications. Product approval for use on military equipment is often a lengthy process ranging from six months to ten years.

        Our largest defense customers include the U.S. Department of Defense and all branches of the U.S. military. Sales consist primarily of replacement bearings on programs for which we are the sole source supplier. We believe that our current installed base of bearing products and our sophisticated engineering and manufacturing capabilities position us to benefit from growing replacement part demand caused by increased equipment utilization as well as the introduction of new weapons and transport systems. Appropriations for maintenance and repairs for product platforms serviced by us have generally remained relatively stable, even during periods where defense spending was in relative decline, such as the early to mid-1990s. With increased government spending on defense, demands for the repair and maintenance of the product platforms serviced by us have strengthened in the past year.

Products

        Bearings are employed to fulfill several functions including reduction of friction, transfer of motion and carriage of loads. We design, manufacture and market a broad portfolio of bearing products. The following table provides a summary of our product segments:

Segment	FY 2004 Sales	Representative Applications
Plain Bearings	$77,578	•	Aircraft engine controls and landing gear
	(41%)	•	Helicopter rotors and missile launchers
		•	Mining and construction equipment

Roller Bearings	$63,106	•	Aircraft hydraulics
	(34%)	•	Military and commercial truck chassis
		•	Packaging machinery and gear pumps

Ball Bearings	$35,801	•	Radar and night vision systems
	(19%)	•	Airframe control and actuation
		•	Semiconductor equipment

Other	$10,846	•	Precision ground ball screws for robotic handling and
	(6%)		missile guidance
		•	Collets for machine tools

        Plain Bearings.    Plain bearings are primarily used to rectify inevitable misalignments in various mechanical components, such as aircraft controls, helicopter rotors, or in heavy mining and construction equipment. Such misalignments are either due to machining inaccuracies or result when components change position relative to each other. Plain bearings are produced with either self-lubricating or metal-to-metal designs and consist of several sub-classes, including rod end bearings, spherical plain bearings and journal bearings. Sales of plain bearings accounted for 41% of our net sales in fiscal 2004.

        Roller Bearings.    Roller bearings are anti-friction products that utilize cylindrical rolling elements. We produce three main designs: tapered roller bearings, needle roller bearings and needle bearing track rollers and cam followers. We produce medium sized tapered roller bearings used primarily in heavy truck axle applications. We offer several needle roller bearing designs that are used in both industrial applications and certain US military aircraft platforms. These products are generally specified for use where there are high loads and the design is constrained by space considerations. A significant portion of the sales of this product is to the aftermarket. Needle bearing track rollers and cam followers have wide and diversified use in the industrial market and are often prescribed as a primary component in articulated aircraft wings. We believe we are the world's largest producer of aircraft needle bearing track rollers. The sale of roller bearings accounted for 34% of our net sales in fiscal 2004.

        Ball Bearings.    Ball bearings are devices which utilize high precision ball elements to reduce friction in high speed applications. We specialize in four main types of ball bearings: high precision aerospace, airframe control, thin section and industrial ball bearings. High precision aerospace bearings are primarily sold to customers in the defense industry that require more technically sophisticated bearing products, such as missile guidance systems, providing higher degrees of fault tolerance given the criticality of the applications in which they are used. Airframe control ball bearings are precision ball bearings that are plated to resist corrosion and are qualified under a military specification. Thin section ball bearings are specialized bearings that use extremely thin cross sections and give specialized machinery manufacturers many advantages. We produce a general line of industrial ball bearings sold primarily to the aftermarket. Ball bearings accounted for 19% of our net sales in fiscal 2004.

        Other.    Our other products consist primarily of precision linear precision products and machine tool collets. Linear products are precision ground ball bearing screws that offer repeatable positioning accuracy in defense, machine tools, robotic handling and semiconductor equipment. We also have several application development programs for linear precision products in progress in guided missile, unmanned aircraft, and "smart bomb" applications. Machine tool collets are cone-shaped metal sleeves, used for holding circular or rodlike pieces in a lathe or other machine, that provide effective part holding and accurate part location during machining operations. Other accounted for approximately 6% of our fiscal 2004 net sales.

Product Design and Development

        We produce specialized bearings which are often tailored to the specifications of a customer or application. Our sales professionals are highly experienced engineers who collaborate with our customers on a continual basis to develop bearing solutions. The product development cycle can follow many paths which are dependent on the end market or channel. The process normally takes between 3-6 years from concept to sale depending upon the application and the market. A common route that is used for major OEM projects begins when our design engineers meet with their customer counterparts at the machine design conceptualization stage and work with them through the conclusion of the product development.

        Often, at the early stage, a bearing design concept is produced that addresses the expected demands of the application. Environmental demands are many but normally include load, stress, heat, thermal gradients, vibration, lubricant supply, corrosion resistance, with one or two of these environmental constraints being predominant in the design consideration. A bearing design must perform reliably for a period of time specified by the customer's product objectives.

        Once a bearing is designed, a mathematical simulation is created to replicate the expected application environment and thus allow optimization with respect to these design variables. Upon conclusion of the design and simulation phase, samples are produced and laboratory testing commences at one of our test laboratories. The purpose of this testing phase is not only to verify the design and the simulation model but also to allow further design improvement where needed. Finally, upon successful field testing by the customer, the product is ready for sale.

Manufacturing and Operations

        Our manufacturing strategies are focused on product reliability, quality and service. Custom and standard products are produced according to manufacturing schedules that ensure maximum availability of popular items for immediate sale while carefully considering the economies of lot production and special products. Capital programs and manufacturing methods development are focused on quality improvement and low production costs. A monthly review of product line production performance assures an environment of continuous attainment of profitability goals.

        Capacity.    Our plants currently run on a single shift, and light second and third shifts at selected locations, to meet the demands of our customers. We believe that current capacity levels and future annual estimated capital expenditures on equipment equal to approximately 4% of sales should permit us to effectively meet demand levels for the foreseeable future. We also believe that we have the ability to increase capacity and move to full second or third shifts when required.

        Inventory Management.    Our increasing emphasis on the distributor/aftermarket sector has required us to maintain greater inventories of a broader range of products than the OEM market historically demanded. We operate an inventory management program designed to balance customer delivery requirements with economically optimal inventory levels. In this program, each product is categorized based on characteristics including order frequency, number of customers and sales volume. Using this classification system, our primary goal is to maintain a sufficient supply of standard items while minimizing warehousing costs. In addition, production cost savings are achieved by optimizing plant scheduling around inventory levels and customer delivery requirements. This leads to more efficient utilization of manufacturing facilities and minimizes plant production changes while maintaining sufficient inventories to service customer needs.

Sales, Marketing and Distribution

        Our marketing strategy is aimed at increasing sales within our three primary markets, targeting specific applications in which we can exploit our competitive strengths. To effect this strategy, we seek to expand into geographic areas not previously served by us and we continue to capitalize on new markets and industries for existing and new products. We employ a technically proficient sales force and utilize marketing managers, product managers, customer service representatives and product application engineers in our selling efforts.

        We have accelerated the development of our sales force through the hiring of sales personnel with prior bearing industry experience, complemented by an in-house training program. We intend to continue to hire and develop expert sales professionals and strategically locate them to implement our expansion strategy. Today, our direct sales force is located to service North America, Europe and Latin America and is responsible for selling all of our products. This selling model leverages our relationship with key customers and provides opportunities to market multiple product lines to both established and potential customers. We also sell our products through a well-established, global network of industrial and aerospace distributors. This channel primarily provides our products to smaller OEM customers and the end users of bearings that require local inventory and service. In addition, specific larger OEM customers are also serviced through this channel to facilitate requirements for "Just In Time" deliveries or "Kan Ban" systems. Our worldwide distributor network provides our customers with more than 1,500 points of sale for our products. We intend to continue to focus on building distributor sales volume.

        The sale of our products is supported by a well-trained and experienced customer service organization. This organization provides customers with instant access to key information regarding their bearing purchase and delivery requirements. We also provide customers with updated information through our web site, and we have developed on-line integration with specific customers, enabling more efficient ordering and timely order fulfillment for those customers.

        We store product inventory in four company-owned and operated warehouses located on the East and West coasts of the U.S., France and in Switzerland. The inventory is located in these warehouses based on thorough analysis of customer demand to provide superior service and product availability to our customers.

Competition

        Our principal competitors include Kaydon Corporation, New Hampshire Ball Bearings and McGill Manufacturing Company, Inc., although we compete with different companies for each of our product lines. We believe that for the majority of our products, the principal competitive factors affecting our business are product qualifications, product line breadth, service and price. Although some of our current and potential competitors may have greater financial, marketing, personnel and other resources than us, we believe that we are well positioned to compete with regard to each of these factors in each of the markets in which we operate.

        Product Qualifications.    Many of the products we produce are qualified for the application by the OEM, the U.S. Department of Defense, the FAA or a combination of these agencies. These credentials have been achieved for thousands of distinct items after years of design, testing and improvement. In many cases patent protection presides, in all cases there is strong brand identity and in numerous cases we have the exclusive product for the application.

        Product Line Breadth.    Our products encompass an extraordinarily broad range of designs which often create a critical mass of complementary bearings and components for our markets. This position allows many of our industrial and aircraft customers the ability for a single manufacturer to provide the engineering service and product breadth needed to achieve a series of OEM design objectives or aftermarket requirements. This ability enhances our value to the OEM considerably while strengthening our overall market position.

        Service.    Product design, performance, reliability, availability, quality, technical and administrative support are elements that define the service standard for this business. Our customers are sophisticated and demanding, as our products are fundamental and enabling components to the construction or operating of their machinery. We maintain inventory levels of our most popular items for immediate sale and service well over 15,000 voice and electronic contacts per month. Our customers have high expectations regarding product availability, and the primary emphasis of our service efforts is to ensure the widest possible range of available products and delivering them on a timely basis.

        Price.    We believe our products are priced competitively in the markets we serve. We continually evaluate our manufacturing and other operations to maximize efficiencies in order to reduce costs, eliminate unprofitable products from our portfolio and maximize our profit margins. While we compete with larger bearing manufacturers who direct the majority of their business activities, investments and expertise toward the automotive industries, our sales in this industry are only a small percentage of our business. We invest considerable effort to develop our price to value algorithms and we price to market levels where required by competitive pressures.

Suppliers and Raw Materials

        We obtain raw materials, component parts and supplies from a variety of sources and generally from more than one supplier. Our principal raw material is steel. Our suppliers and sources of raw materials are based in the U.S., Europe and Asia. We purchase steel at market prices, which during the past 12 months have increased to historical highs as a result of a relatively low level of supply and a relatively high level of demand, and we have recently received notices of additional price increases from our suppliers. To date, we have generally managed to pass through these raw materials price increases to our customers by assessing steel surcharges on, or price increases of, our bearing products. However, we have from time to time experienced a time lag of up to 12 weeks in our ability to pass through steel surcharges to our customers which has negatively impacted our gross margins. We will continue to pass on raw materials price increases as competitive conditions allow.

        Recently because of extraordinarily high demand for certain grades of steel, suppliers have in some instances allocated certain types of steel in limited quantities to customers. However, to date, we have never experienced a work stoppage due to a supply shortage. We believe that our sources for raw materials, including steel, are adequate for our needs in the foreseeable future, that there exist alternative suppliers for our raw materials and that in most cases readily available alternative materials can be used for most of our raw materials. However, we cannot provide any assurances of the availability or the prices thereof. We do not believe that the loss of any one supplier would have a material adverse effect on our financial condition or results of operations.

        We have not been significantly impacted by recent increases in energy prices because energy costs, the most significant component of which is natural gas used in heat treating operations, represent less than 5% of our overall costs.

Backlog

        As of January 1, 2005, we had an order backlog of $133.8 million, as compared to a backlog of $85.0 million as of December 27, 2003 (which excludes amounts relating to RBC-API which was acquired in December 2003). The amount of backlog includes orders which we estimate will be fulfilled within the next 12 months; however, orders included in our backlog are subject to cancellation, delay or other modifications by our customers prior to fulfillment. We sell many of our products pursuant to contractual agreements, single source relationships or long-term purchase orders, each of which may permit early termination by the customer. However, due to the nature of many of the products supplied by us and the lack of availability of alternative suppliers to meet the demands of such customers' orders in a timely manner, we believe that it is not practical or prudent for most of our customers to shift their bearing business to other suppliers.

Employees

        We had approximately 1,172 hourly employees and 502 salaried employees as of January 1, 2005, of whom 250 were employed in our European and Mexican operations. We believe that our employee relations are satisfactory.

        We are subject to several collective bargaining agreements covering unionized workers, as follows:

  •
  collective bargaining agreements with the United Auto Workers covering substantially all of the hourly employees at our West Trenton, New Jersey; Fairfield, Connecticut and Bremen, Indiana plants. These agreements expire on June 30, 2007, January 31, 2008 and October 29, 2005, respectively;

  •
  collective bargaining agreements with the United Steelworkers covering substantially all the hourly employees at our Glasgow, Kentucky and Kulpsville, Pennsylvania plants. These agreements expire on June 13, 2008, and January 31, 2008, respectively; and

  •
  a labor agreement with the Association of Swiss Engineering Employers covering substantially all of the hourly employees at our Delemont, Switzerland plant. This agreement expires on December 31, 2005.

        As of January 1, 2005, approximately 800 of our hourly employees, or 69%, are non-unionized.

Intellectual Property

        We own U.S. and foreign patents and trademark registrations and U.S. copyright registrations, and have U.S. trademark and patent applications pending. We file patent applications and maintain patents to protect certain technology, inventions and improvements that are important to the development of our business, and we file trademark applications and maintain trademark registrations to protect product names that have achieved brand-name recognition among our customers. We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. Many of our brands are well recognized by our customers and are considered valuable assets of our business. We do not believe, however, that any individual item of intellectual property is material to our business. See "Risk Factors".

Regulation

        Product Approvals.    Essential to servicing the aerospace market is the ability to obtain product approvals. We have in excess of 32,000 product approvals, which enable us to provide products used in virtually all domestic aircraft platforms presently in production or operation. Product approvals are typically issued by the FAA to designated OEMs who are Production Approval Holders of FAA approved aircraft. These Production Approval Holders provide quality control oversight and generally limit the number of suppliers directly servicing the commercial aerospace aftermarket. Regulations enacted by the FAA provide for an independent process (the Parts Manufacturer Approval, or PMA, process), which enables suppliers who currently sell their products to the Production Approval Holders, to sell products to the aftermarket. We have received over 2,400 PMA approvals to date and have approximately 633 active PMA applications in process.

        With respect to military government contracts, and in accordance with 10 U.S.C. 2534, current DoD regulations (the Department of Defense Federal Acquisition Regulation Supplement, also known as the "DFARS") contain a domestic source preference for ball and roller bearings and bearing components that are manufactured in the United States or Canada. In general, these regulations prohibit the DoD, with limited exceptions, from procuring ball and roller bearings and bearing components unless they are manufactured in the U.S. or Canada. The DoD has only a limited authority to waive this prohibition. This prohibition, however, does not apply to contracts or subcontracts for commercial items, except for when commercial ball and roller bearings are being acquired as end items. It also does not apply to ball and roller bearings manufactured in the U.K. This current domestic source preference is set to expire in October 2005. We do not know whether Congress will take any action to extend this preference beyond this period.

        We are subject to various other federal laws, regulations and standards. New laws, regulations or standards or changes to existing laws, regulations or standards could subject us to significant additional costs of compliance or liabilities, and could result in material reductions to our results of operations, cash flow or revenues.

Environmental Matters

        We are subject to federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. We also may be liable under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws for the costs of investigation and cleanup of contamination at facilities currently or formerly owned or operated by us, or at other facilities at which we have disposed of hazardous substances. In connection with such contamination, we may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Agencies responsible for enforcing these laws have authority to impose significant civil or criminal penalties for non-compliance. We believe we are currently in material compliance with all applicable requirements of environmental laws. We do not anticipate material capital expenditures for environmental controls in fiscal years 2005 or 2006.

        Investigation and remediation of contamination is ongoing at some of our sites. In particular, state agencies have been overseeing groundwater monitoring activities at our facilities in Hartsville, South Carolina and Fairfield, Connecticut. At Hartsville, we are monitoring low levels of contaminants in the groundwater caused by former operations. The state will permit us to cease monitoring activities after two consecutive sampling periods demonstrate contaminants are below action levels. In connection with the purchase of our Fairfield, Connecticut facility in 1996, we agreed to assume responsibility for completing clean-up efforts previously initiated by the prior owner. We submitted data to the state that we believe demonstrates that no further remedial action is necessary although the state may require additional cleanup or monitoring. Although there can be no assurance, we do not expect any of those to be material.

        We received notice in 2003 from the U.S. EPA that we had been named a potentially responsible de minimis party for past disposal of hazardous substances at the Operating Industries, Inc.'s landfill in Monterey, California. Any such disposal would have been conducted prior to our ownership, and we notified the former owners of a potential claim for indemnification pursuant to the terms of our asset purchase agreements. We are currently negotiating a de minimis settlement with the U.S. EPA and expect that any settlement, even if we are unsuccessful in obtaining indemnification, will not be material to our results of operations or to our business.

Properties

        Our principal executive offices are located at One Tribology Center, Oxford, Connecticut 06478. We also use this facility for manufacturing our plain bearing products, both Teflon® lined and metal-to-metal, and commercial ball bearings.

        In addition, we own facilities in Hartsville, South Carolina; Fairfield, Connecticut; Kulpsville, Pennsylvania; Rancho Dominguez, California; Santa Ana, California; Walterboro, South Carolina; Bremen, Indiana; and Scionzier Cedex, France, as well as a small parcel of real property in Oxford, Connecticut which may be used for expansion of our manufacturing operations at that location. We also have leases in effect with respect to facilities in the following locations until the following dates: West Trenton, New Jersey, February 10, 2009; Oxford, Connecticut, September 30, 2014; Torrington, Connecticut, December 22, 2006; Plymouth, Indiana, May 15, 2022; Glasgow, Kentucky, June 30, 2005; Delemont, Switzerland, December 31, 2009; Reynosa, Tamaulipas, Mexico, September 20, 2005; Oklahoma City, Oklahoma, December 31, 2008, Les Ulis Cedex, France, July 1, 2010, and Chatsworth, California, November 11, 2006.

        We believe that our existing property, facilities and equipment are generally in good condition, are well maintained and adequate to carry on our current operations. We also believe that our existing manufacturing facilities have sufficient capacity to meet increased customer demand. Substantially all of our owned domestic properties and most of our other assets are subject to a lien securing our obligations under our Senior Credit Facility and Second Lien Term Loan.

Legal Proceedings

        From time to time, we are involved in litigation and administrative proceedings which arise in the ordinary course of our business. We do not believe that any litigation or proceeding in which we are currently involved, either individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition, operating results, cash flows or prospects.

MANAGEMENT

        The following table sets forth certain information concerning our directors and executive officers. Each director is elected for a one-year term or until such person's successor is duly elected and qualified.

Name	Age	Positions
Dr. Michael J. Hartnett	59	Chairman, President and Chief Executive Officer
Daniel A. Bergeron	45	Vice President and Chief Financial Officer
Phillip H. Beausoleil	62	General Manager, ITB and TDC
Thomas C. Crainer	48	General Manager, Heim, RBC-API and Schaublin SA
Richard J. Edwards	50	General Manager, RBC Divisions
Robert Anderson	84	Director
Richard R. Crowell	50	Director
Dr. Amir Faghri	54	Director
William P. Killian	70	Director
Michael Stone	42	Director

        Dr. Michael J. Hartnett has been the President and Chief Executive Officer since April 1992 and Chairman of the board of directors since June 1993. Prior to that, Dr. Hartnett served as Vice President and General Manager of our Industrial Tectonics Bearings Corporation, or ITB, subsidiary from 1990, following eighteen years at The Torrington Company, one of the three largest bearings manufacturers in the U.S. While at Torrington Company, Dr. Hartnett held the position of Vice President and General Manager of the Aerospace Business Unit and was, prior to that, Vice President of the Research and Development Division. Dr. Hartnett holds an undergraduate degree from University of New Haven, a Masters degree from Worcester Polytechnic Institute and a Ph.D. in Applied Mechanics from the University of Connecticut. Dr. Hartnett has also developed numerous patents, authored more than two dozen technical papers and is well known for his contributions to the field of tribology, the study of friction. Dr. Hartnett currently serves as a director of Aftermarket Technology Company, a publicly-held company in the business of re-manufacturing aftermarket components for automobiles.

        Daniel A. Bergeron joined us in May 2003 as Vice President, Finance. On August 5, 2003, he was appointed Vice President and Chief Financial Officer. From November 2002 through May 2003, he served as Vice President and Chief Financial Officer of Allied Healthcare International, Inc., a publicly-held provider of healthcare staffing services. Mr. Bergeron served as Vice President and Chief Financial Officer at Paragon Networks International, Inc., a telecommunications company, from June 2000 to October 2002. From April 1998 to February 2000, he served as Vice President and Chief Financial Officer of Tridex Corporation, a publicly-held software company. From July 1987 to March 1998, Mr. Bergeron held various financial reporting positions with Dorr-Oliver Inc., an international engineering and manufacturing company, including Vice President and Chief Financial Officer from 1994 to March 1998. Mr. Bergeron holds a B.S. in Finance from Northeastern University and a M.B.A. from the University of New Haven.

        Phillip H. Beausoleil spent three years as Plant Manager for the SKF Kulpsville, Pennsylvania facility before joining us in 1993 as Plant Manager of the Santa Ana, California division, Transport Dynamics. In 1995, the general manager responsibilities at Industrial Tectonics Bearings, or ITB, in

California were given to Mr. Beausoleil. He also spent 23 years at New Hampshire Ball Bearing, the last five years as General Manager of its Astro Division.

        Thomas C. Crainer joined us in 1986 as Plant Manager at the ITB division in California and was promoted to General Manager in 1995. In 2000, Mr. Crainer became General Manager for RBC Schaublin. In 2003, he returned to the U.S. to assume additional responsibilities for our Heim Bearings, Engineered Component and Aircraft Products facilities. He had previously been employed for six years at TRW Bearing in Falconer, NY as Manufacturing Supervisor, Production Control Manager and Manufacturing Manager. His undergraduate degree in Business Administration is from St. Bonaventure University. In 1991 he received an M.B.A. from the University of Phoenix.

        Richard J. Edwards joined the Company as Manufacturing Manager for the Hartsville, South Carolina facility in 1990. He was named General Manager of the RBC Divisions in 1996. Prior to joining us, Mr. Edwards spent six years with The Torrington Company as Materials Manager and Plant Superintendent in the Tyger River plant. He holds a Bachelor of Science degree in Production Operations Management from Arizona State University.

        Robert Anderson has been a director since June 1998. Mr. Anderson has served as Chairman Emeritus of Rockwell Corporation since February 1990. He also serves as a director of Aftermarket Technology Corporation and is a member of the Caltech Board of Trustees and a graduate of the Anderson School of the University of California, Los Angeles.

        Richard R. Crowell has been a director since June 1992. Mr. Crowell is President and a Managing General Partner of Aurora Capital Group, a private equity investment firm. Prior to establishing Aurora in 1991, Mr. Crowell was a Managing Partner of Acadia Partners, a New York-based investment fund formed with The Robert M. Bass Group. From 1983 to 1987, he was a Managing Director, Corporate Finance for Drexel Burnham Lambert. He serves on the board of directors of Aftermarket Technologies Inc. Impaxx, Inc., Tartan Textile Services, Inc., ADCO Global, Inc. and Quality Distribution Service Partners, Inc. Mr. Crowell earned a B.A. in English Literature from the University of California, Santa Cruz and an M.B.A. from the Anderson School of the University of California, Los Angeles.

        Dr. Amir Faghri has been a director since July 2004. Dr. Faghri is presently the Dean of the School of Engineering of the University of Connecticut. He joined the university in 1994 as Head of the Mechanical Engineering Department. Dr. Faghri is published extensively in the area of heat transfer and is the sole inventor of six U.S. patents. He has been a consultant for several major research centers, including Los Alamos, Oak Ridge National Laboratories and Intel Corporation. He is a Fellow of ASME. He received a B.S. from Oregon State University and an M.S. and a Ph.D. from the University of California, Berkeley.

        William P. Killian has been a director since October 2001. Mr. Killian has reported directly to and advised CEOs of Fortune 500, NYSE corporations on strategy, corporate growth, acquisitions and divestitures for 25 years. From 1986 until his retirement in 2000, Mr. Killian was Corporate Vice President, Development and Strategy for Johnson Controls, Inc. a $20 billion global market leader in automotive systems and facility management and controls. Currently, he serves as a member of the board of directors of Aqua-Chem, Inc. and Premix, Inc. Mr. Killian holds a Bachelor of Chemical Engineering from Georgia Tech and a Master of Engineering Administration from the University of Utah.

        Michael Stone has been a director since April 2002. Mr. Stone is a Managing Partner of Whitney. He has been with Whitney since 1989 and has been a senior investor in each of Whitney's outside equity funds. Previously, he was with Bain & Company where he worked with manufacturing and pharmaceutical clients and Bain Capital-owned entities. He received a B.A. from Duke University and a M.B.A. from Harvard Business School. Mr. Stone is a director of several private companies.

Board of Directors

        Our board of directors will consist of up to 9 members. We currently have 6 members on our board of directors. A majority of our board of directors are independent. The term of office for each director will be until his successor is elected or appointed, with elections for each directorship being held annually. We expect to add an additional board member to serve as an independent financial expert on our audit committee within six months after this offering.

Committees of Our Board of Directors

        The standing committees of our board of directors consist of an audit committee, a compensation committee and a corporate governance and nominating committee. Mr. Stone and Dr. Hartnett currently serve on our audit committee, Messrs. Crowell, Anderson and Killian serve on our compensation committee, and Mr. Stone, Dr. Hartnett and Dr. Faghri serve on our corporate governance and nominating committee. Within one year of the consummation of this offering, all the members of our corporate governance and nominating committee and, upon consummation of this offering, we expect that all of the members of our audit committee will be "independent" as defined by applicable securities exchange rules.

  Audit Committee

        The principal duties and responsibilities of our audit committee are as follows:

  •
  to monitor our financial reporting process and internal control system;

  •
  to appoint and replace our independent outside auditors from time to time, determine their compensation and other terms of engagement and oversee their work;

  •
  to oversee the internal audit function; and

  •
  to oversee our compliance with legal, ethical and regulatory matters.

        The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. We intend to comply with future audit committee requirements as they become applicable to us.

  Compensation Committee

        The principal duties and responsibilities of our compensation committee are as follows:

  •
  to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

  •
  to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

  •
  to provide oversight concerning selection of officers, management succession planning, performance of individual executives and related matters.

        Each member of our compensation committee will be an "outside" director as that term is defined in 162(m) of the Internal Revenue Code of 1986, as amended, and a "non-employee" director within the meaning of Rule 16b-3 of the rules under the Securities Exchange Act of 1934.

  Corporate Governance and Nominating Committee

        The principal duties and responsibilities of our corporate governance and nominating committee are as follows:

  •
  to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors;

  •
  to make recommendations regarding proposals submitted by our shareholders; and

  •
  to make recommendations to our board of directors regarding corporate governance matters and practice.

Compensation of Directors

        Independent members of our board of directors are paid $20,000 per year, payable quarterly, and are entitled to annual stock option grants at the discretion of the compensation committee of the board of directors for their services. In addition, we expect to revise our compensation policy to provide for payments for service on any board committee and reimbursements for reasonable out-of-pocket expenses incurred in connection with attendance at board meetings or of any committee thereof.

Code of Ethics

        Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. To the extent they are not already embodied therein, we will, prior to the completion of this offering, supplement this code with corporate governance guidelines in accordance with applicable securities exchange listing standards. A copy of our code of ethics is available, upon request, by writing to: Attn: Corporate Secretary, RBC Bearings Incorporated, One Tribology Center, Oxford, CT 06478.

Corporate Governance Guidelines

        To help discharge its responsibilities, our board of directors will adopt corporate governance guidelines on significant corporate governance issues prior to the consummation of this offering. These guidelines address such matters as director independence, committee membership and structure, meetings and executive sessions, director selection, retirement, and training, among other things.

Limitation on Director's Liability and Indemnification

        Our amended and restated certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our restated certificate of incorporation provides that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our restated certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent.

        The limited liability and indemnification provisions in our restated certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Executive Compensation

        The following table sets forth the cash and other compensation paid by us in fiscal 2004, 2003 and 2002 to Dr. Hartnett, our Chairman, President and Chief Executive Officer, and our next four most highly paid executive officers, or the Named Executive Officers. (Amounts shown below are in dollars.)

SUMMARY COMPENSATION TABLE

		Annual Compensation							Long-Term Compensation Awards
Name and Principal Position	Year	Salary(a)		Bonus			Other Annual Compensation		Securities Underlying Options/SARs		All Other Compensation
Dr. Michael J. Hartnett Chairman, President & Chief Executive Officer	2004 2003 2002	$560,442 413,437 413,437		$	— 175,034 50,684	(d) (e)	$8,685 11,832 20,373	(b) (b) (b)	— — —		$15,000 — 7,958	(c) (c)
Phillip H. Beausoleil General Manager, ITB and TDC	2004 2003 2002	204,269 189,371 170,668			50,000 45,000 60,600	(f) (d) (e)	— — —		$ — 5,000 —	(h)	7,605 7,854 6,354	(g) (g) (g)
Daniel A. Bergeron Vice President and Chief Financial Officer	2004 2003 2002	152,769 — —	(i)		— — —		6,000 — —	(j)	— — —		— — —
Thomas C. Crainer General Manager, Heim, RBC-API and Schaublin SA	2004 2003 2002	211,835 224,228 195,000			— 37,000 —	(d)	5,702 5,960 5,280	(k) (k) (k)	— 5,000 —	(h)	5,708 5,329 5,329	(l) (l) (l)
Richard J. Edwards General Manager, RBC Divisions	2004 2003 2002	202,448 172,917 173,165			35,000 30,000 25,000	(f) (d) (e)	12,800 9,573 12,083	(m) (m) (m)	10,000 5,000 —	(n) (h)	— 3,750 3,167	(o) (o)

  (a)
  Includes amounts deferred by the executive pursuant to our 401(k) Plan.

  (b)
  Consists of leased vehicles for use by Dr. Hartnett.

  (c)
  Consists of employer match contributed to Dr. Hartnett's SERP account.

  (d)
  Bonus earned in fiscal 2002 and paid in fiscal 2003. Bonus for fiscal 2003 was paid in fiscal 2004.

  (e)
  Bonus earned in fiscal 2001 and paid in fiscal 2002. Bonus for fiscal 2002 was paid in fiscal 2003.

  (f)
  Bonus earned in fiscal 2003 and paid in fiscal 2004. Bonus for fiscal 2004 will be paid in fiscal 2005.

  (g)
  Consists of employer match contributed to Mr. Beausoleil's SERP account.

  (h)
  Options granted under the 2001 Stock Option Plan. Options with respect to 66% of such shares are exercisable as of April 3, 2004.

  (i)
  Mr. Bergeron joined us on May 27, 2003. His annual base salary is $180,000.

  (j)
  Consists of $6,000 car allowance for Mr. Bergeron.

  (k)
  Consists of a leased vehicle for use by Mr. Crainer.

  (l)
  Consists of employer match contributed to Mr. Crainer's SERP account.

  (m)
  Consists of a leased vehicle for use by Mr. Edwards.

  (n)
  Options granted under the 2001 Stock Option Plan. Options with respect to 50% of such shares are exercisable as of April 3, 2004.

  (o)
  Consists of employer match contributed to Mr. Edwards' SERP account.

Option Grants in Last Fiscal Year

        The following table provides information with respect to stock options granted to our named executive officers during fiscal 2004:

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options/SARs Granted	% of Total Options Granted to Employees in 2004
Name			Exercise or Base Price per Share
				Expiration Date	5%	10%
Richard J. Edwards	10,000	4.4%	$20.00	July 1, 2012	$94,334	$239,061

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

        The following table sets forth the number of exercisable and unexercisable options and warrants held by each of the Named Executive Officers at April 3, 2004. None of our securities were acquired during fiscal 2004 upon the exercise of stock options by the Named Executive Officers. All the numbers in the table set forth below have been adjusted for our 100-for-1 stock split effective March 4, 2002.

Fiscal Year-End Option and Warrant Values

	Number of Securities Underlying Unexercised Options and Warrants at Fiscal Year-End		Value of Unexercised In-the-Money Options and Warrants at Fiscal Year-End
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable(a)
Dr. Michael J. Hartnett(b)	725,063	—	$14,501,260	$—
Daniel A. Bergeron	—	—	—	—
Phillip H. Beausoleil	28,450	—	569,000	—
Richard J. Edwards	72,520	5,000	1,450,400	100,000
Thomas C. Crainer	23,240	—	464,800	—

  (a)
  Based upon a per share price of $20.00.

  (b)
  The options and warrants are held by Dr. Hartnett and by Hartnett Family Investments, L.P.

        There was no public market for any of our common stock underlying the options and warrants reflected on the table.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table summarizes information about securities authorized for issuance under the Company's equity compensation plans and other agreements as of April 3, 2004:

			(c)
	(a)	(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Warrants	Weighted-Average Exercise Price of Outstanding Options and Warrants
Equity compensation plans approved by security holders	121,397	$28.31	336,873
Equity compensation plans not approved by security holders	585,227	$1.77	—

Total	706,624	$6.33	336,873

Stock Option Plans

  1998 Stock Option Plan

        Effective February 18, 1998, we adopted the RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 1998 Stock Option Plan. The terms of the 1998 option plan provide for the grant of options to purchase up to 3,365,596 shares of Class A common stock to officers and employees of, and consultants (including members of the board of directors) to us and our subsidiaries. Options granted may be either incentive stock options (under Section 422 of the Internal Revenue Code) or non-qualified stock options. The 1998 option plan, which expires on December 31, 2008, is to be governed by our board of directors or a committee to which the Board delegates its responsibilities. As of January 1, 2005, there were outstanding options to purchase 185,770 shares of Class A common stock granted under the 1998 option plan, all of which were exercisable. The 2001 Stock Option Plan will be frozen and no additional stock options will be awarded pursuant to the plan.

        The exercise price of options granted under the 1998 option plan shall be determined by our board of directors, but in no event less than 100% of the Fair Market Value (as defined in the 1998 option plan) of the Class A common stock on the date of grant. Options granted under the 1998 option plan may be exercised during the period set forth in the agreement pursuant to which the options are granted, but in no event more than ten years following grant.

        The number of shares of Class A common stock for which options may be granted under the 1998 option plan shall be increased, and the number of shares for which outstanding options shall be exercisable, and the exercise price thereof, shall be adjusted upon the happening of stock dividends, stock splits, recapitalizations and certain other capital events regarding our company or the Class A common stock. Upon any merger, consolidation or combination where shares of Class A common stock are converted into cash, securities or other property, outstanding options shall be converted into the right to receive upon exercise the consideration as would have been payable in exchange for the shares of Class A common stock underlying such options had such options been exercised prior to such event. The number and kind of shares holders of options will be entitled to receive will be adjusted in accordance with the terms of the plan in connection with the Pre-Offering Transactions consummated prior to this offering. See "Related Party Transactions—Pre-Offering Transactions."

        Options granted under the 1998 option plan are not transferable by the holders thereof except by the laws of descent and distribution. Our board of directors has the right to establish such rules and regulations concerning the 1998 option plan and to make such determinations and interpretations of the terms thereof as it deems necessary or advisable.

  2001 Stock Option Plan

        The RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 2001 Stock Option Plan was adopted in fiscal 2002 and amended and restated on October 24, 2003. The terms of the 2001 option plan provide for the grant of options to purchase up to 403,421 shares of Class A common stock to our officers and employees of, and consultants (including members of our board of directors) to, us and our subsidiaries selected by the CEO to participate in the plan. Options granted may be either incentive stock options (under Section 422 of the Internal Revenue Code) or non-qualified stock options. The 2001 option plan, which expires in July, 2011, is to be governed our board of directors or a committee to which the board of directors delegates its responsibilities. As of January 1, 2005, there were outstanding options to purchase 186,396.5 shares of Class A common stock granted under the 2001 option plan, 127,730 of which were exercisable. Upon consummation of this offering, the 2001 Stock Option Plan will be frozen and no additional stock options will be awarded pursuant to the plan.

        The exercise price of options granted under the 2001 option plan shall be determined by the board of directors, but in no event less than 100% of the Fair Market Value (as defined in the 2001 option plan) of the Class A common stock on the date of grant. Options granted under the 2001 option plan may be exercised during the period set forth in the agreement pursuant to which the options are granted, but in no event more than ten years following grant.

        The 2001 Stock Option Plan provides that the number of shares of Class A common stock for which options may be granted under the plan are to be increased, and the number of shares for which outstanding options shall be exercisable, and the exercise price thereof, shall be adjusted upon the happening of stock dividends, stock splits, recapitalizations and certain other capital events regarding our Company or the Class A common stock. Upon any merger, consolidation or combination where shares of Class A common stock are converted into cash securities or other property, outstanding options shall be converted into the right to receive upon exercise the consideration as would have been payable in exchange for the shares of Class A common stock underlying such options had such options been exercised prior to such event. The number and kind of shares holders of options will be entitled to receive will be adjusted in accordance with the terms of the plan in connection with our Pre-Offering Transactions consummated prior to this offering. See "Related Party Transactions—Pre-Offering Transactions."

        Options granted under the 2001 option plan are not transferable by the holders thereof except (1) by the laws of descent and distribution, (2) transfers to members of any holder's immediate family (which for purposes of the 2001 option plan shall be limited to the participant's children, grandchildren and spouse), (3) to one or more trusts for the benefit of such family members, or (4) to partnerships or limited liability companies in which such family members and/or trusts are the only partners or members; provided, that options may be transferred pursuant to sections (2) through (4) hereof only if the option expressly so provides, or as otherwise approved by the CEO or the board of directors in their discretion. Our board of directors has the right to establish such rules and regulations concerning the 2001 option plan and to make such determinations and interpretations of the terms thereof as it deems necessary or advisable.

  2005 Long-Term Incentive Plan

        We will adopt our 2005 Long-Term Incentive Plan effective upon the completion of this offering. The plan provides for grants of stock options, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

        A total of 6% of our fully-diluted shares of our common stock will be authorized for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Of this amount, 60% will be awarded to Dr. Hartnett at the time of this offering at the offering price and the remaining 40% will be reserved for grants to other employees. In connection with this offering, we will not be granting any shares of restricted stock, leaving all of the             shares available for issuance under the plan. Our compensation committee will administer the plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee.

        Stock Options.    Under the plan, the compensation committee or the board may award grants of incentive stock options and other non-qualified stock options. The compensation committee also has the authority to grant options that will become fully vested and exercisable automatically upon a change in control. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000 determined at the time of grant.

        The compensation committee will determine the exercise price and term of any option in its discretion, however, the exercise price may not be less than 100% of the fair market value of a share of common stock on the date of grant. In the case of any incentive stock option, the option must be exercised within 10 years of the date of grant. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant.

        Restricted Stock.    Under the plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration that it determines in its discretion.

        Stock Appreciation Rights.    Provided that our common stock is traded on an established securities market, the compensation committee may grant stock appreciation rights, or SARs, subject to the terms and conditions contained in the plan. Under the plan, the exercise price of an SAR must equal the fair market value of a share of our common stock on the date the SAR was granted. Upon exercise of a SAR, the grantee will receive an amount in shares of our common stock equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR, multiplied by the number of shares as to which the SAR is exercised.

        Performance Awards.    The compensation committee may grant performance awards contingent upon achievement by the grantee or by us, of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

        Amendment and Termination of the Plan.    The board may amend or terminate the plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements.

If not previously terminated by the board, the plan will terminate on the tenth anniversary of its adoption.

401(k) Plan

        We maintain the Roller Bearing Company of America 401(k) Retirement Plan, or the 401(k) Plan, a plan established pursuant to Section 401(k) of the Internal Revenue Code, for the benefit of our non-union employees. All non-union employees who have completed six months of service with us are entitled to participate. Subject to various limits, employees are entitled to defer up to 25% of their annual salary on a pre-tax basis and up to an additional 10% of their annual salary on an after-tax basis. We previously matched 50% of an employee's pre-tax contribution up to 10% of annual salary. Effective October 1, 2001, we suspended matching contributions to the 401(k) Plan. Employees vest in our contributions ratably over three years.

        Effective April 3, 2004, we resumed matching contributions to our 401(k) Plan at a rate of 25% of an employees' pre-tax contribution up to 4% of annual salary. We also maintain a smaller 401(k) plan for non-union employees at our Miller bearing facility. We also maintain three 401(k) plans for our union employees. Subject to various limits, union employees are entitled to defer up to 25% of their annual salary on a pre-tax basis. We make employer contributions (matching and, in some cases, non-elective contributions) based on requirements in applicable collective bargaining agreements.

Supplemental Retirement Plan

        Effective September 1, 1996, we adopted a non-qualified supplemental retirement plan, or SERP, for a select group of highly compensated and management employees designated by our board of directors. The SERP allows eligible employees to elect to defer until termination of their employment the receipt of up to 25% of their current salary. We make contributions equal to the lesser of 50% of the deferrals or 3.5% of the employee's annual salary, which vest in full after three years of service following the effective date of the SERP. Accounts are paid, either in a lump sum or installments, upon retirement, death or termination of employment. Accounts are generally payable from our general assets although it is intended that we set aside in a "rabbi trust" invested in annuity contracts amounts necessary to pay benefits. Employees' rights to receive payments are subject to the rights of our creditors.

Compensation Committee Interlocks and Insider Participation

        The current compensation of our executive officers, other than our Chief Executive Officer's, which was determined in accordance with his employment agreement with us, was determined by our Chief Executive Officer in consultations with our board of directors. Our compensation committee was formed on November 9, 2004, which has undertaken responsibility for oversight with respect to executive compensation issues. See "Management—Committees of our Board of Directors—Compensation Committee." No member of our compensation committee will serve as a member of the board of directors or compensation committee of an entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Dr. Hartnett Employment Agreement

        On December 18, 2000, we entered into an employment agreement with Dr. Hartnett. Under the terms of the employment agreement, Dr. Hartnett was employed as our Chief Executive Officer. The term of Dr. Hartnett's employment agreement is set to expire on December 17, 2005. We expect to enter into an amended or new employment agreement on substantially similar terms to the current agreement described below.

        Dr. Hartnett's current agreement provided for a base salary for the fiscal year ended April 3, 2004 of $560,442. Dr. Hartnett's base salary is subject to an automatic annual increase effective December 1 of each year during the term in a percentage amount equal to the greater of (i) five percent (5%) or (ii) the percentage change in the consumer price index for the prior year. Dr. Hartnett is also entitled to an annual performance bonus with respect to each fiscal year during which he remains an employee in an amount determined as a percentage of Dr. Hartnett's base salary, based on the amount by which our performance exceeds (or fails to meet) EBITDA targets in an operating plan.

        The employment agreement also contains non-competition provisions prohibiting the Dr. Hartnett from competing against us during the term of the employment agreement and for two years thereafter without our prior written consent. Dr. Hartnett is also entitled to certain additional benefits (beyond those generally available to our employees) including medical and hospitalization insurance, and additional life insurance. We are also required to maintain an apartment in Los Angeles for use by Dr. Hartnett while on business.

RELATED PARTY TRANSACTIONS

        Except as described below, since March 29, 2001, we have not been a party to, nor have we currently proposed, any transaction or series of similar transactions in which the amount exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation agreements and other agreements, which are described in the "Management" section of this prospectus. We believe that each of the following transactions, other than the loans to our executives, are on terms no less favorable than we could obtain from an unrelated third party.

        Set forth below is a summary of certain agreements and arrangements, as well as other transactions between us and related parties which have taken place during our most recent fiscal year or agreements with respect to transactions entered into in our prior fiscal year among related parties and other material agreements which remain in effect as January 1, 2005.

Sale of Class B Exchangeable Convertible Participating Preferred Stock

        On July 29, 2002, Dr. Hartnett purchased 10,000 shares and Whitney Investor, through an affiliate, purchased 230,000 shares of Class B Exchangeable Convertible Participating Preferred Stock of RBCI in exchange for gross proceeds of $24.0 million, referred to as the 2002 Class B Sale. In connection with the purchase, we paid a fee of $750,000 to Whitney, and we amended the terms of our management services agreement with Whitney. Following the closing of the sale, we utilized the proceeds of the sale and certain of our cash on hand to repurchase approximately $30.4 million in principal amount at maturity of our Discount Debentures. This repurchase satisfied our obligation to make a scheduled redemption payment relating to such debt in December 2002. For more information on Whitney Investor's beneficial ownership of our equity securities, see "Principal and Selling Stockholders."

        The holders of our Class B preferred stock are entitled to an 8% per annum accumulating dividend and are further entitled to participate in any dividends paid to the holders of shares of our common stock. The Class B preferred stock is subject to conversion by us or exchange by the holders thereof. In either situation, each share of Class B preferred stock would yield a number of shares of our Class A common stock determined by reference to a formula set forth in our Amended and Restated Certificate of Incorporation (which includes anti-dilution protections), a number of shares of our Class C redeemable preferred stock also determined by reference to a formula set forth in our amended and restated certificate of incorporation and one share of Class D preferred stock. Any holders of Class C preferred stock would be entitled to an 8% per annum accumulating dividend. The Class C preferred stock is subject to redemption by us at our option but is not subject to mandatory redemption. The Class D preferred stock entitles the holders thereof, upon liquidation, to a payment determined by reference to a formula set forth in our amended and restated certificate of incorporation.

Dr. Hartnett Loan

        In connection with a recapitalization which took place in May of 1997, we loaned Dr. Hartnett, our President and Chief Executive Officer, $500,000 to purchase shares of our capital stock. The loan does not bear interest and is due on the earlier of (i) June 23, 2007, (ii) the consummation of a sale of our company or (iii) the consummation of an initial public offering by us. The loan is secured by a pledge of Dr. Hartnett's shares of RBCI to us. The loan will be repaid in full prior to the consummation of this offering.

Amended and Restated Stockholders Agreement; Registration Rights

        On February 6, 2003, in connection with an investment in us by Dr. Hartnett and Whitney V, L.P., or Whitney V, we entered into an Amended and Restated Stockholders' Agreement with Dr. Hartnett, Hartnett Family Investments, L.P., or the Hartnett Partnership, Whitney V and the Whitney Investor. We will amend this agreement to eliminate provisions related to transfer restrictions and provisions with respect to seats on our board of directors. We expect that Whitney Investor will have information and observer rights upon the completion of this offering. The stockholders' agreement also contains provisions with respect to registration rights that will remain in place after this offering is consummated. However, we will make other modifications and amendments as a result of the consummation of the Pre-Offering Transactions. The principal terms of this agreement include:

        Piggyback Registration.    Whenever we propose to register a public offering of our common stock, upon any request by Dr. Hartnett or Whitney Investor, we are required to include their shares in the offering, subject to customary cutback provisions.

        Demand Registration.    Commencing on the earlier of (1) 6 months after an effective date of an initial public offering of our common stock and (2) February 6, 2006, the holders of the majority of shares owned by Whitney Investor or permitted transferees shall have the right, on two occasions, to demand that we prepare and file with the Securities and Exchange Commission a registration statement to permit the public offering of the shares owned by those parties demanding such registration. This right will be made subject to a lock-up agreement between Whitney Investor and our underwriters in connection with this offering which will prevent Whitney Investor from exercising this right until the applicable lock-up period of 180 days has either expired or been waived.

        We will bear all registration expenses, except underwriting discounts and selling commissions, incurred in connection with the registrations described above. We have agreed with Dr. Hartnett and Whitney Investor (or their permitted transferees) to indemnify each other against certain liabilities, including liabilities under federal and state securities laws.

Class A Preferred Stock Transaction

        In February 2003, we raised capital from Dr. Hartnett and Whitney V, an affiliate of Whitney Investor. On February 6, 2003, Dr. Hartnett and Whitney V bought an aggregate of 1,008.41 shares of our Class A preferred stock for $3 per share, or an aggregate purchase price of approximately $3.0 million. The Class A preferred stock was the most senior of our capital stock in terms of liquidation preference and was entitled to an accrued dividend at 8% per annum. In connection with the sale of the Class A preferred stock, we paid to Whitney closing fees in the amount of $200,000, and reimbursed Whitney for expenses of approximately $35,000 incurred in connection with the purchase. Pursuant to the terms of the Purchase Agreement for the Class A preferred stock, on February 10, 2003, we exercised our option to repurchase such stock for the purchase price plus all accrued dividends. Accordingly, no Class A preferred stock is outstanding as of the date hereof. The purpose of this transaction was to provide an infusion to our equity capital and to the equity capital of our subsidiary RBCA in order to cure defaults of certain covenants contained in our credit agreement and in the indentures governing our Discount Debentures and previously outstanding RBCA notes. These defaults resulted from RBCA having made certain restricted payments in the fourth quarter of 2002 at a time when it technically was not permitted to do so. Such payments included (1) advances in the amounts of $519,000 and $450,000 that RBCA made to our subsidiary, Schaublin Holding, on December 10, 2002 and December 13, 2002, respectively, in connection with an acquisition by Schaublin of Myonic, and (2) a dividend in the amount of approximately $2.5 million that RBCA made to us on December 13, 2003 for purposes of financing an interest payment due on our Discount Debentures. As a result of the equity infusion, the defaults described above were cured or waived. This transaction was unanimously approved by the disinterested members of our board of directors and the terms thereof were unanimously determined by such Boards of Directors to have been no less favorable to us than those that could be obtained on the date thereof in arm's-length dealings with a person who was not an affiliate of ours.

Amended and Restated Management Services Agreement

        On July 29, 2002, in connection with the investment in us by Dr. Hartnett and an affiliate of Whitney Investor, we entered into an Amended and Restated Management Services Agreement with Whitney. Pursuant to the agreement, Whitney provides us certain services in exchange for an annual advisory fee of approximately $500,000 (subject to reduction upon the occurrence of specified circumstances). In addition, we paid Whitney a one-time fee of approximately $800,000. This agreement will be terminated upon consummation of this offering on terms agreeable to Whitney and us.

Pre-Offering Transactions

        As of January 1, 2005, there were 2,475,461 shares of our Class A Common Stock and 100 shares of our Class B common stock outstanding. Additionally, as of such date, there were outstanding (1) warrants and options to purchase up to an additional 769,014 shares of our Class A common stock, (2) warrants and options to purchase 549,146 shares of our Class B common stock, and (3) 240,000 shares of our Class B exchangeable convertible participating preferred stock, or Class B preferred stock, which was convertible into shares of Class A common stock, Class C straight preferred stock and Class D straight preferred stock. Dr. Hartnett owned all of our Class B common stock, options and warrants to purchase Class B common stock, as well as 10,000 shares of our Class B preferred stock. Dr. Hartnett's shares of Class B common stock entitled him majority voting control with respect to our capital stock. The balance of 230,000 shares of Class B preferred stock was held by Whitney Investor.

        The following transactions, referred to as the Pre-Offering Transactions, will occur immediately prior to the completion of this offering:

  Recapitalization

        We currently have three classes of capital stock outstanding: Class B preferred stock, Class A common stock and Class B common stock. Immediately prior to the consummation of this offering, we will effectuate a series of transactions in order to, among other things, simplify our capital structure. Our simplified capital structure will have two classes of authorized capital stock (common stock and preferred stock), of which only shares of common stock will be outstanding after the offering. The recapitalization transaction will involve a number of steps to be effectuated contemporaneously with the consummation of the Refinancing Transaction (discussed below) and this offering. These steps will occur as follows:

          Conversion of Class B Preferred Stock.    Immediately prior to the consummation of the recapitalization, all outstanding shares of Class B preferred stock will be converted in accordance with their terms into 738,558 shares of Class A common stock,            shares of Class C preferred stock and 240,000 shares of Class D preferred stock.

          Redemption of Class C Preferred Stock.    Immediately after the conversion of the Class B preferred stock, we shall use proceeds of this offering and the Refinancing Transaction to redeem all outstanding Class C preferred stock, including any accrued and unpaid dividends, for an aggregate redemption price determined in accordance with our pre-offering charter. Assuming a July 15, 2005 redemption date, the aggregate redemption price of the Class C preferred stock would be approximately $30.4 million. This amount will increase at a rate of 0.02% for each additional day that the Class C preferred stock remains outstanding as a result of preferred dividends which will continue to accrue thereon.

          Repurchase of Class D Preferred Stock.    Immediately after the conversion of the Class B preferred stock, we shall repurchase all of the outstanding Class D preferred stock for an aggregate repurchase price equal to $8 million payable as follows: $4 million of the repurchase price shall be paid in cash using proceeds of this offering and the Refinancing Transaction, and $4 million shall be paid in shares of our Class A common stock based on the offering price (before giving effect to underwriters' discounts or commissions).

          Reclassification of Class A Common Stock and Class B Common Stock.    Immediately after the transactions described above, we will amend and restate our certificate to provide for, among other things, authorized capital stock of         million shares of common stock and        million shares of preferred stock. As a result, all of our Class A common stock and Class B common stock (including shares of Class A common stock issued upon conversion of the Class B preferred stock and repurchase of the Class D preferred stock) will be reclassified as common stock, on a one-for-one basis.

          Stock Split.    We will amend and restate our charter to effect a            :            stock split of our common stock.

          Stock Options and Warrants.    Following the reclassification of our shares, all outstanding options and warrants to purchase our Class A common stock and Class B common stock will become exercisable into shares of our newly created common stock in accordance with the terms of our stock option plans and stock option and warrant agreements. We will freeze our existing 1998 Stock Option Plan and 2001 Stock Option Plan such that no further awards or grants may be made under them. We will establish a new 2005 Long Term Incentive Plan which will provide for the issuance of stock options or other equity awards equal to 6% of our fully-diluted common stock, after giving effect to this offering. 60% of this amount will be awarded to Dr. Hartnett upon the consummation of this offering at the offering price, subject to vesting, and the remaining 40% will be reserved for grants to our employees (other than Dr. Hartnett) at the discretion of our board of directors. With the exception of options and warrants that are exercised in connection with this offering, all outstanding options and warrants to purchase common stock held by our employees will be subject to a lock-up period of not less than 180 days following the date of this prospectus. See "Use of Proceeds" and "Related Party Transactions—Pre-Offering Transactions."

  Refinancing Transaction

        We expect to amend or refinance our existing Senior Credit Facility to increase our borrowings under our Senior Credit Facility by $     million, referred to as the Refinancing Transaction. The proceeds from the Refinancing Transaction and the proceeds of this offering will be used for the purposes described under "Use of Proceeds."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of                        , 2005 prior to the offering of common stock contemplated hereby, and as adjusted to reflect the Pre-Offering Transactions and the sale of common stock in this offering, by (1) each stockholder known by us to own beneficially more than 5% of our common stock, (2) each of the named executive officers, (3) each of our directors and (4) all of our directors and executive officers as a group. The table below assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the SEC. Such rules provide that in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after    , 2005 are deemed outstanding. Such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        Some of the selling stockholders will be selling shares in this offering that they will acquire by exercising options through a net share settlement.

        Dr. Hartnett is offering            shares, a significant portion of which he will acquire upon exercising options in connection with this offering. Of these             shares,            will be sold through a limited partnership, Hartnett Family Investments, L.P., of which Dr. Hartnett is a general partner.

        Unless otherwise indicated in the footnotes below (1) the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable and (2) unless otherwise indicated, the address of each of the individuals listed in the table is RBC Bearings Incorporated, One Tribology Center, Oxford, CT 06478.

	Shares Beneficially Owned Prior to the Offering						Shares Beneficially Owned After the Offering
Name(a)	Common Stock		Percentage of Common Stock	Number of Shares Offered	Common Stock		Percentage of Common Stock
Dr. Michael J. Hartnett		(a)%				%		%
Daniel A. Bergeron
Phillip H. Beausoleil
Richard J. Edwards
Thomas C. Crainer
William P. Killian	*	(c)	*				*
Robert Anderson	*	(b)	*				*
Richard R. Crowell	*	(b)	*				*
Dr. Amir Faghri	*	(b)	*				*
Michael Stone(e)		(e)
Whitney RBHC Investor, LLC(g)		(g)
Hartnett Family Investments, L.P.		(h)

All directors and officers as a group (11 persons)		(i)	100.0%		100.0%

*
Less than 1%

        (a)   Consists of (1) options granted to Dr. Hartnett under the 1998 Stock Option Plan to purchase up to            shares of our common stock that are currently exercisable or exercisable within 60 days of

2005 (2) the Hartnett Option, and (3) shares of our common stock. The above amount does not include            shares of common stock beneficially owned by Dr. Hartnett as a result of his interest in Hartnett Family Investments, L.P. (the "Hartnett Partnership"). Dr. Hartnett would be deemed to beneficially own at total of            shares of common stock, or             % of our common stock including the interests of the Hartnett Partnership. See footnotes (i) and (j) below.

        (b)   Consists of shares of our common stock issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days of,             2005.

        (c)   Consists of shares of our common stock issuable upon exercise of stock options currently exercisable or exercisable within 60 days of            , 2005 Mr. Killian maintains his address at Unit 1801/1802, 888 Boulevard of the Arts, Sarasota, Florida 34236.

        (d)   Mr. Stone maintains his address at c/o Whitney & Co., 177 Broad Street, Stamford, Connecticut, 06901.

        (e)   Shares of common stock owned by Whitney RBHC Investor, LLC. The Managing Member of Whitney RBHC Investor, LLC is Whitney V, L.P., the general partner of which is Whitney Equity Partners V, LLC. Mr. Stone is a Managing Member of Whitney Equity Partners V, LLC and for the purposes of Section 13 of the Exchange Act, he may be deemed to share voting and dispositive power over such shares and to be a beneficial owner of such securities. Mr. Stone disclaims beneficial ownership of securities held by Whitney RBHC Investor, LLC, except to the extent of his pecuniary interest in such securities.

        (f)    Whitney RBHC Investor, LLC maintains its address at 177 Broad Street, Stamford, Connecticut, 06901.

        (g)   Shares of common stock, owned by Whitney RBHC Investor, LLC. The Managing Member of Whitney RBHC Investor, LLC is Whitney V, L.P. Whitney V, L.P. disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest.

        (h)   Shares of common stock owned by Hartnett Family Investments, L.P., a Delaware limited partnership, whose general partner is Dr. Hartnett. Dr. Hartnett, by virtue of his general partnership interest, would be deemed to beneficially own all of the shares of Hartnett Family Investments, L.P.

        (i)    Includes            shares of common stock beneficially owned by Dr. Hartnett as a result of his general partnership interest in the Hartnett Partnership.

DESCRIPTION OF CAPITAL STOCK

General

        Pursuant to the Pre-Offering Transactions which will take place immediately prior to completion of this offering, and upon completion of the offering we will be authorized to issue            shares of common stock, $0.01 par value, and            shares of            preferred stock, $0.01 par value. In addition, upon completion of this offering, there will be no preferred stock outstanding, as all of the outstanding preferred stock will be converted into shares of common stock or will be redeemed or repurchased with a portion of the net proceeds of this offering. See "Use of Proceeds" and "Related Party Transactions—Pre-Offering Transactions." As of January 1, 2005, there were 2,481,007 shares of our Class A common stock and 100 shares of our Class B common stock outstanding. Additionally, as of such date, there were outstanding (1) warrants and options to purchase up to an additional 760,494 shares of our Class A common stock, (2) warrants and options to purchase 549,146 shares of our Class B common stock, and (3) 240,000 shares of our Class B exchangeable convertible participating preferred stock, or Class B preferred stock, which was convertible into shares of Class A common stock, Class C straight preferred stock and Class D straight preferred stock. Dr. Hartnett owned all of our Class B common stock, options and warrants to purchase Class B common stock, as well as 10,000 shares of our Class B preferred stock. Dr. Hartnett's shares of Class B common stock entitled him majority voting control with respect to our capital stock. The balance of 230,000 shares of Class B preferred stock was held by Whitney Investor. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

        Upon the completion of this offering, there will be         shares of common stock outstanding and         shares reserved for issuance under our stock option plans, of which options to purchase         shares at an average option price of $        have been issued. The holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock will be fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

        Pursuant to our amended and restated charted to be filed prior to the completion of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of            shares of preferred stock, $                      par value per share, in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

        Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Registration Rights

        Subject to limitations contained in our Amended and Restated Stockholders Agreement dated February 6, 2003, between us, Dr. Hartnett, the Hartnett Partnership and Whitney Investor, the holders of the majority of shares owned by Whitney Investor or its affiliates or permitted transferees shall have the right, on two occasions, to demand that we prepare and file with the Securities and Exchange Commission a registration statement to permit the public offering of the shares owned by those parties demanding such registration. This right will be made subject to a lock-up agreement between Whitney Investor and our underwriters in connection with this offering which, unless waived, will prevent Whitney Investor from exercising this right until 180 days after the date of this Prospectus. Whenever we propose to register a public offering of our common stock, upon any request by Dr. Hartnett or Whitney Investor, we are required to include their shares in the offering, subject to customary cutback provisions.

        We will bear all registration expenses, except underwriting discounts and selling commissions, incurred in connection with the registrations described above. We have agreed with Dr. Hartnett and Whitney Investor (or their permitted transferees) to indemnify each other against certain liabilities, including liabilities under federal and state securities laws.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is            .

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

        On June 29, 2004, we entered into a senior credit facility totaling $165 million, or the Senior Credit Facility, summarized below. The following description does not purport to be complete and is qualified in its entirety by reference to the credit agreement, which is available from us upon request.

        The Senior Credit Facility consists of (1) the 6.5-year $55.0 million Revolving Credit Facility (including the $25.0 million letter of credit subfacility available for the issuance of letters of credit) and (2) the 6.5-year $110.0 million Term Loan. The credit agreement requires us to make annual amortization payments (payable in quarterly installments) equal to 1% of the balance of the Term Loan in years one through six and the remaining balance is due at maturity in 2010.

        Mandatory prepayments in respect of the Term Loan or permanent reductions to the commitments under the Revolving Credit Facility, as applicable, are required in an amount equal to, (a) 100% of the net cash proceeds of all asset sales and dispositions by us or our and its subsidiaries, subject to certain exceptions, (b) 100% of the net cash proceeds from extraordinary receipts (including, without limitation, proceeds from certain key-man life policies) and (c) 100% of the net cash proceeds from equity issuances by us and our subsidiaries, subject to certain exceptions; provided that in the event of certain qualified public offerings of equity securities by us, net cash proceeds thereof shall be used first to repay our outstanding Discount Debentures until paid in full; second 50% of any remaining proceeds must be used to repay our Second Lien Term Loan and third, any remaining proceeds, up to 50% may be used to make restricted payments, including redemptions of our common and preferred stock, and up to 50% may be used to repay our Second Lien Term Loan and any remaining unused balance may be used for general corporate purposes. This offering will constitute a qualified public offering as defined under the Senior Credit Facility. Accordingly, all of the outstanding Discount Debentures will be paid in full out of the proceeds of this offering.

        Voluntary prepayments and commitment reductions are permitted in whole or in part, without premium or penalty, subject to minimum prepayment or reduction requirements, provided that voluntary prepayments of LIBOR loans on a date other than the last day of the relevant interest period will be subject to the payment of customary breakage costs, if any.

        All of our obligations under the Senior Credit Facility will be unconditionally guaranteed by us and each existing and subsequently acquired or organized subsidiary other than foreign subsidiaries after the consummation of this offering. The obligations under the Term Loan and the Revolving Credit Facility (including the guarantees) are secured by substantially all of our present and future assets and all present and future assets of each guarantor, including but not limited to (1) a first-priority pledge of all of RBCA's outstanding capital stock owned by us, (2) a first-priority pledge of all of the outstanding capital stock owned by us or any guarantor in any domestic subsidiary, (3) a first-priority pledge of 66% and 65.34% of the outstanding capital stock of RBC Schaublin Holdings S.A. and RBC de Mexico S de R. L. de C.V., respectively and (4) a perfected first-priority security interests in all of our present and future assets and the present and future assets of each guarantor, subject to certain limited exceptions.

        The Revolving Credit Facility bears interest at a floating rate, and at RBCA's option so long as no event of default has occurred or is continuing, of either the higher of the base rate on corporate loans or the federal funds rate plus 50 basis points, plus 1.75%; or the offered rate for deposits on U.S. Dollars in the London interbank market for the relevant interest period which is published by the British Bankers Association, or LIBOR rate, plus 3.00%. The Term Loan bears interest at a floating rate, at our option so long as no event of default has occurred or is continuing, of either the higher of the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks published in The Wall Street Journal, or Base Rate, or the federal funds rate plus 50 basis points, plus 2.50%; or

LIBOR plus 3.75%. As of January 1, 2005, the blended interest rate on the Senior Credit Facility and Second Lien Term Loan (discussed below) was 7.8%.

        In addition, the lenders under the Revolving Credit Facility are entitled to be paid a fee on unused commitments under that facility at a rate equal to 0.50% per annum, payable monthly in arrears. With respect to the letter of credit subfacility, an additional fee, equal to the product of the average daily undrawn face amount of all letters of credit issued, guaranteed or supported by risk participation agreements multiplied by a per annum rate equal to the applicable margin applied to LIBOR rate loans, i.e. 3.0% is payable monthly in arrears together with any fees and charges incurred by the administrative agent to a letter of credit issuer.

        During the existence of any default under the credit agreement, the applicable margins applied to all obligations under the senior credit facilities would increase by 2% per year.

        The credit agreement documentation contains customary representations and warranties and customary covenants restricting our, and our domestic subsidiaries' ability to, among other things and subject to various exceptions, (1) declare dividends, make distributions or redeem or repurchase capital stock, (2) prepay, redeem or repurchase other debt, (3) incur liens or grant negative pledges, (4) make loans and investments, (5) incur additional indebtedness or guarantees, (6) amend or otherwise alter our organizational documents or any debt and other material agreements, (7) make capital expenditures, (8) engage in mergers, acquisitions and asset sales, (9) conduct transactions with affiliates, (10) alter the nature of our businesses, (11) change our fiscal quarter or our fiscal year, (12) engage in "sale-leaseback" transactions, (13) cancel indebtedness owing to us or our subsidiaries or (14) prohibit restricted subsidiaries from funding dividends or distributions or repaying intercompany loans. We and our subsidiaries also will be required to comply with specified financial covenants (including, without limitation, a leverage ratio and a fixed charge coverage ratio) and various affirmative covenants.

        Events of default under the credit agreement include, but are not limited to, (1) our failure to pay principal, interest, fees or other amounts under the credit agreement when due or after expiration of a grace period, (2) any representation or warranty proving to have been materially incorrect when made, (3) covenant defaults subject, with respect to certain covenants, to a grace period, (4) bankruptcy events, (5) a cross default to certain other debt, (6) unsatisfied final judgments over a threshold, (7) a change of control, (8) ERISA defaults and (9) the invalidity or impairment of any loan document or any security interest.

        In addition, the credit agreement includes customary provisions regarding breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding.

        We expect to amend or refinance our existing Senior Credit Facility to increase our borrowings under our Senior Credit Facility by $         million in connection with the Refinancing Transaction. The proceeds from the Refinancing Transaction, together with the proceeds of this offering, will be used for for the purposes described under the heading "Use of Proceeds." See "Pre-Offering Transactions—Refinancing Transactions." See "Pre-Offering Transactions," "The Offering" and "Use of Proceeds."

Second Lien Term Loan

        On June 29, 2004, we entered into a Second Lien Term Loan totaling $45.0 million with a seven year maturity. The Second Lien Term Loan is secured by a second priority security interest in the assets secured by the Term Loan and the Revolving Credit Facility set forth above, pursuant to an intercreditor agreement. The Second Lien Term Loan bears interest at a floating rate, at RBCA's option so long as no event of default has occurred or is continuing, of either the higher of the Base Rate or the federal funds rate plus 50 basis points, plus 7.25%; or LIBOR plus 8.50%. All of our outstanding indebtedness under the Second Lien Term Loan will be repaid out of the proceeds of this offering and the Refinancing Transaction.

Swiss Credit Facility

        On December 8, 2003, Schaublin Holding S.A. entered into a bank credit facility with Credit Suisse Zurich providing for 10.0 million swiss francs or approximately $8.0 million in term loan, or Swiss Term Loan, and up to 2.0 million swiss francs, or approximately $1.6 million, of revolving credit loans and letters of credit, referred to as the Swiss Revolver. We have pledged 99.4% of the present and future share capital of Schaublin (1,366 shares) to the agent under this credit facility to secure Schaublin's obligation thereunder. This credit facility contains customary representation and warranties, affirmative and negative covenants and events of defaults, as well as certain financial covenants applicable solely to Schaublin. The Swiss Term Loan is payable in semi-annual installments ranging from approximately $0.4 million, to approximately $1.0 million and matures on March 31, 2009. The Swiss Terms Loan bears interest at variable rates, calculated at LIBOR plus a margin which varies based on debt capacity ratios determined annually, payable quarterly. On November 8, 2004, we amended the Swiss Credit Facility to increase the Swiss Revolver to 4.0 million swiss francs, or approximately $3.5 million. As of January 1, 2005, $7.5 million was outstanding under the Swiss Term Loan, and no loans or letters of credit were outstanding under the Swiss Revolver.

Industrial Revenue Bonds

        During fiscal 1995, we entered into a loan agreement with the South Carolina Jobs Economic Development Authority, or SC JEDA, which provides for borrowings up to $10.7 million under two industrial development revenue bonds, or IRBs. During fiscal 1999 we entered into an additional loan agreement with the SC JEDA which provides for borrowings up to $3.0 million under an industrial development revenue bond. Additionally, during fiscal 2000, we entered into a loan agreement with the California Infrastructure and Economic Development Bank, or CIEDB, which provides for borrowings up to $4.8 million under an industrial development revenue bond (the CIEDB Series 1999 IRB). The proceeds from these IRBs are restricted for working capital requirements and capital expenditure purposes.

        On March 1, 2002, we retired the unused portion of the SC JEDA Series 1998 IRB of $1.8 million by asking the state of South Carolina to collapse the bond to just the amount of money that had been used, thereby reducing the debt and the restricted marketable securities balances by $1.8 million.

        As of January 1, 2005, $18.2 million of the proceeds have been expended (including accumulated interest of $1.6 million), and the remaining $12.0 million is invested by the trustee in marketable securities.

        The SC JEDA Series 1994 A IRB, SC JEDA Series 1994 B IRB and the SC JEDA Series 1998 IRB are secured by a letter of credit issued under the letter of credit subfacility under the Revolving Credit Facility. The CIEDB Series 1999 IRB is likewise secured by an irrevocable direct-pay letter of credit issued by one of our existing lenders.

        As of January 1, 2005, we had $16.7 million aggregate principal amount of our industrial revenue bonds outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            shares of our common stock outstanding. If the underwriters exercise their over-allotment option, we will have a total of            shares of our common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. Subject to such restrictions and applicable law, the holders of shares of common stock will be free to sell any and all shares of common stock that they beneficially owns at various times commencing 180 days after the date of this prospectus. The holders of shares of common stock will be free to sell any shares of common stock they beneficially own on    , 2005.

        We cannot make any predictions as to the number of shares that may be sold in the future or the effect, if any, that sales of these shares, or the availability of these shares for future sale, will have on the prevailing market prices of our common stock. Sales of a significant number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise equity capital in the future.

Lock-Up Agreements

        We, our officers and directors and substantially all of our stockholders, option holders and warrant holders have agreed, subject to exceptions, that we or they will not, for a period of 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing securities, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the locked-up securities, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise or (iii) publicly disclose the intention to make any of the foregoing transactions with respect to the locked-up securities, without the prior written consent of Merrill Lynch & Co., which may release all or a portion of the shares subject to this lock-up agreement at any time without prior notice.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: 1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, in addition substantially all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Merrill Lynch & Co.

Stock Option

        We intend to file a Registration Statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of            , 2005, options to purchase a total            shares were outstanding and            shares were reserved for future issuance under our stock plans. Common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates is available for immediate resale in the open market, subject to the applicable lock-up agreements, as described above, and in compliance with Rule 144. Substantially all of our optionholders will execute 180-day lock-up agreements with the underwriters.

Registration Rights

        Beginning 180 days after the date of this offering, holders of            shares of our common stock will be able to require us to conduct a registered public offering of their shares. They have demand rights on two occasions. In addition, holders of            shares of our common stock have piggyback registration rights to have their shares included for sale in subsequent registered offerings of our common stock, subject to customary cut-back provisions. See "Description of Capital Stock—Registration Rights." Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

        The following is a summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this summary, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

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  a partnership (including any entity or arrangement classified as a partnership for these purposes);

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  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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  a trust, if (1) a United States court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of the U.S. Internal Revenue Code) has the authority to control all of the trust's substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person."

        An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

        If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the partnership or other pass-through entity may depend upon the status of the partner or beneficial owner and the activities of the partnership or entity and by certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

        This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder's particular investment or other circumstances. In particular, this summary only addresses a non-U.S. holder that holds our common stock as a capital asset (generally, investment property) and does not address:

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  special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, and dealers and traders in securities or currencies;

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  non-U.S. holders holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

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  any U.S. state and local or non-U.S. or other tax consequences; and

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  the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

        This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of purchasing, owning and disposing of our common stock as set forth in this summary. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common stock.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct by that foreign corporation of a trade or business in the United States.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be taxed on any gain recognized on a disposition of our common stock unless:

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  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the

    non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

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  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the U.S. Internal Revenue Code); or

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  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

        We have applied to have our common stock listed on a nationally recognized U.S. securities exchange. Although not free from doubt, our common stock should be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted on the securities exchange by brokers or dealers that hold themselves out to buy or sell our common stock at the quoted price. If we were to be a U.S. real property holding corporation and if our common stock were not considered to be regularly traded on a nationally recognized securities exchange at any time during the applicable calendar year, then a non-5% holder would be taxed for U.S. federal income tax purposes on any gain realized on the disposition of our common stock on a net income basis as if the gain were effectively connected with the conduct of a U.S. trade or business by the non-5% holder during the taxable year and, in such case, the person acquiring our common stock from a non-5% holder generally would have to withhold 10% of the amount of the proceeds of the disposition. Such withholding may be reduced or eliminated pursuant to a withholding certificate issued by the U.S. Internal Revenue Service in accordance with applicable U.S. Treasury regulations. We urge all non-U.S. holders to consult their own tax advisors regarding the application of these rules to them.

Federal Estate Tax

        Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

        The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker, such broker does not have documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met (unless the non-U.S. holder otherwise establishes an exemption) and the broker:

  •
  is a United States person;

  •
  derives 50% or more of its gross income in specified periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. federal income tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year either one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership or the foreign partnership is engaged in a United States trade or business.

        If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. Holder is not a "United States person" or the non-U.S. holder otherwise establishes an exemption.

        A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder's U.S. federal income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

        We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBanc Capital Markets, a division of McDonald Investments, Inc., and Jefferies & Company, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
KeyBanc Capital Markets, a division of McDonald Investments, Inc.
Jefferies & Company, Inc.

Total

        The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $                  and are payable by us.

Over-allotment Option

        We have granted an option to the underwriters to purchase up to        additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to    % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offering by this prospectus.

No Sales of Similar Securities

        We, our executive officers and directors, the selling stockholders, option holders and warrant holders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

        Merrill Lynch has informed us that while it does not currently expect to release the entities or persons bound by the lock-up arrangements, including affiliates, prior to the end of the lock-up period, it retains the right to do so at any time without notice at its sole discretion.

Stock Exchange Listing

        We expect the shares to be approved for listing on a nationally recognized securities exchange under the symbol "    ." In order to meet the requirements for listing on an exchange, the underwriters and the international managers may be required to undertake to sell a minimum number of shares to a minimum number of beneficial owners as required by the securities exchange.

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

        The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Selling Restrictions

        Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the shares will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain ("FSMA") with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

Internet Distribution

        Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

        The consolidated financial statements of RBC Bearings Incorporated at April 3, 2004 and March 29, 2003, and for each of the three years in the period ended April 3, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form S-1, including relevant exhibits and schedules, under the Securities Act with the SEC for the common stock we are offering by this prospectus. This prospectus, which contains a part of the registration statement, does not include all of the information contained in the registration statement. You should read the registration statement and its exhibits for additional information. Statements in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, reference is made to the copy of such document or contract filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference. As a result of this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

        You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the registration statement, are also available to the public on the Internet at the SEC's web site at http://www.sec.gov.

RBC Bearings Incorporated

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
RBC Bearings Incorporated

        We have audited the accompanying consolidated balance sheets of RBC Bearings Incorporated as of April 3, 2004 and March 29, 2003, and the related consolidated statements of operations, stockholders' deficit and comprehensive income (loss), and cash flows for each of the three years in the period ended April 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RBC Bearings Incorporated at April 3, 2004 and March 29, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 3, 2004, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 8 to the consolidated financial statements, in 2003 the Company changed its method of accounting for goodwill, pursuant to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Stamford, Connecticut
July 2, 2004

RBC Bearings Incorporated

Consolidated Balance Sheets

(dollars in thousands, except share data)

	April 3, 2004	March 29, 2003
ASSETS
Current assets:
Cash	$3,250	$3,553
Accounts receivable, net of allowance for doubtful accounts of $770 in 2004 and $744 in 2003	44,516	39,691
Inventory	90,504	86,188
Deferred income taxes	2,342	2,400
Prepaid expenses and other current assets	2,454	3,106

Total current assets	143,066	134,938
Property, plant and equipment, net	56,249	57,772
Restricted marketable securities	12	113
Goodwill	25,150	25,150
Intangible assets, net of accumulated amortization of $449 in 2004 and $105 in 2003	2,853	2,090
Deferred financing costs, net of accumulated amortization of $7,849 in 2004 and $6,332 in 2003	5,628	5,975
Other assets	1,788	6,318

Total assets	$234,746	$232,356

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$13,618	$13,927
Accrued expenses and other current liabilities	13,276	15,505
Current portion of long-term debt	10,421	15,946
Capital lease obligations	201	149

Total current liabilities	37,516	45,527
Long-term debt, less current portion	204,803	194,987
Capital lease obligations, less current portion	225	75
Other non-current liabilities	8,487	9,416

Total liabilities	251,031	250,005
Commitments and contingencies (Note 17)	—	—
Class C redeemable preferred stock, $0.01 par value; authorized shares: 900,000 in 2004 and 2003; none issued and outstanding	—	—
Stockholders' deficit:
Class A preferred stock, $0.01 par value; authorized shares: 15,500 in 2004 and 2003; none issued and outstanding	—	—
Class B exchangeable convertible participating preferred stock, $0.01 par value; authorized shares: 240,000 in 2004 and 2003; issued and outstanding shares: 240,000 in 2004 and 2003	2	2
Class D preferred stock, $0.01 par value; authorized shares: 240,000 in 2004 and 2003; none issued and outstanding	—	—
Class A voting common stock, $.01 par value; authorized shares: 8,000,000 in 2004 and 10,000,000 in 2003; issued and outstanding shares: 2,475,461 in 2004 and 2003	25	25
Class B super voting common stock, $.01 par value; authorized shares: 1,000,000 in 2004 and 10,000,000 in 2003; issued and outstanding shares: 100 in 2004 and 2003	—	—
Additional paid-in capital	33,485	33,485
Accumulated other comprehensive loss	(3,343)	(4,044)
Accumulated deficit	(46,454)	(47,117)

Total stockholders' deficit	(16,285)	(17,649)

Total liabilities and stockholders' deficit	$234,746	$232,356

See accompanying notes.

RBC Bearings Incorporated

Consolidated Statements of Operations

(dollars in thousands, except share data)

	Fiscal Year Ended
	April 3, 2004 (53 weeks)	March 29, 2003	March 30, 2002
Net sales	$187,331	$172,860	$168,331
Cost of sales	135,433	124,086	114,575

Gross margin	51,898	48,774	53,756
Operating expenses:
Selling, general and administrative	28,107	26,647	25,641
Other, net	1,662	1,424	937

Total operating expenses	29,769	28,071	26,578

Operating income	22,129	20,703	27,178
Interest expense, net	20,380	21,023	23,440
Gain on early extinguishment of debt	—	(780)	—
Other non-operating expenses	16	298	17

Income before income taxes	1,733	162	3,721
Provision for income taxes	1,070	113	2,052

Net income	$ 663	$ 49	$ 1,669

Net income (loss) per common share:
Basic	$ (0.60)	$ (0.51)	$ 0.67
Diluted	$ (0.60)	$ (0.51)	$ 0.47
Weighted average common shares:
Basic	2,475,561	2,475,561	2,475,561
Diluted	2,475,561	2,475,561	3,556,658

See accompanying notes.

RBC Bearings Incorporated

Consolidated Statements of Stockholders' Deficit and Comprehensive Income (Loss)

(dollars in thousands)

	Preferred Stock		Common Stock
						Accumulated Other Comprehensive Loss
					Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficit	Comprehensive Income/ (Loss)
	Shares	Amount	Shares	Amount
Balance at March 31, 2001	—	$—	2,475,561	$25	$10,598	$78	$(48,835)	$(38,134)
Net income	—	—	—	—	—	—	1,669	1,669	$1,669
Currency translation adjustments	—	—	—	—	—	76	—	76	76
Minimum pension liability adjustment, net of taxes	—	—	—	—	—	(1,178)	—	(1,178)	(1,178)

Comprehensive income									$567

Balance at March 30, 2002	—	—	2,475,561	25	10,598	(1,024)	(47,166)	(37,567)
Net income	—	—	—				49	49	$49
Issuance of Class B preferred stock	240,000	2	—	—	22,887	—	—	22,889
Issuance of Class A preferred stock	—	—	—	—	3,025	—	—	3,025
Repurchase of Class A preferred stock	—	—	—	—	(3,025)	—	—	(3,025)
Currency translation adjustments	—	—	—	—	—	(1,455)	—	(1,455)	(1,455)
Minimum pension liability adjustment, net of taxes	—	—	—	—	—	(1,565)	—	(1,565)	(1,565)

Comprehensive loss									$(2,971)

Balance at March 29, 2003	240,000	2	2,475,561	25	33,485	(4,044)	(47,117)	(17,649)
Net income (53 weeks)	—	—	—	—	—	—	663	663	$663
Currency translation adjustments	—	—	—	—	—	63	—	63	63
Minimum pension liability adjustment, net of taxes	—	—	—	—	—	638	—	638	638

Comprehensive income									$1,364

Balance at April 3, 2004	240,000	$2	2,475,561	$25	$33,485	$(3,343)	$(46,454)	$(16,285)

See accompanying notes.

RBC Bearings Incorporated

Consolidated Statements of Cash Flows

(dollars in thousands)

	Fiscal Year Ended
	April 3, 2004 (53 weeks)	March 29, 2003	March 30, 2002
Cash flows from operating activities:
Net income	$663	$49	$1,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,838	8,714	8,304
Deferred income taxes	2,219	401	(648)
Amortization of intangible assets	344	105	801
Amortization of deferred financing costs and debt discount	1,580	3,304	9,257
Loss on disposition of assets	236	858	22
Other	—	28	28
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(4,447)	1,032	(1,558)
Inventory	44	(8,713)	(8,586)
Prepaid expenses and other current assets	652	(688)	(1,100)
Other non-current assets	2,718	(2,631)	108
Accounts payable	(309)	(1,009)	(548)
Accrued expenses and other current liabilities	(5,507)	1,693	(3,734)
Other non-current liabilities	513	880	4,139

Net cash provided by operating activities	7,544	4,023	8,154
Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(5,944)	(2,822)	(2,128)
Purchase of property, plant and equipment	(4,951)	(6,522)	(5,941)
Proceeds from restricted marketable securities	101	1,143	940
Proceeds from sale of land	—	—	627

Net cash used in investing activities	(10,794)	(8,201)	(6,502)
Cash flows from financing activities:
Net (decrease) increase in revolving credit facility	(6,083)	(20,018)	9,000
Issuance of Class B preferred stock, net of fees	—	22,889	—
Retirement of senior secured discount debentures	—	(28,766)	—
Issuance of Class A preferred stock	—	3,025	—
Repurchase of Class A preferred stock	—	(3,025)	—
Payment of Industrial Revenue Bond	—	—	(1,845)
Proceeds from Industrial Revenue Bond	—	—	1,845
Proceeds from senior credit facility	10,000	40,664	—
Payments on term loans	(7,741)	(5,328)	(7,139)
Principal payments on capital lease obligations	(173)	(457)	(773)
Restructure of foreign debt	—	7,127	—
Financing fees paid in connection with senior credit facility	(1,090)	(3,226)	—
Proceeds from Swiss credit facility	7,971	—	—
Retirement of RBCA's senior credit facility	—	(10,974)	—

Net cash provided by financing activities	2,884	1,911	1,088
Effect of exchange rate changes on cash	63	(1,365)	374

Cash and cash equivalents:
Increase (decrease) during the year	(303)	(3,632)	3,114
Cash, at beginning of year	3,553	7,185	4,071

Cash, at end of year	$3,250	$3,553	$7,185

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$19,073	$15,745	$14,127

Income taxes	$321	$671	$255

See accompanying notes.

RBC Bearings Incorporated

Notes to Consolidated Financial Statements

(dollars in thousands, except share and per share data)

1.    Organization and Business

        RBC Bearings Incorporated ("Company", collectively with its subsidiaries), is a Delaware corporation. The Company operates in four reportable business segments—roller bearings, plain bearings, ball bearings and corporate and other—in which it manufactures roller bearing components and assembled parts and designs and manufactures high-precision roller and ball bearings. The Company sells to a wide variety of original equipment manufacturers ("OEMs") and distributors who are widely dispersed geographically. In fiscal 2004, 2003 and 2002, no one customer accounted for more than 4.0% of the Company's sales. The Company's segments are further discussed in Note 20.

2.    Summary of Significant Accounting Policies

General

        The consolidated financial statements include the accounts of RBC Bearings Incorporated, Roller Bearing Company of America, Inc. ("RBCA") and its wholly-owned subsidiaries, Industrial Tectonics Bearings Corporation ("ITB"), RBC Linear Precision Products, Inc. ("LPP"), RBC Nice Bearings, Inc. ("Nice"), Bremen Bearings, Inc. ("Bremen"), Miller Bearings, Inc. ("Miller"), Tyson Bearings., Inc. ("Tyson"), Schaublin, RBC de Mexico ("Mexico"), RBC Oklahoma, Inc. ("RBC Oklahoma") and RBC Aircraft Products, Inc. ("API"), as well as its Transport Dynamics ("TDC"), Heim ("Heim") and Engineered Components ("ECD") divisions. All material intercompany balances and transactions have been eliminated in consolidation.

        The Company has a fiscal year consisting of 52 or 53 weeks, ending on the Saturday closest to March 31. Based on this policy, fiscal year 2004 contained 53 weeks and fiscal years 2003 and 2002 contained 52 weeks.

Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

        Inventories are stated at the lower of cost or market, using the first-in, first-out method.

Shipping and Handling

        The sales price billed to customers includes the costs associated with shipping and handling, which is included in net sales. The costs to the Company for shipping and handling are included in cost of sales.

Property, Plant, and Equipment

        Property, plant, and equipment are recorded at cost. Depreciation and amortization of property, plant and equipment, including equipment under capital leases, is provided for by the straight-line method over the estimated useful lives (3 to 39 years) of the respective assets or the lease term, if shorter. Amortization of assets under capital leases is reported within depreciation and amortization. The cost of equipment under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair market value of the leased equipment at the inception of the lease. Expenditures for normal maintenance and repairs are charged to expense as incurred.

Recognition of Revenue and Accounts Receivable and Concentration of Credit Risk

        The Company recognizes revenue only after the following four basic criteria are met:

  •
  Persuasive evidence of an arrangement exists;

  •
  Delivery has occurred or services have been rendered;

  •
  The seller's price to the buyer is fixed or determinable; and

  •
  Collectibility is reasonably assured.

        Revenue is recognized upon the passage of title, which is at the time of shipment. In addition, revenue on long-term aerospace contracts at ITB is recognized under the percentage-of-completion (units-of-delivery method). Accounts receivable, net of applicable allowances, are recorded when goods are shipped.

        The Company sells to a large number of OEMs and distributors who service the aftermarket. The Company's credit risk associated with accounts receivable is minimized due to its customer base and wide geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral or charge interest on outstanding amounts. At April 3, 2004 and March 29, 2003, the Company had no significant concentrations of credit risk.

Allowance for Doubtful Accounts

        The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectibility of its receivables on an ongoing basis taking into account a combination of factors. The Company reviews potential problems, such as past due accounts, a bankruptcy filing or deterioration in the customer's financial condition, to ensure the Company is adequately accrued for potential loss. Accounts are considered past due based on when payment was originally due. If a customer's situation changes, such as a bankruptcy or creditworthiness, or there is a change in the current economic climate, the Company may modify its estimate of the allowance for doubtful accounts. The Company will write-off accounts receivable after reasonable collection efforts have been made and the accounts are deemed uncollectible.

Goodwill and Amortizable Intangible Assets

        The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," at the beginning of fiscal 2003. These standards require that all business combinations be accounted for using the purchase method and that goodwill (representing the excess of the amount paid to acquire a company over the estimated fair value of the net assets acquired) and intangible assets with indefinite useful lives not be amortized but instead be tested for impairment annually (performed by the Company during the fourth quarter of each fiscal year), or when events or circumstances indicate that its value may have declined. Goodwill had been amortized by the straight-line method over a 40-year period through March 30, 2002. Effective with fiscal 2003, goodwill amortization was suspended in conjunction with the adoption of SFAS No. 142.

        Definite-lived intangible assets are being amortized over their useful lives of 5 to 15 years. Also included in intangible assets is an asset relating to the Company's minimum pension liability, as further described in Note 13.

Deferred Financing Costs

        Deferred financing costs are amortized by the effective interest method over the lives of the related credit agreements (5 to 23 years).

Income Taxes

        The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

        Temporary differences relate primarily to the timing of deductions for depreciation, goodwill amortization relating to the acquisition of operating divisions, basis differences arising from acquisition accounting, pension and retirement benefits, and various accrued and prepaid expenses. Deferred tax assets and liabilities are recorded at the rates expected to be in effect when the temporary differences are expected to reverse.

Net Income (Loss) Per Common Share

        Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) by the sum of the weighted-average number of common shares, dilutive common share equivalents then outstanding using the treasury stock method and the assumed conversion of preferred stock to common shares. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants.

        If the above calculation results in a net loss available to common stockholders (due to a net loss for the period or the effect of accrued preferred stock dividends) and if the effect of including common shares equivalents and the assumed conversion of preferred stock is anti-dilutive, then diluted net loss per common share will equal basic net loss per common share.

        The table below reflects the calculation of weighted-average shares outstanding for each year presented as well as the computation of basic and diluted net income (loss) per common share:

	Fiscal Year Ended
	April 3, 2004 (53 weeks)	March 29, 2003	March 30, 2002
Numerator:
Net income	$ 663	$ 49	$1,669
Accrued preferred stock dividends	(2,144)	(1,313)	—

Numerator for basic net income (loss) per common share—income (loss) available to common stockholders	(1,481)	(1,264)	1,669
Effect of preferred stock dividends	2,144	1,313	—

Numerator for diluted net income (loss) per common share—income (loss) available to common stockholders after assumed conversion of preferred stock	$ 663	$ 49	$1,669

Denominator:
Denominator for basic net income (loss) per common share—weighted-average shares	2,475,561	2,475,561	2,475,561
Effect of dilutive securities:
Employee stock options and warrants	874,131	1,081,232	1,081,097
Convertible preferred stock	738,558	491,698	—

Dilutive potential common shares	1,612,689	1,572,930	1,081,097

Denominator for diluted net income (loss) per common share—adjusted weighted-average shares and assumed conversions	4,088,250	4,048,491	3,556,658

Basic net income (loss) per common share	$ (0.60)	$ (0.51)	$ 0.67
Diluted net income (loss) per common share	$ (0.60)	$ (0.51)	$ 0.47

        For additional disclosures regarding the outstanding preferred stock and the employee stock options and warrants, see Note 16.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, valuation of inventories, accrued expenses, depreciation and amortization and pension and postretirement obligations.

Impairment of Long-Lived Assets

        The Company assesses the net realizable value of its long-lived assets and evaluates such assets for impairment whenever indicators of impairment are present.

        For amortizable long-lived assets to be held and used, if indicators of impairment are present, management determines whether the sum of the estimated undiscounted future cash flows are less than the carrying amount. The amount of asset impairment, if any, is based on the excess of the carrying amount over its fair value, which is estimated based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. To date, no indicators of impairment exist.

        Long-lived assets to be disposed of by sale or other means are reported at the lower of carrying amount or fair value, less costs to sell.

Foreign Currency Translation and Transactions

        Assets and liabilities of the Company's foreign operations are translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in accumulated other comprehensive loss, while gains and losses resulting from foreign currency transactions, which were not material for any of the fiscal years presented, are included in selling, general and administrative expenses. Net income of the Company's foreign operations for fiscal 2004, 2003 and 2002 amounted to $2,242, $3,068 and $1,328, respectively.

Fair Value of Financial Instruments

        The carrying amounts reported in the balance sheet for cash, accounts receivable, prepaids and other current assets, and accounts payable and accruals approximate their fair value.

        The carrying amounts of the Company's Senior Subordinated notes payable and discount debentures approximate fair value and are estimated based on the quoted market price of similar debt instruments. The carrying amounts of the Company's borrowings under its Senior Credit Facility, Swiss Credit Facility and Industrial Development Revenue Bonds approximate fair value, as these obligations have interest rates which vary in conjunction with current market conditions.

Early Extinguishment of Debt

        SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", was issued in April 2002 and addresses the reporting of gains and losses resulting from the extinguishment of debt, accounting for sale-leaseback transactions and rescinds or amends other existing authoritative pronouncements. SFAS No. 145 requires that any gain or loss on extinguishment of debt that does not meet the criteria of Accounting Principles Board Opinion ("APB") No. 30 for classification as an extraordinary item shall not be classified as extraordinary and shall be included in earnings from continuing operations. The gain on early extinguishment of debt in fiscal year 2003 has been classified as non-operating income in the accompanying consolidated statements of operations.

Accumulated Other Comprehensive Loss

        The components of comprehensive income (loss) that relate to the Company are net income, foreign currency translation adjustments and pension plan additional minimum liability, all of which are presented in the consolidated statements of stockholders' deficit and comprehensive income (loss).

        The following summarizes the activity within each component of accumulated other comprehensive income (loss):

	Currency Translation	Minimum Pension Liability	Total
Balance at March 31, 2001	$12	$66	$78
Currency translation	76	—	76
Minimum pension liability	—	(1,178)	(1,178)

Balance at March 30, 2002	88	(1,112)	(1,024)
Currency translation	(1,455)	—	(1,455)
Minimum pension liability	—	(1,565)	(1,565)

Balance at March 29, 2003	(1,367)	(2,677)	(4,044)
Currency translation	63	—	63
Minimum pension liability	—	638	638

Balance at April 3, 2004	$(1,304)	$(2,039)	$(3,343)

Stock-Based Compensation

        The Company accounts for options and warrants granted to employees using the intrinsic value method pursuant to APB No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized since the exercise price of all grants issued was at or above the fair market value of the Company's common stock at the date of grant as determined by the Board of Directors. Had compensation cost for these grants been determined based on the fair value at the grant dates consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been reduced to the following pro-forma amounts:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Net income, as reported	$663	$49	$1,669
Less: stock-based compensation expense determined under fair value method, net of tax	131	56	—

Pro-forma net income (loss)	$532	$(7)	$1,669

Net income (loss) per common share, as reported:
Basic	$(0.60)	$(0.51)	$0.67
Diluted	$(0.60)	$(0.51)	$0.47
Net income (loss) per common share, pro-forma:
Basic	$(0.65)	$(0.53)	$0.67
Diluted	$(0.65)	$(0.53)	$0.47

        For purposes of the pro-forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the service period that generally is the option or warrant vesting period. The weighted average fair value of options and warrants granted was $578 in fiscal 2004 and $1,557 in fiscal 2003. During fiscal 2001, in conjunction with an accelerated vesting decision, all outstanding warrants and options became fully vested. During fiscal 2002, there were no issuances of warrants or options; therefore, no pro-forma stock-based compensation adjustment was necessary.

        The fair value for the Company's options and warrants was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions.

	Fiscal Year Ended
	April 3, 2004	March 29, 2003
Dividend yield	0.0%	0.0%
Expected weighted-average life	3.0	3.0
Risk-free interest rate	3.5%	3.5%
Expected volatility	0.1%	0.1%

        The Black-Scholes pricing model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. In addition, option and warrant valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our warrants have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its options and warrants.

Recent Account Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51", ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements involving special purpose entities entered into prior to February 1, 2003. All other arrangements within the scope of FIN 46 are subject to its provisions beginning in 2004. The Company adopted FIN 46, as required, with no material impact to its consolidated financial position or results of operations.

3.    Acquisitions

        In a transaction effective as of August 20, 2001, RBCA, through its wholly-owned subsidiary, RBC Oklahoma, purchased certain assets used in the design, development, manufacture, assembly and sale of tapered thrust bearings, universal joints, synchronizing rings and GTRAG bearings, previously owned by Driveline Technologies, Inc., from Prime Financial Corporation and Congress Financial Corporation (Southwest), for an aggregate purchase price of $2,400.

        In a transaction effective as of December 2002, RBCA, through its wholly-owned subsidiary, Schaublin, SA, purchased all of the outstanding capital stock of myonic SAS ("Myonic"). The capital stock of Myonic was purchased from myonic AG, a Swiss corporation. Myonic is engaged in the sale of bearings manufactured by Schaublin and third parties. The total consideration paid by the Company was $2,822, of which $1,722 was allocated to goodwill, which is expected to be deductible for income tax purposes. The corporate name of Myonic has since been changed to RBC France SAS. RBC France is included in the plain bearings reportable segment.

        Effective December 22, 2003, API, a wholly-owned subsidiary of RBCA, purchased the airframe control bearing business of Timken Corp., located in Torrington, CT. The total consideration paid was $5,944. The preliminary purchase price allocation, which will be completed upon receipt of the intangible asset valuation, is as follows: accounts receivable ($379), inventory ($4,361), property, plant and equipment ($2,601), intangible assets ($997) and accrued expenses ($2,394). The products associated with the acquisition are complementary with products already provided by other Company businesses. API is included in the roller bearings reportable segment.

        The results of operations subsequent to the effective dates of the acquisitions are included in the results of operations of the Company. Unaudited pro-forma consolidated results of operations of the Company, based upon pre-acquisition unaudited historical information provided for the years ended

April 3, 2004, March 29, 2003 and March 30, 2002, as if the Myonic and API acquisitions took place on April 1, 2001, are as follows:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Net sales	$209,384	$207,800	$205,116
Net income	$2,943	$3,734	$5,569
Net income per common share:
Basic	$0.25	$0.75	$2.25
Diluted	$0.18	$0.56	$1.57

4.    Allowance for Doubtful Accounts

        The activity in the allowance for doubtful accounts consists of the following:

Fiscal Year Ended	Balance at Beginning of Year	Additions	Write-offs	Balance at End of Year
April 3, 2004	$744	$378	$(352)	$770
March 29, 2003	621	123	—	744
March 30, 2002	257	364	—	621

5.    Inventory

        Inventory consists of the following:

	April 3, 2004	March 29, 2003
Raw materials	$3,611	$2,707
Work in process	25,798	17,745
Finished goods	61,095	65,736

	$90,504	$86,188

6.    Property, Plant and Equipment

        Property, plant and equipment consist of the following:

	April 3, 2004	March 29, 2003
Land	$6,983	$6,983
Buildings	15,492	14,081
Machinery and equipment	105,143	99,670

	127,618	120,734
Less: accumulated depreciation and amortization	71,369	62,962

	$56,249	$57,772

7.    Restricted Marketable Securities

        Restricted marketable securities, which are classified as available for sale, consist of short-term investments of $12 and $113 at April 3, 2004 and March 29, 2003, respectively, which were purchased with proceeds from industrial development revenue bonds issued by the Company during fiscal 2000, 1999 and 1995. The use of these investments is restricted primarily for capital expenditure requirements in accordance with the applicable loan agreement and, accordingly, are classified as non-current. These investments consist of highly liquid investments with insignificant interest rate risk and original maturities of three months or less, and are carried at market value, which approximates cost.

8.    Goodwill and Amortizable Intangible Assets

        On March 31, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment at least annually. Transitional impairment tests of goodwill made by the Company during the quarter ended June 29, 2002, and annual impairment tests made during the quarters ended March 29, 2003 and April 3, 2004, did not require adjustment to the carrying value of its goodwill. There were no changes to goodwill during the two years in the period ended April 3, 2004.

        Goodwill balances, by segment, for the two years in the period ended April 3, 2004 are as follows:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003
Roller	$15,673	$15,673
Plain	9,477	9,477

	$25,150	$25,150

        Per the provisions of SFAS No. 142, the Company's definite-lived intangible assets, consisting primarily of acquired distribution agreements and customer lists, are amortized over their useful lives of five years. Also included in intangible assets is an asset relating to the Company's minimum pension liability, as further described in Note 13.

        Actual results of operations for the years ended April 3, 2004 and March 29, 2003, and the pro-forma results of operations for the year ended March 30, 2002 had we applied the non-amortization provisions of SFAS 142 in fiscal 2002, is as follows:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Net income, as reported	$663	$49	$1,669
Add: Goodwill amortization, net of tax	—	—	481

Pro-forma net income	$663	$49	$2,150

Pro-forma net income (loss) per common share:
Basic	$(0.60)	$(0.51)	$0.87

Diluted	$(0.60)	$(0.51)	$0.60

        Amortization expense for definite-lived intangible assets during the fiscal years ended 2004, 2003 and 2002 was $344, $105, and $0, respectively. Estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

2005	$462
2006	462
2007	462
2008	357
2009	118
2010 and thereafter	409

9.    Accrued Expenses and Other Current Liabilities

        The significant components of accrued expenses and other current liabilities are as follows:

	April 3, 2004	March 29, 2003
Employee compensation and related benefits	$3,782	$2,713
Interest	4,742	5,161
Other	4,752	7,631

	$13,276	$15,505

10.    Debt

        During fiscal 1998, the Company issued $110,000 aggregate principal amount of 9 5/8% Senior Subordinated Notes due 2007 ("Notes"). The Notes paid interest semi-annually and had an original maturity date of June 15, 2007, but could be redeemed at the Company's option earlier under certain conditions specified in the indenture (the "Indenture") pursuant to which the Notes were issued. The Notes were unsecured and subordinate to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. The Notes were fully, unconditionally and irrevocably guaranteed jointly and severally, on a senior subordinated basis, by each of the domestic wholly-owned subsidiaries of RBCA. The Notes were repaid on June 29, 2004 (Note 21).

        During fiscal 1998, the Company issued $40,000 of Senior Subordinated Discount Debentures ("Debentures") due in 2009, which had an aggregate principal amount at maturity of $74,882. During fiscal 2003, the Company made principal payments on this debt of $30,400. At April 3, 2004, the principal amount due at maturity is $38,562. The Debentures accrue interest at 13% per annum with no periodic payments due until June 2002, after which time interest is payable in cash, semi-annually. The Debentures generally did not require the payment of cash interest until December 15, 2002, and do not mature until June 15, 2009. The Debentures are callable at any point subsequent to June 2002, at a premium to the principal amount declining to par at the end of June 2008. Additionally, the Company may, at any time at its option, redeem the Debentures, in whole or in part, with the net cash proceeds of one or more public equity offerings by the Company. The Debentures are senior secured obligations of the Company, senior in right of payment to all existing and future subordinated indebtedness of the Company. The Debentures are secured by all of the outstanding common stock of RBCA.

        RBCA and its domestic subsidiaries entered into a $94,000 senior secured credit facility ("Senior Credit Facility"), dated May 30, 2002, with General Electric Capital Corporation, as agent and lender, Congress Financial Corporation (Western), as lender, GECC Capital Markets Group, as lead arranger, and other lenders signatory thereto from time to time, consisting of a $40,000 term loan ("Term Loans") and a $54,000 revolving credit facility ("Revolving Credit Facility"). This credit facility was amended and restated on December 19, 2003 to add a further $10,000 term loan ("Term Loan B"). In connection with this credit facility, RBCA and its domestic subsidiaries granted liens and mortgages on substantially all of their existing and future personal and real property. In addition, RBCA pledged all of its capital stock in its domestic subsidiaries and a portion of its capital stock in its directly-owned foreign subsidiaries.

        The proceeds of the Term Loans were used to pay off RBCA's senior credit facility, dated June 23, 1997, by and between RBCA, Credit Suisse First Boston, as administrative agent, and the lenders thereto, to pay fees and expenses with respect to the new credit facility and for other corporate purposes. The Revolving Credit Facility is available for issuances of letters of credit of up to $25,000 and for loans in connection with acquisitions, working capital needs or other general corporate purposes.

        On June 19, 2003, RBCA further amended and restated the Senior Credit Facility in order to increase its liquidity and to facilitate the funding of RBCA's foreign operations. The Senior Credit Facility now includes a structure under which RBCA may include certain of its foreign assets within the "collateral borrowing base" that sets forth the amounts that RBCA may borrow under its Revolving Credit Facility. As part of this amendment, RBCA has created intercompany loan and asset pledge arrangements (including pledges of certain foreign assets) that are all ultimately assigned to the lenders as further collateral to secure the borrowings under the Senior Credit Facility.

        The Senior Credit Facility is secured by substantially all of the Company's assets. Under the terms of the Senior Credit Facility, the Company is required to comply with various operational and financial covenants, including minimum EBITDA, minimum fixed charge coverage, total interest coverage and maximum leverage ratio, as defined in the credit agreements.

        In addition, the Senior Credit Facility places limitations on the Company's capital expenditures in any fiscal year, restricts its ability to pay dividends, requires the Company to obtain the lenders' consents to certain acquisitions and contains mandatory prepayment provisions which include prepayments from the sale of the Company's stock and 50% of excess cash flow, as defined.

        On December 8, 2003, Schaublin entered into a bank credit facility (the "Swiss Credit Facility") with Credit Suisse providing for 10,000 swiss francs, or approximately $8,000, of term loans (the "Swiss Term Loans") and up to 2,000 swiss francs, or approximately $1,600, of revolving credit loans and letters of credit (the "Swiss Revolving Credit Facility"). RBCA pledged 99.4% of the present and future share capital of Schaublin (1,366 shares) against this facility. In connection with the purchase of Myonic, RBCA entered into an eighteen-month loan ("Myonic Loan") with the Seller for 500 Euros, or approximately $399.

        In connection with the purchase of Tyson, the Company entered into a loan for $1,072 with the former owner of Tyson for the purchase of certain leasehold improvements, which are included in property, plant and equipment. This loan bears interest at 9.0% and is paid monthly. The term of the loan is for 75 months and ends in June 2005.

        At April 3, 2004, $19,880 of the Revolving Credit Facility was being utilized to provide letters of credit to secure the Company's obligations relating to certain Industrial Development Revenue Bonds ($16,655), described below, and a letter of credit securing a captive insurance policy primarily in relation to workers compensation ($2,975). A letter of credit fee of 2.25% per annum, payable quarterly in arrears, is required on the outstanding amount of the letter of credit. As of April 3, 2004, the Company had the ability to borrow up to an additional $13,990 under the Revolving Credit Facility. Borrowings outstanding under this facility as of April 3, 2004 were $2,500. A commitment fee of 0.5%, or 0.75% per annum, payable quarterly in arrears, is required on the unused portion of the Revolving Credit Facility, which is calculated on the percentage of the revolver that is not utilized. The interest rate for borrowings outstanding on this facility as of April 3, 2004 was 5.25%.

        During fiscal 1995, the Company entered into a loan agreement with the South Carolina Jobs Economic Development Authority ("SC JEDA") which provides for borrowings up to $10,700 under two industrial development revenue bonds (Series 1994 A and B) and, during fiscal 1999, the Company entered into an additional loan agreement with the SC JEDA which provides for borrowings up to $3,000 under an industrial development revenue bond (Series 1998). The interest rate is variable and based on the 90-day U.S. Treasury Bill rate. Additionally, during fiscal 2000, the Company entered into a loan agreement with the California Infrastructure and Economic Development Bank which provides for borrowings up to $4,800 under an industrial development revenue bond (Series 1999) (collectively, "Bonds"). The interest rate on the Bonds is variable and based on the Bond Market Association 7-day Municipal Swap Index. The proceeds from the Bonds are restricted for working capital requirements and capital expenditure purposes. On March 1, 2002, the Company retired the unused portion of the Series 1998 bonds of $1,845, thereby reducing the amount of the loan agreement and the restricted marketable securities balances by this amount. As of April 3, 2004, $18,254 of the proceeds have been expended (including accumulated interest of $1,611), and the remaining $12 is invested by the trustee in marketable securities. The Series 1994 A and B bonds and the Series 1998 bonds are secured by an irrevocable direct-pay letter of credit issued by one of the Company's lenders. The letter of credit is equal to the aggregate principal amount of the bonds plus not less than forty-five days' interest thereon, calculated at 12% per annum ($12,026 at April 3, 2004). The Series 1999 bonds are likewise secured by an irrevocable direct-pay letter of credit issued by one of the Company's lenders. The Company's obligation to its lenders is secured pursuant to the provisions of the Credit Facility and is equal to the aggregate principal amount of the bonds plus not less than fifty days' interest thereon, calculated at 12% per annum ($4,879 at April 3, 2004).

        The balances payable under all borrowing facilities are as follows:

	April 3, 2004	March 29, 2003
9 5/8% Senior Subordinated Notes Payable	$110,000	$110,000
13% Senior Subordinated Discount Debentures	37,806	37,663
Senior Credit Facility
Term Loans, payable in quarterly installments of $1,428, commencing September 30, 2002, with final payment of $12,857 due May 30, 2007; bears interest at variable rates, payable monthly and upon maturity at prime or LIBOR, at the Company's election	30,000	37,143
Term Loan B, payable May 30, 2007; bears interest at variable rates, payable monthly and upon maturity at prime or LIBOR, at the Company's election	10,085	—
Revolving Credit Facility	2,500	8,582
Swiss Credit Facility
Term Loan, payable in semi-annual installments ranging from approximately $400, commencing March 31, 2004, to approximately $1,000 from September 30, 2005, with final payment due March 31, 2009; bears interest at variable rates, payable quarterly	7,480	—
Other Loans	698	890
Industrial Development Revenue Bonds
Series 1994 A, due in annual installments of $180 beginning September 1, 2006, graduating to $815 on September 1, 2014, with final payment due on September 1, 2017; bears interest at a variable rate, payable monthly through December 2017	7,700	7,700
Series 1994 B, bears interest at a variable rate, payable monthly through December 2017	3,000	3,000
Series 1998, bearing interest at variable rates, payable monthly through December 2021	1,155	1,155
Series 1999, bearing interest at variable rates, payable monthly through April 2024	4,800	4,800

Total Debt	215,224	210,933
Less: Current Portion	10,421	15,946

Long-Term Debt	$204,803	$194,987

        The current portion of long-term debt as of April 3, 2004 and March 29, 2003 includes $2,500 and $8,582, respectively, of borrowings on the Revolving Credit Facility.

        The Company is subject to fluctuating interest rates that may impact its consolidated results of operations or cash flows for its variable rate Senior Credit Facility, Swiss Credit Facility and Industrial

Development Revenue Bonds. As of April 3, 2004, the weighted average interest rate on the Company's debt was approximately 8.6%.

        RBCA incurred approximately $4,137 of fees primarily related to costs associated with the issuance of the Senior Credit Facility. RBCA also incurred approximately $5,458 of fees related to costs associated with the issuance of the Notes and $180 of fees related to costs associated with the Swiss Credit Facility. These costs have been capitalized as deferred financing costs and are being amortized over the term of the respective debt.

        Maturities of debt during each of the following five fiscal years and thereafter are as follows:

2005	$10,421
2006	7,749
2007	7,289
2008	24,321
2009	110,983
Thereafter	54,461

Total	$215,224

11.    Obligations Under Capital Leases

        Machinery and equipment additions under capital leases amounted to $458, $0 and $0 in fiscal 2004, 2003 and 2002, respectively. The average imputed rate of interest on capital leases at each year end is 4.4%, 7.0% and 6.7% in fiscal 2004, 2003 and 2002, respectively.

        Included in property, plant and equipment are the following assets held under capital leases:

	April 3, 2004	March 29, 2003
Machinery and equipment	$6,512	$6,054
Accumulated depreciation	(5,612)	(5,210)

	$900	$844

        Future minimum lease payments under capital leases at April 3, 2004 are as follows:

2005	$214
2006	137
2007	99
2008	2

Total minimum lease payments	452
Less: amount representing interest	26

Present value of net minimum lease payments	426
Less: current maturities	201

Non-current capital lease obligations	$225

12.    Other Non-Current Liabilities

        The significant components of other non-current liabilities consist of:

	April 3, 2004	March 29, 2003
Deferred income taxes	$—	$229
Additional minimum pension liability	3,979	4,935
Other post-retirement benefits	2,995	3,153
Other	1,513	1,099

	$8,487	$9,416

13.    Pension Plans

        At April 3, 2004, the Company has noncontributory defined benefit pension plans covering union employees in its Heim division plant in Fairfield, Connecticut, its Nice subsidiary plant in Kulpsville, Pennsylvania, its Bremen subsidiary plant in Plymouth, Indiana and its Tyson subsidiary plant in Glasgow, Kentucky.

        Plan assets are comprised primarily of U.S. government securities, corporate bonds and stocks. The plans provide benefits of stated amounts based on a combination of an employee's age and years of service. The Company uses a December 31 measurement date for its plans. The Company expects to contribute approximately $2,000 to its pension plans in fiscal year 2005.

        The following table sets forth net periodic benefit cost of the Company's plans for the three fiscal years in the period ended April 3, 2004:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Components of net periodic benefit cost:
Service cost	$497	$361	$276
Interest cost	923	894	864
Expected return on plan assets	(803)	(912)	(984)
Amortization of prior service cost	19	(4)	(29)
Amortization of losses	343	108	38
Plan administrative expenses	—	—	54

Net periodic benefit cost	$979	$447	$219

        The following tables set forth the funded status of the Company's defined benefit pension plans, the amount recognized in the balance sheet at April 3, 2004 and March 29, 2003, and the principal weighted-average assumptions inherent in their determination:

	April 3, 2004	March 29, 2003
Change in benefit obligation:
Benefit obligation at beginning of year	$14,420	$12,684
Service cost	497	361
Interest cost	923	894
Plan amendments	246	290
Actuarial loss	117	909
Benefits paid	(783)	(718)

Benefit obligation at end of year	15,420	14,420
Change in plan assets:
Fair value of plan assets at beginning of year	9,143	10,341
Actual return on plan assets	1,760	(921)
Employer contributions	669	441
Benefits paid	(783)	(718)

Fair value of plan assets at end of year	10,789	9,143

Reconciliation of funded status at end of year:
Underfunded status	(4,631)	(5,277)
Unrecognized prior service cost	302	75
Unrecognized actuarial net loss	3,677	4,860

Net amount recognized in the balance sheet	$(652)	$(342)

Amounts recognized in the balance sheet:
Minimum pension liability	$(4,631)	$(5,277)
Intangible asset	583	473
Accumulated other comprehensive loss	3,396	4,462

Net amount recognized in the balance sheet	$(652)	$(342)

        Benefits under the union plans are not a function of employees' salaries; thus, the accumulated benefit obligation equals the projected benefit obligation.

        The assumptions used in determining the net periodic benefit cost information are as follows:

	FY2004	FY2003	FY2002
Discount rate	6.50%	7.25%	7.50%
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%

        The discount rate used in determining the funded status as of April 3, 2004 and March 29, 2003 is 6.25% and 6.50%, respectively.

        In developing the overall expected long-term return on plan assets assumption, a building block approach was used in which rates of return in excess of inflation were considered separately for equity securities and debt securities. The excess returns were weighted by the representative target allocation and added along with an appropriate rate of inflation to develop the overall expected long-term return on plan assets assumption.

        The Company recorded a minimum pension liability of $4,631 and $5,277 at April 3, 2004 and March 29, 2003, respectively. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets. The additional minimum pension liability at April 3, 2004 and March 29, 2003 of $3,979 and $4,935, respectively, is offset by an intangible asset to the extent of previously unrecognized prior service cost. The intangible assets of $583 and $473 at April 3, 2004 and March 29, 2003, respectively, are included on the line item entitled "Intangible assets" in the consolidated balance sheet. The remaining amounts of $2,039 and $2,677, net of deferred income taxes of $1,357 and $1,785, respectively, are recorded as a component of stockholders' deficit on the line item titled "Accumulated other comprehensive loss" in the consolidated balance sheet at April 3, 2004 and March 29, 2003, respectively. The intangible asset in 2004 and 2003 is greater than the unrecognized prior service cost because two of the Company's plans have an unrecognized negative prior service cost.

        The Company's investment program objective is to achieve a rate of return on plan assets which will fund the plan liabilities and provide for required benefits while avoiding undue exposure to risk to the plan and increases in funding requirements.

        At March 29, 2003, the target allocation for each category of plan assets was 35 percent equity investments and 65 percent fixed income investments. During fiscal year 2004, the Company undertook a review of its investment policy with regard to plan assets, including allocation of plan assets among investment categories. As part of this review, the Company established a new target allocation of plan assets which, on April 3, 2004, was 100 percent equity investments.

        The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of fiscal 2004.

2005	$823
2006	866
2007	869
2008	918
2009	1,003
2010–2015	6,326

        In addition, the Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code for all of its employees not covered by a collective bargaining agreement. The plan is funded by eligible participants through employee contributions and by Company contributions equal to a percentage of eligible employee compensation. Effective October 1, 2001, the Company suspended matching contributions to this plan. Employer contributions under this plan amounted to $602 in fiscal 2002. Effective April 4, 2004, the Company resumed a program of employer matching contributions to this plan.

        Effective September 1, 1996, the Company adopted a non-qualified Supplemental Executive Retirement Plan ("SERP") for a select group of highly compensated management employees designated by the Board of Directors of the Company. The SERP allows eligible employees to elect to defer, until termination of their employment, the receipt of up to 25% of their current salary. The Company makes contributions equal to the lesser of 50% of the deferrals, or 3.5% of the employees' annual salary, which vest in full after three years of service following the effective date of the SERP. Employer contributions under this plan amounted to $58, $52, and $69 in fiscal 2004, 2003 and 2002, respectively.

14.    Postretirement Health Care and Life Insurance Benefits

        The Company, for the benefit of employees at its Heim, West Trenton, Nice, Tyson and Bremen facilities, sponsors contributory defined benefit health care plans that provide postretirement medical and life insurance benefits to union employees who have attained certain age and/or service requirements while employed by the Company. The plans are unfunded and costs are paid as incurred. Postretirement benefit obligations are included in "Other non-current liabilities" in the consolidated balance sheet.

        The Company uses a March 31 measurement date for its plans. The Company expects to contribute approximately $340 to its postretirement benefit plans in fiscal year 2005.

        On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Company is evaluating how and when any Federal subsidies would apply. The postretirement benefit obligation and net periodic benefit cost shown in the tables below do not reflect the possible effects of the Act on the Company's benefit programs. Specific authoritative guidance on the accounting for the Federal subsidy is pending and that guidance, when published, could require the Company to change previously reported information.

        Information with respect to the postretirement medical and life insurance plans follows:

	April 3, 2004	March 29, 2003
Accumulated benefit obligation at beginning of year	$4,995	$4,589
Service cost	238	55
Interest cost	249	319
Plan amendments	(1,300)	—
Actuarial loss	317	252
Benefits paid	(336)	(220)

Accumulated benefit obligation at end of year	4,163	4,995
Unrecognized prior service cost	658	(162)
Unrecognized net loss	(1,826)	(1,680)

	$2,995	$3,153

        Components of net periodic postretirement benefit cost are as follows:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Service cost	$238	$55	$61
Interest cost	249	319	317
Prior service cost amortization	(481)	(71)	(71)
Amount of loss recognized	172	91	97

	$178	$394	$404

        During fiscal 2004, the plans were amended to contractually limit the benefit to be provided for certain groups of current and future retirees. As a result, there is no health care trend associated with these groups. The effect of a 1% annual increase and decrease in the assumed cost trend rate would increase the accumulated postretirement benefit obligation by approximately 3.6% and 3.2%, respectively, for these plans; the annual service and interest cost components in the aggregate would not be materially affected. The discount rate used in determining the accumulated postretirement benefit obligation was 6.25% at April 3, 2004, 7.25% at March 29, 2003 and 7.50% at March 30, 2002. The discount rate used in determining the net periodic benefit cost was 6.50% for fiscal 2004, 7.25% for fiscal 2003 and 7.5% for fiscal year 2002.

        The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of fiscal 2004.

2005	$340
2006	340
2007	360
2008	380
2009	400
2010–2015	2,200

15.    Income Taxes

        Income (loss) before income taxes for the Company's domestic and foreign operations are as follows:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Domestic	$(860)	$(3,182)	$2,117
Foreign	2,593	3,344	1,604

	$1,733	$162	$3,721

        The provision for income taxes consists of the following:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Current:
Federal	$(1,299)	$(493)	$2,194
State	(201)	(71)	230
Foreign	351	276	276

	(1,149)	(288)	2,700
Deferred:
Federal	1,921	352	(656)
State	298	49	8

	2,219	401	(648)

Total	$1,070	$113	$2,052

        A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations follows:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Income taxes using U.S. federal statutory rate	$589	$55	$1,265
State income taxes, net of federal benefit	58	(13)	143
Amortization of goodwill	—	—	196
Officer's life insurance	59	57	41
Meals and entertainment	38	61	51
ETI benefit	(70)	(70)	—
Adjustment of taxes to tax returns as filed	225	(1)	369
Other	171	24	(13)

	$1,070	$113	$2,052

        Net deferred tax assets consist of the following:

	April 3, 2004	March 29, 2003
Deferred tax assets:
Post retirement benefits	$1,117	$969
Employee compensation accruals	769	1,205
Alternative minimum tax credits	1,558	1,558
Net operating losses	3,694	2,874
Inventory	2,133	1,177
Stock warrants	2,103	2,103
Other	2,252	2,166

Total deferred tax assets	13,626	12,052
Deferred tax liabilities:
Property, plant and equipment	(6,743)	(4,596)
Unremitted foreign earnings	(3,524)	(2,557)
Amortizaton of goodwill	(964)	(742)

Total deferred tax liabilities	(11,231)	(7,895)

Net deferred tax assets	$2,395	$4,157

        At April 3, 2004, the Company has net operating loss carryforwards of approximately $14,729 to offset future federal and state income taxes, which expire at various dates through 2024. At April 3, 2004, the Company also has research and development tax credit carryforwards of approximately $882 to offset future federal income taxes which expire at various dates through 2020. In addition, the Company has alternative minimum tax credit carryforwards of approximately $1,558. The net operating loss carryforwards and research and development tax credit carryforwards may be subject to the limitations provided in IRC Sections 382 and 383.

16.    Stockholders' Deficit

        Class A Preferred Stock.    The Class A Preferred Stock is the most senior of the Company's capital stock for the purposes of the payment of dividends and distributions upon a liquidation or deemed liquidation event. The holders of Class A Preferred Stock are entitled to an accrued dividend at a rate of 8% per annum payable when and if declared by the Company's board of directors. As of April 3, 2004, no dividends have accrued on the Class A Preferred Stock. The stated value of the Class A Preferred Stock is $3,000 per share. Except to the extent required by law, holders of Class A Preferred Stock have no voting rights.

        Class B Exchangeable Convertible Participating Preferred Stock.    The Class B Preferred Stock ranks junior to the Class A Preferred Stock, is on par with the Class C Preferred Stock, and is senior to all other classes of stock with respect to payment of dividends. The Class B Preferred Stock ranks junior to the Class A Preferred Stock, and is senior to all other classes of stock with respect to distributions upon a liquidation or deemed liquidation event.

        The Class B Preferred Stock is subject to conversion by the Company or exchange by the holders thereof. In either situation, each share of Class B Preferred Stock would yield upon conversion (i) a number of shares of Class A Common Stock determined by multiplying the number of shares of Class B Preferred Stock to be converted by the stated value of the Class B Preferred Stock and dividing the result by the conversion price then in effect, (ii) a number of shares of Class C Preferred Stock determined by multiplying the number of Class B Preferred Stock to be converted by the sum of the stated value of the shares and the amount of all unpaid dividends thereon and dividing the result by the stated value of the Class C Preferred Stock, and (iii) one share of Class D Preferred Stock. The stated value of the Class B Preferred Stock is $100 per share. The Class B Preferred Stock is subject to mandatory conversion upon the consummation of an Initial Public Offering or an Organic Transaction (each as defined in the Company's Amended and Restated Certificate of Incorporation).

        The Class B Preferred Stock entitles the holders thereof, upon a liquidation or deemed liquidation event, to a payment of its stated value plus an amount determined by reference to a formula set forth in the Company's Amended and Restated Certificate of Incorporation. The holders of Class B Preferred Stock are entitled to an accrued dividend at a rate of 8% per annum payable when and if declared by the Company's board of directors. Such dividends shall accrue whether or not they have been decleared and whether or not there are profits. The holders of Class B Preferred Stock are further entitled to participate in any dividends paid to the holders of shares of Common Stock. As of April 3, 2004, the amount of accumulated undeclared and unpaid dividends on the Class B Preferred Stock equaled approximately $3.5 million. Except to the extent required by law, holders of Class B Preferred Stock have no voting rights.

        During July 2002, two investors in the Company purchased an aggregate of 240,000 shares of its Class B Exchangeable Convertible Participating Preferred Stock in exchange for gross proceeds of $24,000. In connection with the purchase, the Company paid a fee of $750 to one of the investors and amended the terms of the Whitney (a related party) management services agreement. Following the closing of the sale, the Company utilized the proceeds of the sale and certain of the Company's cash on hand to repurchase approximately $30,400 (Note 10) in principal amount at maturity of certain debt. This repurchase satisfied the Company's obligation to make a scheduled redemption payment relating to such debt. The Company recognized a pre-tax gain on the extinguishment of this debt obligation of approximately $780, net of transaction expenses of $406, during fiscal 2003, which has been recorded as non-operating income.

        Class C Redeemable Preferred Stock.    The Class C Preferred Stock ranks junior to the Class A Preferred Stock, on par with the Class B Preferred Stock, and senior to all other classes of stock with respect to payment of dividends. The Class C Preferred Stock ranks junior to the Class A Preferred Stock and Class B Preferred Stock, and senior to all other classes of stock with respect to distributions upon a liquidation or deemed liquidation event.

        The holders of Class C Preferred Stock are entitled to an accrued dividend at a rate of 8% per annum payable when and if declared by the Company's board of directors. As of April 3, 2004, no dividends have accrued on the Class C Preferred Stock. The Class C Preferred Stock is subject to redemption by the Company at its option. If shares of Class C Preferred Stock are issued in exchange for shares of Class B Preferred Stock, the Company is required to redeem such shares no later than one business day following the day of such issuance. The stated value of the Class C Preferred Stock is

$100 per share. Except to the extent required by law, holders of Class C Preferred Stock have no voting rights.

        Class D Preferred Stock.    The Class D Preferred Stock ranks junior to the Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock, and senior to all other classes of stock with respect to the payment of dividends and distributions upon a liquidation or deemed liquidation event. The Class D Preferred Stock entitles the holders thereof, upon a liquidation or deemed liquidation event, to a payment determined by reference to a formula set forth in the Company's Amended and Restated Certificate of Incorporation. Except to the extent required by law, holders of Class D Preferred Stock have no voting rights.

        Class A and Class B Common Stock.    The Company has 2,475,461 shares of Class A Common Stock outstanding held by 7 holders, and 100 shares of Class B Common Stock outstanding held by Dr. Michael J. Hartnett, the Company's founder and Chief Executive Officer. In addition, as of April 3, 2004, there were outstanding warrants and options to purchase up to an additional 706,624 shares of the Company's Class A Common Stock and 549,146 shares of Class B Common Stock.

        Holders of Class A Common Stock are entitled to one vote per share. Until certain events occur, the holders of Class B Common Stock are entitled to 51% of the voting power of the Company's issued and outstanding common stock.

Stock Option Plans

  2001 Stock Option Plan

        The RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 2001 Stock Option Plan was adopted in fiscal 2002 and amended and restated on October 24, 2003. The terms of the 2001 option plan provide for the grant of options or warrants to purchase up to 403,421 shares of Class A Common Stock to officers and employees of, and consultants (including members of the Company's board of directors) of, the Company and its subsidiaries selected by the CEO to participate in the plan. Options granted may be either incentive stock options (under Section 422 of the Internal Revenue Code) or non-qualified stock options. The 2001 option plan, which expires in July 2011, is governed by the Company's board of directors, or a committee to which the Board delegates its responsibilities.

  1998 Stock Option Plan

        Effective February 18, 1998, the Company adopted the RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) 1998 Stock Option Plan. The terms of the 1998 option plan provide for the grant of options or warrants to purchase up to 3,365,596 shares of Class A Common Stock to officers and employees of, and consultants (including members of the Company's board of directors) to, the Company and its subsidiaries. Options granted may be either incentive stock options (under Section 422 of the Internal Revenue Code) or non-qualified stock options. The 1998 option plan, which expires on December 31, 2008, is governed by the Company's board of directors or a committee to which the Board delegates its responsibilities.

        The exercise price of options granted under the 2001 and 1998 option plans is determined by the board of directors, but in no event is less than 100% of the fair market value of the Class A Common Stock.

        A summary of the status of the Company's warrants and stock options outstanding as of April 3, 2004, March 29, 2003 and March 30, 2002, and changes during the years ended on those dates, is presented below:

	Number Of Class A Common Stock Warrants/Options	Weighted Average Exercise Price
Outstanding, March 31, 2001	606,087	$1.88
Cancelled fiscal 2002	(1,310)	5.14

Outstanding, March 30, 2002	604,777	1.88
Awarded fiscal 2003	114,097	30.00
Cancelled fiscal 2003	(31,520)	24.95

Outstanding, March 29, 2003	687,354	5.30
Awarded fiscal 2004	37,300	24.49
Cancelled fiscal 2004	(18,030)	12.03

Outstanding, April 3, 2004	706,624	6.16

        Certain members of management left the Company during fiscal 2003 without exercising the vested portion of 16,410 Class A warrants and, accordingly, the warrants were cancelled.

        The Company has also issued warrants to purchase 549,146 shares of Class B Supervoting Common Stock to Dr. Hartnett, the Company's CEO. There has been no warrant activity with respect to the Class B Supervoting Common Stock during fiscal 2004, 2003 and 2002.

        The following table summarizes information about stock options and warrants outstanding at April 3, 2004:

Exercise Price and Weighted Average Exercise Price	Options/Warrants Outstanding	Weighted Average Contractual Life	Options/Warrants Exercisable
Class A
$1.00	476,847	3.3 years	476,847
$5.14	108,380	3.8 years	108,380
$30.00	106,597	8.5 years	90,764
$20.00	10,000	9.5 years	5,000
$8.00	4,800	9.5 years	1,600

	706,624		682,591

Class B
$1.00	424,146	3.3 years	424,146
$5.14	125,000	3.3 years	125,000

	549,146		549,146

17.    Commitments and Contingencies

        The Company leases factory facilities under non-cancelable operating leases, which expire on various dates through February 2009, with rental expense aggregating $1,801, $1,657 and $1,403 in fiscal 2004, 2003 and 2002, respectively.

        The Company also has non-cancelable operating leases for transportation, computer and office equipment, which expire at various dates. Rental expense for fiscal 2004, 2003 and 2002 aggregated $579, $747 and $759, respectively.

        The aggregate future minimum lease payments under operating leases are as follows:

2005	$2,551
2006	2,211
2007	1,972
2008	1,733
2009	1,634
Thereafter	3,707

$13,808

        The Company entered into an agreement with Whitney, a related party, whereby a quarterly management services fee is paid for certain consulting and management advisory services, as directed by the board of directors of the Company and agreed to by Whitney. Such ongoing fees aggregated $450, $375, and $188 for fiscal 2004, 2003 and 2002, respectively. At April 3, 2004 and March 29, 2003, amounts payable to Whitney were $338 and $113, respectively.

        The Company enters into government contracts and subcontracts that are subject to audit by the government. In the opinion of the Company's management, the results of such audits, if any, are not expected to have a material impact on the financial condition or results of operations of the Company.

        The Company is subject to federal, state and local environmental laws and regulations, including those governing discharges of pollutants into the air and water, the storage, handling and disposal of wastes and the health and safety of employees. The Company also may be liable under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws for the costs of investigation and cleanup of contamination at facilities currently or formerly owned or operated by the Company, or at other facilities at which the Company may have disposed of hazardous substances. In connection with such contamination, the Company may also be liable for natural resource damages, government penalties and claims by third parties for personal injury and property damage. Agencies responsible for enforcing these laws have authority to impose significant civil or criminal penalties for non-compliance. The Company believes it is currently in material compliance with all applicable requirements of environmental laws. The Company does not anticipate material capital expenditures for environmental controls in fiscal years 2005 or 2006.

        Investigation and remediation of contamination is ongoing at some of the Company's sites. In particular, state agencies have been overseeing groundwater monitoring activities at the Company's facilities in Hartsville, South Carolina and Fairfield, Connecticut. At Hartsville, the Company is monitoring low levels of contaminants in the groundwater caused by former operations. The state will permit the Company to cease monitoring activities after two consecutive sampling periods demonstrate contaminants are below action levels. In connection with the purchase of the Fairfield, Connecticut facility in 1996, the Company agreed to assume responsibility for completing cleanup efforts previously initiated by the prior owner. The Company submitted data to the state that the Company believes demonstrates that no further remedial action is necessary, although the state may require additional cleanup or monitoring. Although there can be no assurance, the Company does not expect any of those to be material.

        The Company received notice in 2003 from the U.S. Environmental Protection Agency that the Company had been named a potentially responsible de minimis party for past disposal of hazardous substances at the Operating Industries, Inc. Landfill in Monterey, Calif. Any such disposal would have been conducted prior to the Company's ownership, and the Company notified the former owners of a potential claim for indemnification based on the indemnity described above. The Company is currently negotiating a de minimis settlement with the U.S. Environmental Protection Agency and expects that any settlement, even if the Company is unsuccessful in obtaining indemnification, will not be material to its financial position or results of operations.

        There are various claims and legal proceedings against the Company relating to its operations in the normal course of business, none of which the Company believes is material to its financial position or results of operations. The Company currently maintains insurance coverage for product liability claims.

18.    Other Expense, Net

        Other expense, net is comprised of the following:

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Amortization of goodwill	$—	$—	$801
Management fees	525	375	188
Loss on disposition of assets	236	858	22
Write-off of acquisition costs	399	—	—
Provision for doubtful accounts	378	123	364
Other expense (income)	124	68	(438)

	$1,662	$1,424	$937

19.    Related Party Transactions

        The Company has loaned Dr. Michael J. Hartnett, President and Chief Executive Officer of the Company and RBCA, $500 to purchase shares of capital stock of the Company. The loan does not bear interest and is due on the earlier of (i) June 23, 2007, (ii) the consummation of a sale of the Company or (iii) the consummation of an initial public offering of the Company. The loan is secured by a pledge of Dr. Hartnett's shares in the Company.

20.    Reportable Segments

        The Company operates through operating segments for which separate financial information is available, and for which operating results are evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. Those operating segments with similar economic characteristics and that meet all other required criteria, including nature of the products and production processes, distribution patterns and classes of customers, are aggregated as reportable segments. Certain other operating segments do not exhibit the common attributes mentioned above and do not meet the quantitative thresholds for separate disclosure, and their information is combined and disclosed as "Corporate and Other".

        The Company has four reportable business segments engaged in the manufacture and sale of the following:

        Roller Bearings.    Roller bearings are anti-friction bearings that use rollers instead of balls. The Company manufactures four basic types of roller bearings: heavy duty needle roller bearings with inner rings, tapered roller bearings, track rollers and aircraft roller bearings.

        Plain Bearings.    Plain bearings are produced with either self-lubricating or metal-to-metal designs and consist of several sub-classes, including rod end bearings, spherical plain bearings and journal bearings. Unlike ball bearings, which are used in high-speed rotational applications, plain bearings are primarily used to rectify inevitable misalignments in various mechanical components.

        Ball Bearings.    The Company manufactures four basic types of ball bearings: high precision aerospace, airframe control, thin section and commercial ball bearings which are used in high-speed rotational applications,

        Corporate and Other.    Corporate and other consists of expenses incurred at the corporate office and two minor operating locations that do not fall into the above segmented categories. The Company produces precision ground ball bearing screws at its Linear Precision Products (LPP) plant that offer repeatable positioning accuracy in machine tools, transfer lines, robotic handling and semiconductor equipment. The Company's Schaublin location produces precision machine tool collets that provide effective part holding and accurate part location during machining operations.

        The accounting policies of the reportable segments are the same as those described in Note 2. Segment performance is evaluated based on segment net sales, operating income and total assets. Items not allocated to segment operating income include corporate administrative expenses and certain other amounts. Identifiable assets by reportable segment consist of those directly identified with the segment's operations. Corporate assets consist of cash, fixed assets and certain prepaid expenses.

	Fiscal Year Ended
	April 3, 2004	March 29, 2003	March 30, 2002
Net External Sales
Roller	$63,106	$60,788	$59,523
Plain	77,578	67,448	65,976
Ball	35,801	34,038	32,531
Corporate and other	10,846	10,586	10,301

	$187,331	$172,860	$168,331

Operating Income
Roller	$11,259	$8,459	$14,014
Plain	18,573	16,782	20,403
Ball	6,676	7,009	7,522
Corporate and other	(14,379)	(11,547)	(14,761)

	$22,129	$20,703	$27,178

Total Assets
Roller	$44,402	$40,647	$41,528
Plain	112,441	106,675	94,965
Ball	21,145	20,440	18,243
Corporate and other	56,758	64,594	65,579

	$234,746	$232,356	$220,315

Capital Expenditures
Roller	$2,108	$2,201	$2,746
Plain	1,535	2,187	1,080
Ball	795	563	1,002
Corporate and other	513	1,571	1,113

	$4,951	$6,522	$5,941

Depreciation & Amortization
Roller	$2,453	$2,298	$2,228
Plain	2,568	2,341	2,455
Ball	1,549	1,638	1,574
Corporate and other	2,612	2,542	2,848

	$9,182	$8,819	$9,105

Geographic External Sales
Domestic	$166,763	$155,579	$154,354
Foreign	20,568	17,281	13,977

	$187,331	$172,860	$168,331

Geographic Long-Lived Assets
Domestic	$52,956	$53,798	$55,645
Foreign	3,293	3,974	3,891

	$56,249	$57,772	$59,536

Intersegment Sales
Roller	$1,669	$1,818	$1,220
Plain	880	1,787	3,182
Ball	397	18	952
Corporate and other	6,349	5,135	3,254

	$9,295	$8,758	$8,608

        All intersegment revenues are eliminated in consolidation.

21.    Subsequent Event

        On June 29, 2004, the Company closed a $210,000 debt refinancing agreement led and arranged by General Electric Capital Corporation. The agreement provides a $55,000 revolving credit agreement, a $110,000 term loan and a $45,000 second lien term loan. Each loan is secured by a lien against substantially all of the assets of the Company and subjects the Company to standard affirmative and negative covenants, as well as financial leverage tests. The proceeds were used to refinance the existing senior credit facility and to redeem outstanding debt. Most notably, concurrently with the funding, the Company issued a notice of redemption to the noteholders of the 9 5/8% Senior Subordinated Notes issued pursuant to an indenture and due June 15, 2007. The requisite funds, approximately $113,000 (101.6041% of the principal amount), were irrevocably put on deposit with the trustee, Bank of New York, for redemption on July 29, 2004. In June 2004, $4,303 in unamortized deferred finance costs associated with the retired debt were charged to other non-operating expenses and deferred finance fees of $4,500 were capitalized associated with the new debt refinancing arrangement.

RBC Bearings Incorporated

Index to Unaudited Interim Consolidated Financial Statements

RBC Bearings Incorporated

Consolidated Balance Sheets

(dollars in thousands, except share data)

	January 1, 2005	April 3, 2004
	(unaudited)
ASSETS
Current assets:	$1,703	$3,250
Cash
Accounts receivable, net of allowance for doubtful accounts of $541 at January 1, 2005 and $770 at April 3, 2004	46,773	44,516
Inventory	99,351	90,504
Deferred income taxes	2,410	2,342
Prepaid expenses and other current assets	3,688	2,454

Total current assets	153,925	143,066
Property, plant and equipment, net of accumulated depreciation of $75,761 at January 1, 2005 and $71,369 at April 3, 2004	54,233	56,249
Restricted marketable securities	12	12
Goodwill	25,150	25,150
Intangible assets, net of accumulated amortization of $796 at January 1, 2005 and $449 at April 3, 2004	3,083	2,853
Deferred financing costs, net of accumulated amortization of $1,096 at January 1, 2005 and $7,849 at April 3, 2004	5,023	5,628
Other assets	1,864	1,788

Total assets	$243,290	$234,746

LIABILITIES & STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$17,955	$13,618
Accrued expenses and other current liabilities	10,574	13,276
Current portion of long-term debt	8,183	10,421
Capital lease obligations	185	201

Total current liabilities	36,897	37,516
Long-term debt, less current portion	214,071	204,803
Capital lease obligations, less current portion	330	225
Other non-current liabilities	6,643	8,487

Total liabilities	257,941	251,031
Class C redeemable preferred stock, $0.01 par value; authorized shares: 900,000 at January 1, 2005 and April 3, 2004; none issued and outstanding	—	—
Stockholders' deficit:
Class A preferred stock, $0.01 par value; authorized shares; 15,500 at January 1, 2005 and April 3, 2004; none issued and outstanding	—	—
Class B exchangeable convertible participating preferred stock, $0.01 par value; authorized shares: 240,000 at January 1, 2005 and April 3, 2004; issued and outstanding shares: 240,000 at January 1, 2005 and April 3, 2004	2	2
Class D preferred stock, $0.01 par value; authorized shares: 240,000 at January 1, 2005 and April 3, 2004; none issued and outstanding	—	—
Class A voting common stock, $.01 par value; authorized shares: 8,000,000 at January 1, 2005 and April 3, 2004; issued and outstanding shares: 2,475,461 at January 1, 2005 and April 3, 2004	25	25
Class B super voting common stock, $.01 par value; authorized shares: 1,000,000 at January 1, 2005 and April 3, 2004; issued and outstanding shares: 100 at January 1, 2005 and April 3, 2004	—	—
Additional paid-in capital	33,485	33,485
Accumulated other comprehensive loss	(2,226)	(3,343)
Accumulated deficit	(45,937)	(46,454)

Total stockholders' deficit	(14,651)	(16,285)

Total liabilities and stockholders' deficit	$243,290	$234,746

See notes to unaudited interim consolidated financial statements

RBC Bearings Incorporated

Consolidated Statements of Operations

(dollars in thousands, except share data)
(unaudited)

	Nine Months Ended
	January 1, 2005	December 27, 2003
Net sales	$170,731	$125,087
Cost of sales	123,325	90,745

Gross margin	47,406	34,342
Operating expenses
Selling, general and administrative	22,929	19,615
Other, net	2,464	863

Total operating expenses	25,393	20,478

Operating income	22,013	13,864
Interest expense, net	14,335	15,289
Loss on early extinguishment of debt	6,956	—
Other non-operating expense (income)	(98)	12

Income (loss) before income taxes	820	(1,437)
Provision for (benefit from) income taxes	303	(492)

Net income (loss)	$ 517	$ (945)

Net income (loss) per common share:
Basic	$ (0.47)	$ (1.01)
Diluted	$ (0.47)	$ (1.01)
Weighted average common shares:
Basic	2,475,561	2,475,561
Diluted	2,475,561	2,475,561

See notes to unaudited interim consolidated financial statements

RBC Bearings Incorporated

Consolidated Statements of Stockholders' Deficit and Comprehensive Income/(Loss)

(dollars in thousands)

	Preferred Stock		Common Stock
						Accumulated Other Comprehensive Loss
					Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficit	Comprehensive Income/ Loss
	Shares	Amount	Shares	Amount
Balance at March 29, 2003	240,000	$2	2,475,561	$25	$33,485	$(4,044)	$(47,117)	$(17,649)
Net income (53 weeks)	—	—	—	—	—	—	663	663	$663
Currency translation adjustments	—	—	—	—	—	63	—	63	63
Minimum pension liability adjustment, net of taxes	—	—	—	—	—	638	—	638	638

Comprehensive income									$1,364

Balance at April 3, 2004	240,000	2	2,475,561	25	33,485	(3,343)	(46,454)	(16,285)
Net income (unaudited)	—	—	—	—	—	—	517	517	$517
Currency translation adjustments (unaudited)	—	—	—	—	—	1,117	—	1,117	1,117

Comprehensive income (unaudited)									$1,634

Balance at January 1, 2005 (unaudited)	240,000	$2	2,475,561	$25	$33,485	$(2,226)	$(45,937)	$(14,651)

See notes to unaudited interim consolidated financial statements

RBC Bearings Incorporated

Consolidated Statements of Cash Flows

(dollars in thousands)
(Unaudited)

	Nine Months Ended
	January 1, 2005	December 27, 2003
Cash flows from operating activities:
Net income (loss)	$517	$(945)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	6,997	7,274
Deferred income taxes	(68)	(69)
Amortization of intangible assets	347	258
Amortization of deferred financing costs and debt discount	898	1,227
Loss on disposition of assets	1,841	—
Loss on early extinguishment of debt	4,303	—
Other	12	34
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(1,263)	3,973
Inventory	(6,767)	(6,573)
Prepaid expenses and other current assets	(1,222)	58
Other non-current assets	169	879
Accounts payable and other current liabilities	837	(7,764)
Other non-current liabilities	(1,896)	1,751

Net cash provided by operating activities	4,705	103
Cash flows from investing activities:
Purchase of property, plant & equipment	(6,604)	(2,952)
Proceeds from sale of assets	110	—
Acquisition of businesses, net of cash acquired	(1,228)	(6,364)
Proceeds from restricted marketable securities	—	101

Net cash used in investing activities	(7,722)	(9,215)
Cash flows from financing activities:
Net increase in revolving credit facility	2,890	2,500
Financing fees paid in connection with credit facility	(4,500)	(748)
Retirement of senior subordinated notes payable	(110,000)	—
Proceeds from senior credit facility	—	10,000
Proceeds from new credit facility	155,000	—
Increase in foreign debt	—	7,971
Payments on term loans	(41,750)	(4,515)
Principal payments on capital lease obligations	(211)	(140)

Net cash provided by financing activities	1,429	15,068
Effect of exchange rate changes on cash	41	651

Cash and cash equivalents:
(Decrease) increase during the period	(1,547)	6,607
Cash, at beginning of period	3,250	3,553

Cash, at end of period	$1,703	$10,160

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$17,307	$18,512

Income taxes	$224	$201

See notes to unaudited interim consolidated financial statements

RBC Bearings Incorporated

Notes to Unaudited Interim Consolidated Financial Statements

(dollars in thousands, except share and per share data)

        The consolidated financial statements included herein have been prepared by RBC Bearings Incorporated (collectively with its subsidiaries, the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The fiscal year-end balance sheet data have been derived from the Company's audited financial statements, but does not include all disclosures required by generally accepted accounting principles in the United States. The interim financial statements furnished with this report have been prepared on a consistent basis with the Company's audited financial statements and notes thereto included herein for the fiscal year ended April 3, 2004. These statements reflect all adjustments, consisting only of items of a normal recurring nature, which are, in the opinion of management, necessary for the fair presentation of the consolidated financial condition and consolidated results of operations for the interim periods presented. These financial statements should be read in conjunction with the Company's audited financial statements and notes thereto included herein.

        The consolidated financial statements include the accounts of RBC Bearings Incorporated, Roller Bearing Company of America, Inc. ("RBCA") and its wholly-owned subsidiaries, Industrial Tectonics Bearings Corporation ("ITB"), RBC Linear Precision Products, Inc. ("LPP"), RBC Nice Bearings, Inc. ("Nice"), Bremen Bearings, Inc. ("Bremen"), Miller Bearings, Inc. ("Miller"), Tyson Bearings., Inc. ("Tyson"), Schaublin, RBC de Mexico ("Mexico"), RBC Oklahoma, Inc. ("RBC Oklahoma") and RBC Aircraft Products, Inc. ("API"), as well as its Transport Dynamics ("TDC"), Heim ("Heim"), Engineered Components ("ECD") and U.S. Bearings ("USB") divisions. All material intercompany balances and transactions have been eliminated in consolidation.

1.    Acquisitions

        Effective December 22, 2004, RBCA purchased certain net assets of the U.S. Bearing division of Network Electronic Corporation, a manufacturer of lined and unlined spherical, rod-end and other specialty bearings located in Chatsworth, California. The total consideration paid was $1,228. The purchase price allocation is as follows: inventory ($522), property, plant and equipment ($585), intangible assets ($438) and accrued expenses ($317). All of the products associated with the acquisition are complementary with products already provided by other Company businesses.

        Effective December 22, 2003, API, a wholly-owned subsidiary of RBCA, purchased the airframe control bearing business of Timken Corp. located in Torrington, CT. The total consideration paid was $5,471. The purchase price allocation is as follows: accounts receivable ($379), inventory ($3,911), property, plant, and equipment ($2,439), intangible assets ($1,136) and accrued expenses ($2,394). The products associated with the acquisition are complementary with products already provided by other Company businesses.

        The results of operations subsequent to the effective dates of the acquisitions are included in the results of operations of the Company. Unaudited pro-forma consolidated results of operations of the Company, based upon pre-acquisition unaudited historical information provided for the nine months ended January 1, 2005 and December 27, 2003, as if the USB and API acquisitions took place on March 30, 2003, are as follows:

	January 1, 2005	December 27, 2003
Net sales	$172,281	$148,690
Net income	$777	$1,595
Net income (loss) per common share:
Basic	$(0.37)	$0.01
Diluted	$(0.37)	$0.01

2.    Net Income (Loss) Per Common Share

        Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) by the sum of the weighted-average number of common shares, dilutive common share equivalents then outstanding using the treasury stock method and the assumed conversion of preferred stock to common shares. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants.

        If the above calculation results in a net loss available to common stockholders (due to a net loss for the period or the effect of accrued preferred stock dividends) and if the effect of including common share equivalents and the assumed conversion of preferred stock is anti-dilutive, then diluted net loss per common share will equal basic net loss per common share.

        The table below reflects the calculation of weighted-average shares outstanding for each year presented as well as the computation of basic and diluted net income (loss) per common share:

Numerator:
Net income (loss)	$ 517	$ (945)
Accrued preferred stock dividends	(1,693)	(1,561)

Numerator for basic net income (loss) per common share—income (loss) available to common stockholders	(1,176)	(2,506)
Effect of preferred stock dividends	1,693	1,561

Numerator for diluted net income (loss) per common share—income (loss) available to common stockholders after assumed conversion of preferred stock	$ 517	$ (945)

Denominator:
Denominator for basic net income (loss) per common share—weighted-average shares	2,475,561	2,475,561
Effect of dilutive securities:
Employee stock options and warrants	1,031,578	874,908
Convertible preferred stock	738,558	738,558

Dilutive potential common shares	1,770,136	1,613,466

Denominator for diluted net income (loss) per common share—adjusted weighted-average shares and assumed conversions	4,245,697	4,089,027

Basic net income (loss) per common share	$ (0.47)	$ (1.01)
Diluted net income (loss) per common share	$ (0.47)	$ (1.01)

3.    Inventory

        Inventories are stated at the lower of cost or market, using the first-in, first-out method, and are summarized below:

	January 1, 2005	April 3, 2004
Raw materials	$5,260	$3,611
Work in process	28,188	25,798
Finished goods	65,903	61,095

	$99,351	$90,504

4.    Accumulated Other Comprehensive Loss

        The components of comprehensive income (loss) that relate to the Company are net income, foreign currency translation adjustments and pension plan additional minimum liability, all of which are presented in the consolidated statements of stockholders' deficit and comprehensive income (loss).

        The following summarizes the activity within accumulated other comprehensive loss:

	Currency Translation	Minimum Pension Liability	Total
Balance at March 29, 2003	$(1,367)	$(2,677)	$(4,044)
Currency translation adjustments	63	—	63
Minimum pension liability	—	638	638

Balance at April 3, 2004	(1,304)	(2,039)	(3,343)
Currency translation adjustments	1,117	—	1,117

Balance at January 1, 2005	$(187)	$(2,039)	$(2,226)

5.    Stock-Based Compensation

        The Company accounts for options and warrants granted to employees using the intrinsic value method pursuant to APB No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized since the exercise price of all grants issued was at or above the fair market value of the Company's common stock at the date of grant as determined by the Board of Directors. Had compensation cost for these grants been determined based on the fair value at the grant dates consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been reduced to the following pro-forma amounts:

	Nine Months Ended
	January 1, 2005	December 27, 2003
Net income (loss), as reported	$517	$(945)
Less: stock-based compensation expense determined under fair value method, net of tax	42	21

Pro-forma net income (loss)	$475	$(966)

Net income (loss) per common share, as reported:
Basic	$(0.47)	$(1.01)

Diluted	$(0.47)	$(1.01)

Net income (loss) per common share, pro-forma:
Basic	$(0.49)	$(1.02)

Diluted	$(0.49)	$(1.02)

        The Company has issued 65,000 options to purchase Class A Common Stock at an exercise price of $20.00 during the nine months ended January 1, 2005. Determining the fair value of the Company's Class A Common Stock requires making subjective and complex judgments and estimates. The Company employed the market approach to estimate the enterprise value. The market approach involves applying an appropriate market multiple, compared to like public companies in the Company's industry, to the operating performance for the twelve months ended April 3, 2004 and the actual and projected operating performance for the twelve months ended April 2, 2005. The options issued during the nine-month period ended January 1, 2005 were based on this valuation and approved by the Company's Board of Directors. The Company and the Board of Directors anticipate that a retrospective review and assessment will be performed due to the pending initial public offering to determine any change in the fair market value of the Company's enterprise value, which could result in recording deferred compensation and compensation expense for the fiscal year ending April 2, 2005.

6.    Debt

        On June 29, 2004, the Company closed a $210,000 debt refinancing agreement (the "New Credit Facility") led and arranged by General Electric Capital Corporation. The agreement provides a $55,000 revolving credit agreement (the "New Revolving Credit Facility"), a $110,000 term loan (the "New Term Loan"), and a $45,000 second lien term loan (the "SCIL Loan"). Each loan is secured by a lien against substantially all of the assets of the Company and subjects the Company to standard affirmative and negative covenants, as well as financial leverage tests. The proceeds were used to refinance the existing senior credit facility and to redeem outstanding debt. Most notably, concurrently with funding, the Company issued a notice of redemption to the noteholders of the Senior Subordinated Notes issued pursuant to an indenture and due June 15, 2007. The requisite funds, approximately $113,000 (101.6041% of the principal amount), were irrevocably put on deposit with the trustee, Bank of New York, for redemption July 29, 2004. This amount includes a redemption premium of $1,771 that was recorded as a loss on extinguishment of debt, as was $4,303 in unamortized deferred finance fees associated with this debt and $882 in interest expense during the call period. Deferred finance fees of $4,500 were capitalized associated with the new debt refinancing arrangement.

        Approximately $20,300 of the New Revolving Credit Facility is being utilized to provide letters of credit to secure RBCA's obligations relating to certain Industrial Development Revenue Bonds and insurance programs. As of January 1, 2005, RBCA had the ability to borrow up to an additional $18,618 under the New Revolving Credit Facility.

        The New Revolving Credit Facility bears interest at a floating rate of either the higher of the base rate on corporate loans or the federal funds rate plus 50 basis points, plus 1.75%; or LIBOR plus 3.00%. The Company has the right to elect the applicable interest rate on the New Revolving Credit Facility. The New Term Loan bears interest at a floating rate of either the higher of the base rate on corporate loans or the federal funds rate plus 50 basis points, plus 2.50%; or LIBOR plus 3.75%. The Company has the right to elect the applicable interest rate on the New Term Loan. The SCIL Loan bears interest at a floating rate of either the higher of the base rate on corporate loans or the federal funds rate plus 50 basis points, plus 7.25%; or LIBOR plus 8.50%. The Company has the right to elect the applicable interest rate on the SCIL Loan. As of January 1, 2005, the blended interest rate on this debt refinancing agreement was 7.80%.

        On December 8, 2003, Schaublin entered into a bank credit facility (the "Swiss Credit Facility") with Credit Suisse providing for 10,000 swiss francs, or approximately $8,000, of term loans (the "Swiss Term Loans") and up to 2,000 swiss francs, or approximately $1,600, of revolving credit loans (the "Swiss Revolving Credit Facility"). RBCA pledged 99.4% of the present and future share capital of Schaublin (1,366 shares) against this facility. On November 8, 2004, Schaublin amended the Swiss Credit Facility to increase the Swiss Revolving Credit Facility to 4,000 swiss francs, or approximately $3,500. As of January 1, 2005, there were no borrowings outstanding under the Swiss Revolving Credit Facility.

        The balances payable under all borrowing facilities are as follows:

	January 1, 2005	April 3, 2004
9 5/8% Senior Subordinated Notes Payable	$—	$110,000
13% Senior Subordinated Discount Debentures	37,902	37,806
New Credit Facility
New Term Loan, payable in quarterly installments of $275, commencing October 1, 2004, with final payment of $103,125 due December 29, 2010; bears interest at variable rates, payable monthly and upon maturity at prime or LIBOR, at the Company's election	109,725	—
SCIL Loan, payable June 29, 2011; bears interest at variable rates, payable monthly and upon maturity at prime or LIBOR, at the Company's election.	45,000	—
New Revolving Credit Facility	5,390	—
Senior Credit Facility
Term Loans, payable in quarterly installments of $1,428, commencing September 30, 2002, with final payment of $12,857 due May 30, 2007; bears interest at variable rates, payable monthly and upon maturity at prime or LIBOR, at the Company's election	—	30,000
Term Loan B, payable May 30, 2007; bears interest at variable rates, payable monthly and upon maturity at prime or LIBOR, at the Company's election; three percent of interest accrues as paid in kind additions to principal outstanding	—	10,085
Revolving Credit Facility	—	2,500
Swiss Credit Facility
Term Loan, payable in semi-annual installments ranging from approximately $400, commencing March 31, 2004, to approximately $1,000 from September 30, 2005, with final payment due March 31, 2009; bears interest at variable rates, payable quarterly	7,457	7,480
Other Loans	125	698
Industrial Development Revenue Bonds
Series 1994 A, due in annual installments of $180 beginning September 1, 2006, graduating to $815 on September 1, 2014, with final payment due on September 1, 2017; bears interest at a variable rate, payable monthly through December 2017	7,700	7,700
Series 1994 B, bears interest at a variable rate, payable monthly through December 2017	3,000	3,000
Series 1998, bears interest at variable rates, payable monthly through December 2021.	1,155	1,155
Series 1999, bearing interest at variable rates, payable monthly through April 2024	4,800	4,800

Total Debt	222,254	215,224
Less: Current Portion	8,183	10,421

Long-Term Debt	$214,071	$204,803

        The current portion of long-term debt as of January 1, 2005 and April 3, 2004 includes $5,390 and $2,500, respectively, of borrowings under the revolving credit facilities.

        The Company's exposure to interest rate risk is derived from its outstanding variable-rate debt obligations which primarily consist of the New Credit Facility and the SCIL loan. The Company is subject to fluctuating interest rates on $184,227 of debt. In December 2004, RBCA entered into an interest rate cap agreement with LaSalle Bank on $50 million of notes payable maturing on October 1, 2010. The agreement caps the LIBOR interest rate at five percent and matures on December 31, 2005. The interest rate cap agreement is being accounted for as an economic hedge. There was no material impact on the financial statements of the Company for the nine months ended January 1, 2005 of the interest rate cap agreement.

7.    Disposal of Fixed Assets

        During the nine-month period ended January 1, 2005, the Company had a non-cash charge of $1,841 on the loss on sale and disposal of property, plant, and equipment related to the consolidation of production lines and outsourcing certain components to low-cost producers. This amount was classified as an "other, net" operating expense in the consolidated statements of operations.

8.    Pension and Postretirement Plans

        At January 1, 2005, the Company has noncontributory defined benefit pension plans covering union employees in its Heim division plant in Fairfield, Connecticut, its Nice subsidiary plant in Kulpsville, Pennsylvania, its Bremen subsidiary plant in Plymouth, Indiana and its Tyson subsidiary plant in Glasgow, Kentucky.

        In its consolidated financial statements for the year ended April 3, 2004, the Company stated it expected to contribute $2,000 to its defined benefit plans and $340 to its retiree medical plans during the 2005 fiscal year. As of January 1, 2005, $1,100 has been contributed to the defined benefit plans and $210 has been contributed to the retiree medical plans. For the remainder of fiscal 2005, the Company intends to contribute $107 to its defined benefit plans and $70 to the retiree medical plans.

        The following tables illustrate the components of net periodic benefit cost for the Company's pension and other postretirement benefits plans:

	Pension Benefits Nine Months Ended
	January 1, 2005	December 27, 2003
Components of net periodic benefit cost:
Service cost	$381	$373
Interest cost	708	692
Expected return on plan assets	(549)	(596)
Amortization of losses	14	267

Net periodic benefit cost	$554	$736

	Other Postretirement Benefits Nine Months Ended
	January 1, 2005	December 27, 2003
Components of net periodic benefit cost:
Service cost	$168	$179
Interest cost	186	187
Prior service cost amortization	(314)	(361)
Amount of loss recognized	123	129

Net periodic benefit cost	$163	$134

        On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Company is evaluating how and when any Federal subsidies would apply. The postretirement benefit obligation and net periodic benefit cost in the financial statements do not reflect the possible effects of the Act on the Company's benefit programs. Specific authoritative guidance on the accounting for the Federal subsidy is pending and that guidance, when published, could require the Company to change previously reported information.

9.    Related Party Transactions

        In connection with a management services agreement with Whitney, RBCA incurred fees of $338 in each of the nine-month periods ended January 1, 2005 and December 27, 2003. At January 1, 2005 and December 27, 2003, amounts payable to Whitney were $450 and $113, respectively.

10.    Income Taxes

        The effective income tax rates for the nine-month periods ended January 1, 2005 and December 27, 2003 are 37% and 34.2%, respectively.

11.    Reportable Segments

        The Company operates through operating segments for which separate financial information is available, and for which operating results are evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. These operating segments have similar economic characteristics and met all other required criteria, including nature of the products and production processes, distribution patterns and classes of customers. The Company aggregates these operating segments for reporting purposes. Certain other operating segments do not exhibit the common attributes mentioned above and, therefore, information about them is reported separately, along with those operating segments which do not meet the quantitative thresholds for separate disclosure, and their information is combined and disclosed as "Corporate and Other".

        The Company has four reportable business segments engaged in the manufacture and sale of the following:

        Roller Bearings.    Roller bearings are anti-friction bearings that use rollers instead of balls. The Company manufactures four basic types of roller bearings: heavy duty needle roller bearings with inner rings, tapered roller bearings, track rollers and aircraft roller bearings.

        Plain Bearings.    Plain bearings are produced with either self-lubricating or metal-to-metal designs and consist of several sub-classes, including rod end bearings, spherical plain bearings and journal bearings. Unlike ball bearings, which are used in high-speed rotational applications, plain bearings are primarily used to rectify inevitable misalignments in various mechanical components.

        Ball Bearings.    The Company manufactures four basic types of ball bearings: high precision aerospace, airframe control, thin section and commercial ball bearings which are used in high-speed rotational applications.

        Corporate and Other.    Corporate and other consists of expenses incurred at the corporate office and its holding company parent, and two minor operating locations that do not fall into the above segmented categories. The Company produces precision ground ball bearing screws at its Linear Precision Products (LPP) plant that offer repeatable positioning accuracy in machine tools, transfer lines, robotic handling and semiconductor equipment. The Company's Schaublin location produces precision machine tool collets that provide effective part holding and accurate part location during machining operations.

        Segment performance is evaluated based on segment net sales, operating income and total assets. Items not allocated to segment operating income include corporate administrative expenses and certain other amounts. Corporate assets consist of cash, fixed assets and certain prepaid expenses.

	Nine Months Ended
	January 1, 2005	December 27, 2003
Net External Sales
Roller	$64,643	$39,193
Plain	68,354	55,494
Ball	28,357	22,807
Corporate and other	9,377	7,593

	$170,731	$125,087

Operating Income
Roller	$10,550	$6,132
Plain	16,572	12,691
Ball	5,699	4,598
Corporate and other	(10,808)	(9,557)

	$22,013	$13,864

Geographic External Sales
Domestic	$151,164	$110,332
Foreign	19,567	14,755

	$170,731	$125,087

Intersegment Sales
Roller	$4,821	$1,220
Plain	1,628	129
Ball	2,695	502
Corporate and other	7,124	4,393

	$16,268	$6,244

        All intersegment revenues are eliminated in consolidation.

12.    Recently Issued Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. It is not believed that the adoption of SFAS No. 151 will have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) will require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SEAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, as originally issued in 1995, established as preferable a fair value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair value-based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

  1.
  A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123 (R) that remain unvested on the effective date.

  2.
  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amount previously recognized under SFAS No. 123 for purpose of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

        The Company is currently evaluating these transition methods and determining the effect on the Company's consolidated results of operations and whether the adoption will result in amounts that are similar to the current pro-forma disclosures under SFAS No. 123. For fiscal 2005, the Company will continue to disclose stock-based compensation information in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123," and SFAS No. 123.

        Through and including            , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

KeyBanc Capital Markets

Jefferies & Company, Inc.

                         , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by RBC Bearings Incorporated in connection with the offer and sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee		$16,831.10
NASD filing fee		13,000.00
Stock Exchange listing fee		*
Transfer Agent's Fee		*
Trustee's fee		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$

Item 14.    Indemnification of Directors and Officers

        Delaware.    The General Corporation Law of the State of Delaware ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. The certificates of incorporation of the Delaware registrants include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends and stock repurchases); or for transactions from which the director derived improper personal benefit.

        The certificates of incorporation of the Delaware registrants provide that these registrants must indemnify their directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our by laws, agreement, vote of stockholders or disinterested directors or otherwise.

        The purchase agreement to be entered into between RBC Bearings Incorporated and the underwriters in connection with this offering will include provisions pursuant to which the underwriters indemnify the directors and officers of RBC Bearings Incorporated.

        RBC Bearings Incorporated maintains insurance to protect itself and its directors and, officers and those of its subsidiaries against any such expense, liability or loss, whether or not it would have the power to indemnify them against such expense, liability or loss under applicable law.

Item 15.    Recent Sales of Unregistered Securities

        None.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibit.    The following exhibits are filed as part of this Registration Statement.

1.1	Form of Purchase Agreement.*
3.1	Form of Amended and Restated Certificate of Incorporation of RBC Bearings Incorporated dated , 2005.
3.3	Form of Bylaws of RBC Bearings Incorporated.
4.3	Form of stock certificate for common stock.*
5.1	Form of Opinion of Kirkland & Ellis LLP.
10.1	Indenture, dated as of June 15, 1997 between RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) and the United States Trust Company of New York.
10.2	Stock Option Plan of RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.), dated as of February 18, 1998 with form of agreement.
10.3	Form of Stock Transfer Restriction Agreement between RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) and certain of its stockholders.
10.4	Amended and Restated 2001 Stock Option Plan of RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.), dated October 24, 2003.
10.5	Form of 2005 Long Term Equity Incentive Plan.
10.6	Agreement of Lease between Robear West Trenton Associates, L.P. and Roller Bearing Company of America, Inc., dated February 10, 1999, for West Trenton, New Jersey premises.
10.7	First Amendment to Office Lease, dated July 26, 2004, between Robear West Trenton Associates, L.P. and Roller Bearing Company of America, Inc.
10.8	Indenture of Lease dated March 31, 2004 between Roller Bearing Company of America, Inc., and Raymond Hunicke, LLC, a Connecticut limited liability company.
10.9	Executed counterpart of the Pledge and Security Agreement, dated as of September 1, 1994, between Roller Bearing Company of America, Inc., Heller Financial, Inc. and Mark Twain Bank.
10.10	Loan Agreement, dated as of September 1, 1994, between the South Carolina Job—Economic Development Authority and Roller Bearing Company of America, Inc. with respect to the Series 1994A Bonds.
10.11	Agreement between Bremen, Indiana Plant of SKF USA, Inc. and International Union Automobile, Aerospace and Agricultural Workers of America, U.A.W., Local 1368, expires October 29, 2005.
10.12	Trust Indenture, dated as of September 1, 1994, between the South Carolina Job—Economic Development Authority and Mark Twain Bank, as Trustee, with respect to the Series 1994A Bonds.
10.13	Loan Agreement, dated as of September 1, 1994, between the South Carolina Job—Economic Development Authority and Roller Bearing Company of America, Inc., with respect to the Series 1994B Bonds.
10.14	Trust Indenture, dated as of September 1, 1994, between the South Carolina Job—Economic Development Authority and Mark Twain Bank, as Trustee, with respect to the Series 1994B Bonds.

10.15	Collective Bargaining Agreement between Heim, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, U.A.W., and Amalgamated Local 376, U.A.W., expires January 31, 2008.
10.16	Nice Union Agreement, between Nice Ball Bearings, Inc. and United Steelworkers of America, Local 6816-12, expires January 31, 2008.*
10.17	Collective Bargaining Agreement between Roller Bearing Company of America, Inc. and the International Union U.A.W. and its Local 502, expires June 30, 2007.
10.18	Collective Bargaining Agreement between Tyson Bearing Company, Inc. and the United Steelworkers of America, AFL-CIO, Local 7461-01, expires June 13, 2008.*
10.19	Employment Agreement, effective as of December 18, 2000, between the Company and Michael J. Hartnett, Ph.D.
10.20	Amended and Restated Promissory Note, dated as of December 15, 2000, for $500,000, made by Michael J. Hartnett, Ph.D. and payable to Roller Bearing Company of America, Inc.
10.21	Loan Agreement, dated as of April 1, 1999, by and between California Infrastructure and Economic Development Bank and Roller Bearing Company of America, Inc.
10.22	Indenture Of Trust, dated as of April 1, 1999, between California Infrastructure and Economic Development Bank and U.S. Bank Trust National Association, as Trustee.
10.23	Tax Regulatory Agreement, dated as of April 1, 1999, by and among California Infrastructure and Economic Development Bank, U.S. Bank Trust National Association, as Trustee, and Roller Bearing Company of America, Inc.
10.24	Lease Agreement, dated as of December 17, 1999, between Schaublin SA and RBC Schaublin SA.
10.25	Lease by and among ABCS Properties, LLC, Michael H. Short and Lynn C. Short and Bremen Bearings, Inc. dated August 31, 2001.
10.26	Fourth Amended and Restated Credit Agreement, dated June 29, 2004, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as agent and lender and GECC Capital Markets Group, Inc.
10.27	Security Agreement, dated May 30, 2002, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as agent and Lender.
10.28	Pledge Agreement, dated May 30, 2002, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as agent and Lender.
10.29	SCIL Credit Agreement, dated June 29, 2004, by and among Roller Bearing Company of America, Inc. and certain of its domestic subsidiaries, General Electric Capital Corporation, as SCIL agent and GECC Capital Markets Group as Lead Arranger.
10.30	Security Agreement, dated June 29, 2004, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as Agent for SCIL Lenders.
10.31	Pledge Agreement, dated June 29, 2004, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as Agent for SCIL Lenders.
10.32	Master Reaffirmation and Amendment to Loan Documents, dated June 29, 2004, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as agent and Lender.
10.33	Lease Agreement dated May 17, 2004 by and between Shadowmoss Properties, LLC, a South Carolina limited liability company and Roller Bearing Company of America, Inc.

10.34	Credit Agreement, dated December 8, 2003, between Credit Suisse and Schaublin SA.
10.35	Amendment No. 1 to Credit Agreement, dated November 8, 2004, between Credit Suisse and Schaublin SA.
21.2	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
24.1	Powers of Attorney (included on signature page).

*
To be filed by amendment.

(b)
Financial Statement Schedules

Schedule II-Valuation and Qualifying Accounts

 Allowance for Doubtful Accounts

        The activity in the allowance for doubtful accounts consists of the following:

Fiscal Year Ended	Balance at Beginning of Year	Additions	Write-offs	Balance at End of Year
April 3, 2004	$744	$378	$(352)	$770
March 29, 2003	621	123	—	744
March 30, 2002	257	364	—	621

Item 17.    Undertakings

  1.
  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  2.
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  3.
  The undersigned registrant hereby undertakes that

            (i)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (ii)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oxford, Connecticut on May 11, 2005.

RBC BEARINGS INCORPORATED
By:	/s/ DR. MICHAEL J. HARTNETT
Name: Dr. Michael J. Hartnett Title: Chief Executive Officer and Chairman

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel A. Bergeron his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of RBC Bearings Incorporated) to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 (b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on May 11, 2005.

Signature	Title

/s/ DR. MICHAEL J. HARTNETT Dr. Michael J. Hartnett	Chief Executive Officer (Principal Executive Officer and Chairman)
/s/ DANIEL A. BERGERON Daniel A. Bergeron	Chief Financial Officer (Principal Financial and Accounting Officer)
Robert Anderson	Director
/s/ RICHARD R. CROWELL Richard R. Crowell	Director
/s/ WILLIAM P. KILLIAN William P. Killian	Director
/s/ MICHAEL STONE Michael Stone	Director
/s/ DR. AMIR FAGHRI Dr. Amir Faghri	Director

EXHIBIT INDEX

1.1	Form of Purchase Agreement.*
3.1	Form of Amended and Restated Certificate of Incorporation of RBC Bearings Incorporated dated , 2005.
3.3	Form of Bylaws of RBC Bearings Incorporated.
4.3	Form of stock certificate for common stock.*
5.1	Form of Opinion of Kirkland & Ellis LLP.
10.1	Indenture, dated as of June 15, 1997 between RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) and the United States Trust Company of New York.
10.2	Stock Option Plan of RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.), dated as of February 18, 1998 with form of agreement.
10.3	Form of Stock Transfer Restriction Agreement between RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.) and certain of its stockholders.
10.4	Amended and Restated 2001 Stock Option Plan of RBC Bearings Incorporated (f/k/a Roller Bearing Holding Company, Inc.), dated October 24, 2003.
10.5	Form of 2005 Long Term Equity Incentive Plan.
10.6	Agreement of Lease between Robear West Trenton Associates, L.P. and Roller Bearing Company of America, Inc., dated February 10, 1999, for West Trenton, New Jersey premises.
10.7	First Amendment to Office Lease, dated July 26, 2004, between Robear West Trenton Associates, L.P. and Roller Bearing Company of America, Inc.
10.8	Indenture of Lease dated March 31, 2004 between Roller Bearing Company of America, Inc., and Raymond Hunicke, LLC, a Connecticut limited liability company.
10.9	Executed counterpart of the Pledge and Security Agreement, dated as of September 1, 1994, between Roller Bearing Company of America, Inc., Heller Financial, Inc. and Mark Twain Bank.
10.10	Loan Agreement, dated as of September 1, 1994, between the South Carolina Job—Economic Development Authority and Roller Bearing Company of America, Inc. with respect to the Series 1994A Bonds.
10.11	Agreement between Bremen, Indiana Plant of SKF USA, Inc. and International Union Automobile, Aerospace and Agricultural Workers of America, U.A.W., Local 1368, expires October 29, 2005.
10.12	Trust Indenture, dated as of September 1, 1994, between the South Carolina Job—Economic Development Authority and Mark Twain Bank, as Trustee, with respect to the Series 1994A Bonds.
10.13	Loan Agreement, dated as of September 1, 1994, between the South Carolina Job—Economic Development Authority and Roller Bearing Company of America, Inc., with respect to the Series 1994B Bonds.
10.14	Trust Indenture, dated as of September 1, 1994, between the South Carolina Job—Economic Development Authority and Mark Twain Bank, as Trustee, with respect to the Series 1994B Bonds.

10.15
Collective Bargaining Agreement between Heim, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, U.A.W., and Amalgamated Local 376, U.A.W., expires January 31, 2008.
10.16	Nice Union Agreement, between Nice Ball Bearings, Inc. and United Steelworkers of America, Local 6816-12, expires January 31, 2008.*
10.17	Collective Bargaining Agreement between Roller Bearing Company of America, Inc. and the International Union U.A.W. and its Local 502, expires June 30, 2007.
10.18	Collective Bargaining Agreement between Tyson Bearing Company, Inc. and the United Steelworkers of America, AFL-CIO, Local 7461-01, expires June 13, 2008.*
10.19	Employment Agreement, effective as of December 18, 2000, between the Company and Michael J. Hartnett, Ph.D.
10.20	Amended and Restated Promissory Note, dated as of December 15, 2000, for $500,000, made by Michael J. Hartnett, Ph.D. and payable to Roller Bearing Company of America, Inc.
10.21	Loan Agreement, dated as of April 1, 1999, by and between California Infrastructure and Economic Development Bank and Roller Bearing Company of America, Inc.
10.22	Indenture Of Trust, dated as of April 1, 1999, between California Infrastructure and Economic Development Bank and U.S. Bank Trust National Association, as Trustee.
10.23
Tax Regulatory Agreement, dated as of April 1, 1999, by and among California Infrastructure and Economic Development Bank, U.S. Bank Trust National Association, as Trustee, and Roller Bearing Company of America, Inc.
10.24	Lease Agreement, dated as of December 17, 1999, between Schaublin SA and RBC Schaublin SA.
10.25	Lease by and among ABCS Properties, LLC, Michael H. Short and Lynn C. Short and Bremen Bearings, Inc. dated August 31, 2001.
10.26
Fourth Amended and Restated Credit Agreement, dated June 29, 2004, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as agent and lender and GECC Capital Markets Group, Inc.
10.27	Security Agreement, dated May 30, 2002, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as agent and Lender.
10.28	Pledge Agreement, dated May 30, 2002, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as agent and Lender.
10.29
SCIL Credit Agreement, dated June 29, 2004, by and among Roller Bearing Company of America, Inc. and certain of its domestic subsidiaries, General Electric Capital Corporation, as SCIL agent and GECC Capital Markets Group as Lead Arranger.
10.30	Security Agreement, dated June 29, 2004, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as Agent for SCIL Lenders.
10.31	Pledge Agreement, dated June 29, 2004, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as Agent for SCIL Lenders.
10.32
Master Reaffirmation and Amendment to Loan Documents, dated June 29, 2004, by and among Roller Bearing Company of America, Inc., certain of its domestic subsidiaries, General Electric Capital Corporation, as agent and Lender.

10.33	Lease Agreement dated May 17, 2004 by and between Shadowmoss Properties, LLC, a South Carolina limited liability company and Roller Bearing Company of America, Inc.
10.34	Credit Agreement, dated December 8, 2003, between Credit Suisse and Schaublin SA.
10.35	Amendment No. 1 to Credit Agreement, dated November 8, 2004, between Credit Suisse and Schaublin SA.
21.2	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
24.1	Powers of Attorney (included on signature page).

*
To be filed by amendment.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RBC Bearings Incorporated
The Offering
Summary Financial Data
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
INDUSTRY AND MARKET DATA
DIVIDEND POLICY
PRE-OFFERING TRANSACTIONS
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Actual
Pro Forma(3)
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
RBC Bearings Incorporated Index to Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RBC Bearings Incorporated Consolidated Balance Sheets (dollars in thousands, except share data)
RBC Bearings Incorporated Consolidated Statements of Operations (dollars in thousands, except share data)
RBC Bearings Incorporated Consolidated Statements of Stockholders' Deficit and Comprehensive Income (Loss) (dollars in thousands)
RBC Bearings Incorporated Consolidated Statements of Cash Flows (dollars in thousands)
RBC Bearings Incorporated Notes to Consolidated Financial Statements (dollars in thousands, except share and per share data)
RBC Bearings Incorporated Index to Unaudited Interim Consolidated Financial Statements
RBC Bearings Incorporated Consolidated Balance Sheets (dollars in thousands, except share data)
RBC Bearings Incorporated Consolidated Statements of Operations (dollars in thousands, except share data) (unaudited)
RBC Bearings Incorporated Consolidated Statements of Stockholders' Deficit and Comprehensive Income/(Loss) (dollars in thousands)
RBC Bearings Incorporated Consolidated Statements of Cash Flows (dollars in thousands) (Unaudited)
RBC Bearings Incorporated Notes to Unaudited Interim Consolidated Financial Statements (dollars in thousands, except share and per share data)
PART II
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX